PLIANT










24
QUENCH
NATURAL SPRING WATER

2007 Annual Report



Pliant is a customer-driven,

service-minded company.

We are dedicated to building

profitable business

the right way – through

innovative products,

contemporary assets,

category winning customers

and long-term contracts.

PLIANT REPORTS A RECORD-BREAKING 2007

A letter from the President

At Pliant, we always go for the win. That's why we like bringing you news of achievements made and goals met. We have many positives to share in our 2007 Annual Report. Throughout the year, the Pliant team worked diligently to support the company's commitment to excellent workmanship, technological advancement and customer service.

As a result, Pliant had another solid year in 2007. We finished the year with strong results of approximately $1.1 billion in sales and $96.6 million in EBITDA* (adjusted). The actual rate of EBITDA of 11.4 cents per pound is the highest it has been in the past four years.

Based on the fact that resin pricing ended the year approximately 37% higher than at the beginning of the year, the results of our company's performance are very impressive. The impact of these increases resulted in about $23 million in price compression, essentially a proxy for net delta earnings, based on the price pass through lag due to contractual commitments with our customers.

In spite of this and through deliberate and disciplined cost-cutting actions, we were able to offset a large percentage of this impact while improving our working capital turns to 6.6. In addition, Pliant's net revolver balance (revolver usage plus cash on hand) was roughly unchanged at year-end 2007 versus year-end 2006.

*EBITDA reflects income from continuing operations adjusted for interest expense, income taxes, depreciation, amortization, restructuring and other costs and other non-cash charges (principally the impairment of goodwill, intangible assets and fixed assets).

We have made forward-looking statements in this annual report. All such forward-looking statements, whether written or oral, by us or on our behalf, are expressly qualified by this cautionary statement. All forward-looking statements, including, without limitation, management's examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. But, there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Our risks are more specifically described in the "Risk Factors" of Part I, Item 1A of the Company's Annual Report on Form 10-K for the year ended December 31, 2007, provided herein. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

A balanced business model – the basis of our success

Core Product Innovation

By partnering with customers on cost and packaging reduction initiatives, Pliant developed new industry solutions in shrink and stretch film to sealant web for laminations. In addition, our commitment to next generation technology is proven through new industry-leading brands such as *SteamQuick®*, *BullsEye™*, *Stratos™*, *GlideFast™* and more.






Good Luck!
ATHLETES



Fixed Cost Reduction

Pliant continues to focus on upgrading or replacing mature assets as well as rationalizing our manufacturing footprint in an ever-changing and increasingly global marketplace.

Maximized Sales Effort

In order to deliver unique solutions for the industry's requirements, Pliant continually identifies and attracts the top commercial talent in the packaging industry.

Sustainable Business Practices

Pliant maintains relentless focus on being the industry leader on "first run yield" as well as product development for post-industrial and post-consumer plastic film waste. Pliant is a leader in the way it manages its manufacturing operations to offset ever-rising energy costs. Primary examples are energy conservation in line start-ups, maximizing load factors on inbound and outbound freight and utilizing "unusable" scrap to develop new products.

Commitment to Our Employees

In spite of a challenging business climate, Pliant has maintained above-industry standards for employee wellness programs and healthcare coverage. In addition, Pliant remains committed to safety with top quintile performance for LTAs and Recordables in our industry. These investments allow us to attract and retain the industry's best talent.

Social Commitment

We give back to our customers and community through charitable donations and volunteerism for a variety of worthy causes across all of our operations and locations. Pliant is extremely active with trade organizations to work with municipalities on waste management and recycling programs.

Future Growth Objectives

Committed to domestic and international expansion, we focus on organic programs as well as strategic business development activities that target specific bolt-on acquisitions that matter to our customers and shareholders.

We are flexible packaging specialists ...and proud of it.

Winning with a proven plan

Pliant remains committed to its Business Plan and is steadily building profitable business the right way.

- Win with innovative products, contemporary assets, category-winning customers, long-term contracts.

Pliant will aggressively lower its costs again in 2008.

- We will consolidate 3 more plants, lower operational waste rates, lower cycle-times, and increase recycling/reuse rates.

As the results in this Annual Report will show, Pliant had a record-breaking year in 2007 and looks forward to a great year in 2008.



Harold Bevis
President and Chief Executive Officer and Director
Pliant Corporation

Featuring toughness plus clarity and gloss for enhanced shelf appeal, ***BullsEye™ Shrink Film*** hits the mark with double-digit growth projections through 2010.


24
QUENCH
NATURAL SPRING WATER


BULLSEYE™
SHRINK FILM

ON TARGET IN 2007

In the year just completed, the commitments we made to excellence in serving our customers and in bringing innovative new products to market gave us momentum, kept us on target and helped us achieve company objectives.

We're proud to say that Pliant set many new company records in 2007.

- Record sales in the PVC business totalling 103 million pounds
- Record sales in Europe and Mexico
- Record sales from New Products – Top 5 generated an additional 35 million pounds of sales
- Record EBITDA in the Stretch and Shrink business
- Record EBITDA profit rate in Stretch, Shrink and PVC



2007 New Product Pipeline
New Wins Captured Through 2007* (Pounds per Millions)
*annualized volume run rate
$13
$12
$10
$8
$6
$4
$2
$0
2.0
2.5
6.5
12
12.5
Steam Quick
FRESH VIEW
Blockade
BULLSEYE SHRINK FILM
Stratos Stretch Film

A brief description of the business done by Pliant and its subsidiaries during 2007 is set forth in Part I, Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007, provided herein.

COVERING MORE WITH LESS

An important part of the culture at Pliant is to continuously lower our base costs as well as our pound-for-pound costs. We focus on eliminating waste, improving efficiency and promoting leaner operations throughout the company. Our "lean and green" mindset benefits both Pliant and the planet.

- Record recycling and re-manufacturing rates
  - 135 million pounds of resin reused from scrap and waste
  - 15% of total requirements

- Record plant operational efficiencies
  - net waste rates at 4.1%
  - 9 plants were below 1% waste
  - 3 plants achieved 0% waste or less

- Record low salaried headcount
  - 655 people on the payroll, down from 870 in Q4 2003

- Record low number of plants in the footprint
  - 2 more manufacturing plants consolidated in 2007 – 5 plants consolidated in 4 years
  - Made extensive preparations to close 3 more plants in 2008


percentage of employee reduction by 2007
25%
Employees in 2003

Reduction Percentage of Salaried Headcount


percentage of plants consolidated by 2007
22%
13%
Plants in 2003
percentage of plants planned for consolidation in 2008

Percentage of Plant Consolidation

Award-winning*

Stratos™ Stretch Film

is thinner yet stronger,

creating ultra-yield

high-speed machine films

for cost-effective pallet

wrapping while fulfilling

sustainability initiatives.



Stratos™

Stretch Film

*2008 Flexible Packaging Association: Silver Award – Sustainability.

MODERNIZATION LEAVING IMPRINT ON MARKET

A leading, integrated supplier of films and printed products for the flexible packaging market, Pliant combines exceptional technical, graphics and customer service resources with award-winning printing services.

We are updating our facilities and enhancing our capabilities at industry leading levels, with $164 million CAPEX invested in 4 years.

Pliant is consolidating plants that are no longer cost effective, while modernizing others that are key to increasing our competitiveness.

We are updating our facilities and enhancing our capabilities at industry leading levels.

Keeping our competitive edge

An example of this is the improvements we have made to our Macedon, NY location. Pliant is systematically ensuring that this plant is a Printed Products Competitive Powerhouse!

2005

- Doubled the size of the manufacturing facility to 330,000 square feet

2006

- Installed one 8-color and one 10-color printing press
- Installed a 100% digital plate-making system
- Added bag lines

2007

- Installed one 8-color and one 10-color printing press
- Added a 3-layer blown film extrusion line

Case Study

*Macedon, NY–
printed products
powerhouse*

Pliant has invested $28 million in our Macedon plant since 2005 to increase its competitiveness, grow sales and expand into other markets. Our investments are already yielding returns with products like *BullsEye™* that are expected to hit double digit growth by 2010. Additional investments for 2008 include new press capacity to support *Bullseye™* and *SteamQuick®* growth, and bag converting capability to support growth in *FreshView™* and other bakery products.




PETITE
PEAS
NET WT. 16 OZ. (1 LB.) 454G







Customer convenience meets innovation in our line of ***SteamQuick®* *Microwavable Bags*** for steam-cooked frozen and fresh vegetables, meats, seafood and pasta in high-growth markets.


Steams in Minutes!
PictSweet
Deluxe
Steamers
Broccoli Florets, Cauliflower & Carrots


Steam Quick

RISING ABOVE THE COMPETITION

As a national leader in product development, Pliant puts years of research and development experience to work to take leadership to the next level. An innovator in printed films and flexible plastic packaging, Pliant is ISO- and FDA- approved and AIB Superior rated.

We use technological advancements and superior service to help our customers improve their business.

- 45 engineers for development and process support
- Focused, proprietary resin and additive development
- Dedicated R&D activities and pilot production lines
- Leading approvals and certifications consistently maintained
- 100% in-house graphic design for flexographic and rotogravure printing

Pliant's innovations are industry firsts that the company protects with patents, applying for a total of 47 in the last 4 years (2004-2007). The company will continue to protect its groundbreaking products with an aggressive IP program.

Pliant protects its innovative products with patents – 47 applications in the last 4 years.



Pliant's Patent Application Rate
Number of Patents
30
25
20
15
10
5
0
2004/2005
2006/2007

THE CLEAR CHOICE

Pliant is committed to growth and leadership in its existing markets and proud to be aligned with category-winning customers. Discovering dynamic new markets to enter and outstanding new customers to work with are high priorities at Pliant, and we continue to explore opportunities that satisfy our criteria for expansion.






Crystal Cling
Plastic Food Wrap
250

Existing Markets

- Personal Care
- Medical
- Agricultural
- Stretch Films
- Bakery
- Frozen Foods
- Converter Films
- Cookie, Cracker, Cereal Films
- Meat Films
- Cutter Boxes

Market Entry/Expansion

- Shrink Films
- Food Service Distribution
- Stretch Hooder
- Europe Business/Export
- Canada Business/Export
- Mexico Business/Export

FreshView™ Bakery Bags

bring excitement

to the marketplace

with printable, opaque

packaging and a

crystal-clear window

for eye-catching

packaging with a view.




FRESH
VIEW
™

STRONG MARKETING -THE KEY TO HEALTHY SALES

We support our growth initiatives with a major marketing program. We designate trade names for all major film advancements, and roll out new products using the appropriate combination of marketing collateral, press releases, magazine articles and advertising, and tradeshow participation.

Pliant's marketing program works hand-in-hand with our focused Innovation and R&D program — both our patent applications and new product sales are at record rates.

The top 5 new products exceeded expectations and have been enthusiastically received by our customers.

Pliant set records with new products launched in 2007.


BULLSEYE
SHRINK FILM

At leading water, beer and carbonated beverage producers, praise overflows for new ***BullsEye™ Shrink Film.***


Steam
QUICK

The fast-growing microwave-in-the-bag segment of the food industry welcomes innovative ***SteamQuick® Packaging.***


FRESH
VIEW

Customers get a clear view of the bread inside the window with ***FreshView™ Bakery Bags.***


Stratos
Stretch Film

Ultra-high-yield ***Stratos™ Stretch Film*** is the lowest gauge pallet wrap film available.


Blockade

Innovative ***Blockade® Agricultural Film*** replaces metallized moisture control and pesticide control films.

Case Study

"Protecting products, patients and professionals"

was a strategically crafted brand message for Pliant's Healthcare Films marketing campaign that spoke to the healthcare industry's demand for perfect films that meet exacting standards.

The brand message was consistently supported by targeted advertising in leading medical publications, a cover story preceding a major trade show, engaging sales collateral and dynamic display graphics, creating great brand recognition and a lasting market impression.


optym
Pliant Medical Films


Medical Films
Safe guard.
Discover...
Medical Films
Life guard.


optym
Discover the many sides of Pliant.


Life guard.
Discover the many sides of Pliant Medical Films...
PLIANT


NONWOVENS INDUSTRY
SINCE 1970
IDEA 2007 Show Issue

Blockade® Plastic Mulch

is first in the field with

unique film technology

that helps growers reduce

costs and increase

their crop yield.



Blockade®

PLIANT








QUENCH
NATURAL SPRING WATER

2007 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 333-40067

PLIANT CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	**43-2107725**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1475 Woodfield Road, Suite 700
Schaumburg, IL 60173
(847) 969-3300
(Address of principal executive offices and telephone number)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Series AA 13% Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At March 12, 2008 there were 97,348 outstanding shares of the Registrant's Common Stock. As of March 12, 2008, 47,216, or approximately 48.50%, of the outstanding shares of the Registrant's Common Stock were held by persons other than affiliates of the Registrant. There is no established trading market for the Registrant's Common Stock and, therefore, the aggregate market value of shares held by non-affiliates cannot be determined by reference to recent sales or bid and asked prices.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of Part III incorporates information by reference from the definitive Proxy Statement for the 2008 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year covered by this Form 10-K.

(THIS PAGE INTENTIONALLY LEFT BLANK)

TABLE OF CONTENTS

This report contains certain forward-looking statements that involve risks and uncertainties, including statements about our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements. Some of the factors that could negatively affect our performance are discussed in Item 1, "Business—Cautionary Statement for Forward-Looking Information" and elsewhere in this report. Unless indicated otherwise, "Pliant," the "Company," "we" or "us" refers to Pliant Corporation and its subsidiaries.

PART I

ITEM 1. BUSINESS

General

Pliant, with 2007 revenues of approximately $1,096.6 million, is one of North America's leading manufacturers of value-added films and flexible packaging for food, personal care, medical, agricultural and industrial applications. We offer some of the most diverse product lines in the film industry and have achieved leading positions in many of these product lines. We currently operate 21 manufacturing and research and development facilities worldwide and we currently have approximately one billion pounds of annual production capacity.

We were formed in 1992 as a Utah corporation and reincorporated in Delaware on July 18, 2006. We have a proud heritage through predecessor companies that traces back many decades. We have combined strategic acquisitions, internal growth, product innovation and operational improvements to grow our business from net sales of $310.8 million in 1996 to $1,096.6 million in 2007. We have invested to expand our capabilities and value-added product offerings for our customers. Over the past 5 years, we invested over $158 million to expand, upgrade and maintain our asset base and information systems.

Reorganization

The Company and ten of its subsidiaries filed for protection under Chapter 11 of Title 11 of the Bankruptcy Code (the "Bankruptcy Code") in January 2006. On June 19, 2006, the Company filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") its Fourth Amended Joint Plan of Reorganization (the "Plan") which was approved by the Bankruptcy Court on June 23, 2006. On July 18, 2006, the Company consummated its reorganization through a series of transactions contemplated in the Plan and emerged from bankruptcy. On November 28, 2007, the Bankruptcy Court entered a final decree closing the Chapter 11 bankruptcy cases of Uniplast Holdings, Inc., Pliant Corporation International, Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Pliant Investment, Inc., Alliant Company LLC and Uniplast Industries Co., with such closures effective as of November 28, 2007. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information on our emergence from bankruptcy.

Controlling Shareholders

As of March 12, 2008, J.P. Morgan Partners (BHCA), L.P. and/or affiliates ("JP Morgan") owned approximately 51.45% of our outstanding common stock, par value $.01 per share (the "Common Stock") and 12.51% of our outstanding Series AA Redeemable Preferred Stock, par value $.01 per share (the "Series AA Preferred Stock").

Industry Overview

We manufacture and sell a variety of plastic films and flexible packaging products. Our products serve customers in a variety of flexible packaging markets, including the food and beverage, retail, pharmaceutical, medical, personal care, household, industrial and agricultural film markets, as well as secondary packaging and non-packaging end use markets. According to the Flexible Packaging Association ("FPA"), the North American market for flexible packaging was approximately $23.5 billion in 2006 and has grown at a compound annual growth rate, or CAGR, of approximately 3.8% in revenues from 2001-2006. Many of our plastic films are flexible packaging products as defined by the Flexible Packaging Association. However, the flexible packaging market, as defined by the Flexible Packaging Association, does not include certain of the products we sell, such as agricultural films, and includes certain products we do not sell, such as wax papers and aluminum foils. We believe, however, that trends affecting the flexible packaging industry also affect the markets for many of our other products.

Flexible packaging is used to package a variety of products, particularly food, which accounts for just over half of all flexible packaging shipments. Recent advancements in film extrusion and resin technology have produced new, sophisticated films that are thinner and stronger and have better barrier and sealant properties than other materials or predecessor films. These technological advances have facilitated the replacement of many traditional forms of paper or rigid packaging with film-based, flexible packaging that is lighter, is lower in cost and has enhanced performance characteristics. For example, in consumer applications, stand-up pouches that use plastic films are now often used instead of paperboard boxes, glass jars or metal cans. In industrial markets, stretch and shrink films are often used instead of corrugated boxes and metal strapping to unitize, bundle and protect items during shipping and storage.

Certain industry and market share data reported herein are based on estimates made by the Flexible Packaging Association in a "State of the Industry Report 2007," compiled based on data compiled from surveys submitted by its members, or from data provided by the Flexible Packaging Association in an investment base report titled "Paper and Packaging: Industry Overview and Outlook" issued in July 2007. Pliant serves on the Board of Directors of the Flexible Packaging Association and Pliant is a dues-paying member of the FPA. Unless otherwise indicated, the market share and industry data used throughout this report were obtained primarily from internal company surveys and management estimates based on these surveys and our management's knowledge of the industry. We have not independently verified any of the data from third-party sources. Similarly, internal company surveys and management estimates, while we believe them to be reliable, have not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in Item 1, "Business—Cautionary Statement for Forward-Looking Information" in this report.

Products, Markets and Customers

Our products are sold into numerous markets for a wide variety of end uses and are offered through four operating segments: Specialty Films, Printed Products, Industrial Films, and Engineered Films.

Operating segments are components of our business for which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. In each of our segments, the loss of one or more major customers, or a material reduction in sales to these customers would have a material adverse effect on the results of operations of such segment. For more information on our operating segments and geographic information, see Note 13 to the consolidated financial statements included elsewhere in this report.

Specialty Films

Our Specialty Films segment accounted for 18.8%, 18.4%, and 18.2% of our consolidated net sales in 2007, 2006, and 2005, respectively. Our Specialty Films segment produces personal care films, medical films, and agricultural films.

Personal Care. We are a leading producer of personal care films used in disposable diapers, feminine care products and adult incontinence products. Personal care films must meet diverse and highly technical specifications. Many of these films must "breathe," allowing water vapors to escape. In some applications, the softness or "quietness" of the film is important, as in adult incontinence products.

Medical. We are a specialized niche manufacturer of medical films. Our medical films are used in disposable surgical drapes and gowns. We also produce protective packaging for medical supplies, such as disposable syringes and intravenous fluid bags. In addition, our products include packaging for disposable medical devices. Our medical films are manufactured to meet stringent barrier requirements. A sterile barrier is necessary to provide and assure the integrity of the devices and to prevent contamination and tampering. These films must also be able to withstand varied sterilization processes.

Agricultural. We are a leading manufacturer of polyethylene mulch films that are sold to fruit and vegetable growers and to nursery operators. Our mulch films are used extensively in North America and Latin America. Commercial growers of crops like peppers, tomatoes, cucumbers and strawberries are the primary consumers of our mulch films. These crops are typically planted on raised beds that are tightly covered with mulch film. The mulch film eliminates or retards weed growth, significantly reduces the amount of water required by plants, controls soil bed temperatures for ideal growing conditions and allows easy application of fertilizer.

Printed Products

Our Printed Products segment accounted for 19.3%, 19.9% and 20.0% of our consolidated net sales in 2007, 2006 and 2005, respectively. Our Printed Products segment provides printed rollstock, bags and sheets used to package consumer goods. Printed bags or rollstock are sold to bakeries, fresh and frozen food processors, manufacturers of personal care products, textile manufacturers and other dry goods processors. Bread and bakery bags represent a significant portion of our Printed Products business. Our Printed Products segment produces approximately four billion bread and bakery bags each year, with an estimated share of between 20% to 25% of the North American market.

Printed Products also includes our Mexican subsidiary, which is a leading producer of printed products for Mexico and other Latin American countries. It also produces personal care and barrier films for these markets. In 2007, approximately 25% of our Printed Products sales were outside the United States, primarily in Mexico and Latin America.

Industrial Films

The Industrial Films segment accounted for 28.9%, 27.7%, and 28.6% of our consolidated net sales in 2007, 2006, and 2005, respectively.

Our Industrial Films segment manufactures stretch and PVC films. In 2007, approximately 27% of our Industrial Films sales were outside the United States, primarily in Canada, Europe and Australia. Our customers in this segment include national distributors, such as Bunzl, and Xpedx; grocery chains, such as A&P, Kroger, Publix and Safeway; and end-users, such as Proctor & Gamble, Costco, and Wal-Mart.

Stretch Films. Our stretch films are used to bundle, unitize and protect palletized loads during shipping and storage. Stretch films continue to replace more traditional packaging, such as corrugated boxes and metal strapping, because of stretch films' lower cost, higher strength, and ease of use. We are North America's fourth largest producer of stretch films, with an estimated market share of between 10% and 13%.

PVC Films. Our PVC films are used by supermarkets, delicatessens and restaurants to wrap meat, cheese and produce. PVC films are preferred in these applications because of their clarity, elasticity and cling. We also produce PVC films for laundry wrap and other industrial applications. Finally, we produce individually-packaged rolls of PVC film for consumer household use. The film is packaged in cartons ("cutterboxes") with serrated edges or slide-cutters, and sold into bulk retail and food service markets in North America, Latin America and Asia. In 2007, we were the third largest producer of PVC films in North America, with an estimated market share of approximately 25%. In addition, we are a leading producer of PVC films in Australia and the second largest producer in Europe, with estimated market shares of approximately 50% and 16%, respectively.

Engineered Films

The Engineered Films segment accounted for 31.6%, 33.3%, and 32.4% of our consolidated net sales in 2007, 2006, and 2005, respectively.

Engineered films are a key component in a wide variety of flexible packaging products. These films are used in packaging for end-use markets such as coffee, confections, snacks, fresh produce, lidding, and hot-fill liquids. Generally, our engineered films add value by providing the final packaging product with specific performance characteristics, such as moisture, oxygen or odor barriers, ultraviolet protection or desired sealant properties. Because engineered films are sold for their sealant, barrier or other properties, they must meet stringent performance specifications established by the customer, including gauge control, clarity, sealability and width accuracy. We are a leader in introducing new engineered film products to meet flexible packaging industry trends and specific customer needs. We are North America's leading manufacturer of polyethylene-based sealant films with an estimated market share of between 30% and 35%.

We also manufacture a variety of barrier and custom films, primarily for smaller, but profitable, niche segments in flexible packaging and industrial markets. For example, in 2007 we were North America's third largest producer of films for cookie, cracker and cereal box liners, with an estimated market share of between 15% and 20%. We are also a leading manufacturer of barrier films for liners in multi-wall pet food.

Sales and Marketing

Because of our broad range of product offerings and customers, our sales and marketing efforts are generally product or customer specific. We market in various ways, depending on both the customer and the product. However, most of our salespeople are dedicated to a specific product line and sometimes to specific markets or customers.

The majority of our Specialty Films, Printed Products and Engineered Films are sold by our own direct sales force. These salespeople are supported by customer service and technical specialists assigned to each salesperson, and in some cases, to specific customers. Customer service representatives assist with order intake, scheduling and product information. Technical support personnel assist the salesperson and the customer with technical expertise, quality control and product development. We believe it is critical that our sales, marketing and technical support teams work together in order to meet our customers' product needs and provide meaningful product development.

Many of our Printed Products are sold through brokers. National grocery chains and some smaller customer accounts are serviced by our own direct sales force. Generally, each salesperson is supported individually by a customer service specialist and by a group of technical specialists.

Industrial Films are generally sold through distributors and directly to certain large, national accounts. We have an independent contract sales force that sells our stretch pallet wrap films to national and regional distributors. Our PVC films are sold by our own sales force to regional and national distributors, directly to national grocery chains, and directly to converters, who repackage the film for sale in retail markets.

Certain of our products, such as our agricultural films, are sold through regional distributors. In addition, certain of Engineered Films are sold through brokers who have long-standing relationships with customers.

Manufacturing

Over the past 5 years, we have invested over $158 million to expand, upgrade and maintain our asset base and information systems. Our asset base has an insured value of approximately $1 billion and includes over 200 film extrusion lines, over 35 printing presses, and 70 bag converting machines. With 21 plants, we are often able to allocate lines to specific products. Our multiple manufacturing sites and varied production capabilities also allow us to offer multiple plant service to our national customers. Generally, our manufacturing plants operate 24 hours a day, seven days a week.

We manufacture our film products by combining thermoplastic resin pellets with other resins, plasticizers or modifiers, then melting them in a controlled, high temperature, pressurized process known as extrusion to create films with specific performance characteristics. The films are then placed on a circular core in up to 40-inch diameter rolls, packaged, and shipped directly to customers as rollstock or may undergo further processing. Additional processing steps can include printing in up to 10 colors, slitting down to a narrower width roll, converting into finished bags, or re-rolling onto smaller diameter rolls and packaging for sale as retail or institutional cutterboxes.

Backlog and Seasonality

We do not have any material order backlog and we do not believe that aggregate sales reflect any significant degree of seasonality.

Technology and Research and Development

We believe our technology base and research and development provide critical support to our business and customers. Our research and development group provides the latest resin and extrusion technology to our manufacturing facilities and allows us to test new resins and process technologies. We have 17 innovation programs underway to deliver solutions to our existing markets and allow us to access new markets. For example, we are extrapolating our thin film strengths into the printed shrink market, we are leveraging our printed bag making know-how into personal care bags and we are utilizing our knowledge in barrier films to create new solutions for the agricultural market. Our technical centers in Newport News, Virginia and Chippewa Falls, Wisconsin have pilot plants that allow customer sampling and the ability to run commercial scale-ups for new products without interrupting operations in our manufacturing plants. We are able to use our broad product offerings and technology to transfer technological innovations from one market to another.

Our technical representatives often work with customers to help them develop new, more competitive products. This allows us to enhance our relationships with these customers by providing the technical service needed to support commercialization of new products and by helping them to improve operational efficiency and quality throughout a product's life cycle.

We spent $11.1 million, $8.7 million, and $8.7 million on research and development for the years ended December 31, 2007, 2006 and 2005, respectively, including participation in several U.S. government-funded research and development programs.

Intellectual Property Rights

Patents, trademarks and licenses are a part of our business. We have patent protection on several of our products and processes, and we regularly apply for new patents on significant product and process developments. We have registered trademarks on many of our products. We also often rely on unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain our competitive position. In addition to our own patents, trade secrets and proprietary know-how, we occasionally license from third parties the right to use some of their intellectual property. Although we constantly seek to protect our patents, trademarks and other intellectual property, our precautions may not provide meaningful protection against competitors and the value of our trademarks could be diluted.

Raw Materials

Polyethylene, PVC, polypropylene and other resins and additives constitute the major raw materials for our products. We purchase much of our resin from major oil companies and petrochemical companies in North America. We also purchase a portion of our supply from manufacturers located outside North America, as well as non-prime resins purchased from secondary market brokers in North America and we are now one of the largest buyers of Middle Eastern film-grade resins. For the year ended December 31, 2007, raw material costs, which consist primarily of resin costs, comprised approximately 66% of our total cost of goods sold. Significant increases in the price of resins increases our costs, reduces our operating margins and impairs our ability to service debt unless we are able to pass all of these cost increases on to our customers. The price of resin is a function of, among other things, manufacturing capacity, demand, and the price of ethylene feed stocks. Resin shortages or significant increases in the price of resin could have a significant adverse effect on our business. Since the middle of 2002, we have experienced a period of significant uncertainty with respect to resin supplies and prices. High global energy prices combined with strong European export market for resin caused by the relatively weak U.S. Dollar have had significant impact on the price and supply of resins in 2007.

Major suppliers of resin have implemented price increases to cover their increases in feedstock costs, and to improve their operating margins as capacity utilization increases. Due in part to consolidation in the resin supply industry, suppliers have resisted the customer's efforts to limit or defer the effect of these increases. Conversely, the prices of our products generally fluctuate with the price of resins. We estimate that approximately half of our sales are made on a transactional basis, which allows us to pass through resin price increases, although competitive market conditions in our industry from time to time limit our ability to pass the full cost of higher resin pricing through to our customers immediately or completely. The other approximately one half of our sales are made pursuant to customer contracts, most of which dictate the timing in our ability to pass through the increase. A portion of these contracts have been renegotiated to allow resin cost changes to be passed along on a monthly basis, with some allowing cost changes to be passed through quarterly and a small number requiring a longer delay. In combination, the cost to the Company of the gap between the speed in which resin price changes are passed on to us and the time in which we can pass these cost changes on to our customers has an impact on both our results of operations and our working capital needs. This trend is industry wide and its impact has been significant in 2007. Although we believe that the renegotiation of some customer contracts should reduce the impact of resin price changes in the future, there can be no assurance that we will be successful in passing through such costs to our customers.

As one of the largest consumers of packaging resin in the United States, we are working with our suppliers to minimize the effects and the timing of the pass through of increased resin costs and to maximize the likelihood that resin supplies continue to be available to us in sufficient quantities and on timetables necessary to meet the needs of our customers. We have an aggressive program using materials engineering and substitution to maximize our operational flexibility, enabling increased purchases of non-U.S. sourced and non-prime resins. We have become one of the largest buyers of off-spec resins and secondary markets resins and we have installed extra silos, blending equipment and film quality inspection equipment to precisely control the blended use of lower cost resins. We also regularly evaluate commodity hedging, collar agreements, and other protective strategies and will implement them if and when appropriate and cost effective.

Competition

The markets in which we operate are highly competitive on the basis of service, product quality, product innovation and price. Small and medium-sized manufacturers that compete primarily in regional markets service a large portion of the film and flexible packaging market, and there are relatively few large national manufacturers. In addition to competition from many smaller competitors, we face strong competition from a number of large film and flexible packaging companies. Some of our competitors are substantially larger, are more diversified, and have greater resources than we have, and, therefore, may have certain competitive advantages.

Employees

As of February 29, 2008, we had approximately 2,875 employees, of which approximately 770 employees were subject to a total of 7 collective bargaining agreements that expire on various dates between 2009 and 2013. During 2007, we entered into a new agreement with our Kent union group which expires in June 2011. The agreement covering our Mexico union facility is bifurcated into salary and benefits components, each of which is reviewed separately. Both the salary and benefits components were renewed in March 2008. The salary component will be reviewed next in January 2009; the benefits component will be reviewed next in January 2010. The agreement covering our Chippewa Falls union facility was renewed in March 2008 and now expires in March 2013.

Environmental Matters

Our operations are subject to environmental laws in the United States and abroad, including those described in Item 1A, "Risks Factors—The cost of complying with federal and state environmental laws could be significant and increase our operating costs". Our capital and operating budgets include costs and expenses associated with complying with these laws, including the acquisition, maintenance and repair of pollution control equipment, and routine measures to prevent, contain and clean up spills of materials that occur in the ordinary course of our business. In addition, our production facilities require environmental permits that are subject to revocation, modification and renewal. We believe that we are in substantial compliance with environmental laws and our environmental permit requirements, and that the costs and expenses associated with such compliance are not material to our business. However, additional operating costs and capital expenditures could be incurred if, for example, additional or more stringent requirements relevant to our operations are promulgated.

From time to time, contaminants from current or historical operations have been detected at some of our present and former sites, principally in connection with the removal or closure of underground storage tanks. The cost to remediate these sites has not been material, and we are not currently aware that any of our facility locations have material outstanding claims or obligations relating to contamination issues.

Available Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the

SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

We maintain an Internet web site at http://www.pliantcorp.com. We do not currently make our annual, quarterly and current reports available on or through our web site. We believe our investors and potential investors have access to our reports through the SEC's web site or commercial services. Therefore, we do not believe it is necessary to make our reports available through our web site. We also provide electronic or paper copies of our filings free of charge upon written or oral request directed to Pliant Corporation, 1475 Woodfield Road, Suite 700, Schaumburg, Illinois 60173, telephone: (866) 878-6188.

Cautionary Statement for Forward-Looking Information

Some of the statements set forth in this report including, but not limited to, those under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation," are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements are not historical facts but instead represent only expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and may cause actual results to be materially different. These factors include, but are not limited to, the following:

- general economic and business conditions, particularly an economic downturn;
- continuing losses and charges against earnings resulting from restructuring or the impairment of assets;
- industry trends;
- risks of high leverage and any increases in our leverage;
- interest rate increases;
- changes in our ownership structure;
- changes in the Company's composition of operating segments;
- raw material costs and availability, particularly resin;
- the timing and extent to which we pass through resin cost changes to our customers;
- the loss of any of our key suppliers;
- changes in credit terms from our suppliers;
- competition;
- the loss of any of our major customers;
- changes in demand for our products;
- new technologies;
- changes in distribution channels or competitive conditions in the markets or countries where we operate;

- costs of integrating any future acquisitions;
- loss of our intellectual property rights;
- foreign currency fluctuations and devaluations and political instability in our foreign markets;
- changes in our business strategy or development plans;
- availability, terms and deployment of capital;
- availability of qualified personnel;
- labor relations and work stoppages;
- increases in the cost of compliance with laws and regulations, including environmental laws and regulations; and
- other risks and uncertainties listed or described from time to time in reports we periodically file with the SEC.

We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. But, there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Our risks are more specifically described in Item 1A, "Risk Factors", below. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

ITEM 1A. RISK FACTORS

The following risks and uncertainties are among the factors that could cause our actual operating results, financial condition or liquidity to differ materially from the forward-looking statements made in this report or which could otherwise adversely affect our business. There may be other factors, including those discussed elsewhere in this report or in other filings made by us with the SEC, that may cause our actual operating results, financial condition or liquidity to differ materially from the forward-looking statements made in this report or which could otherwise adversely affect our business. You should carefully consider these factors in evaluating any forward-looking statements made in this report and prior to making any investment decisions with respect to our securities.

Risks Related to Our Business

Continued increases in resin prices or the loss of a key resin supplier could lead to increased costs and lower profit margins.

Polyethylene, PVC, polypropylene and other resins and additives constitute the major raw materials for our products. We purchase much of our resin from major oil companies and petrochemical companies in North America. We also purchase a portion of our supply from manufacturers located outside North America, as well as non-prime resins purchased from secondary market brokers in North America and we are now one of the largest buyers of Middle Eastern film-grade resins. For the year ended December 31, 2007, raw material costs, which consist primarily of resin costs, comprised approximately 66% of our total cost of goods sold. Significant increases in the price of resins increases our costs, reduces our operating margins and impairs our ability to service debt unless we are able to pass all of these cost increases on to our customers. The price of resin is a function of, among other things, manufacturing capacity, demand, and the price of ethylene feed stocks. Resin shortages or significant increases in the price of resin could have a significant adverse effect on our business. Since the middle of 2002, we have experienced a period of significant uncertainty with respect to resin supplies and prices. High global energy prices combined with strong European export market for resin caused by the relatively weak U.S. Dollar have had significant impact on the price and supply of resins in 2007.

Major suppliers of resin have implemented price increases to cover their increases in feedstock costs, and to improve their operating margins as capacity utilization increases. Due in part to consolidation in the resin supply industry, suppliers have resisted the customer's efforts to limit or defer the effect of these increases. Conversely, the prices of our products generally fluctuate with the price of resins. We estimate that approximately half of our sales are made on a transactional basis, which allows us to pass through resin price increases, although competitive market conditions in our industry from time to time limit our ability to pass the full cost of higher resin pricing through to our customers immediately or completely. The other approximately one half of our sales are made pursuant to customer contracts, most of which dictate the timing in our ability to pass through the increase. A portion of these contracts have been renegotiated to allow resin cost changes to be passed along on a monthly basis, with some allowing cost changes to be passed through quarterly and a small number requiring a longer delay. In combination, the cost to the Company of the gap between the speed in which resin price changes are passed on to us and the time in which we can pass these cost changes on to our customers has an impact on both our results of operations and our working capital needs. This trend is industry wide and its impact has been significant in 2007. Although we believe that the renegotiation of some customer contracts should reduce the impact of resin price changes in the future, there can be no assurance that we will be successful in passing through such costs to our customers.

As one of the largest consumers of packaging resin in the United States, we are working with our suppliers to minimize the effects and the timing of the pass through of increased resin costs and to maximize the likelihood that resin supplies continue to be available to us in sufficient quantities and on timetables necessary to meet the needs of our customers. We have an aggressive program using materials engineering and substitution to maximize our operational flexibility, enabling increased purchases of non-U.S. sourced and non-prime resins. We are becoming one of the largest buyers of off-spec resins and secondary markets resins and we have installed extra silos, blending equipment and film quality inspection equipment to precisely control the blended use of lower cost resins. We also regularly evaluate commodity hedging, collar agreements and other protective strategies and will implement them if and when appropriate and cost effective.

We operate in highly competitive markets and our customers may not continue to purchase our products, which could lead to our having reduced revenues and loss of market share.

The markets in which we operate are highly competitive on the basis of service, product quality, product innovation and price. Small and medium-sized manufacturers that compete primarily in regional markets service a large portion of the film and flexible packaging market, and there are relatively few large national manufacturers. In addition to competition from many smaller competitors, we face strong competition from a number of large film and flexible packaging companies. Some of our competitors are substantially larger, are more diversified, and have greater resources than we have, and, therefore, may have certain competitive advantages.

If we lose one or more of our major customers, our results of operations and our ability to service our indebtedness could be adversely affected.

Although no single customer accounted for more than 10% of our net sales for the year ended December 31, 2007, we are dependent upon a limited number of large customers with substantial purchasing power for a significant percentage of our sales. Our top ten customers accounted for approximately 24.4% of our net sales in 2007. Several of our largest customers satisfy some of their film requirements by manufacturing film themselves. The loss of one or more major customers, or a material reduction in sales to these customers as a result of competition from other film manufacturers, insourcing of film requirements or other factors, would have a material adverse effect on our results of operations and on our ability to service our indebtedness. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 1, "Business—Products, Markets and Customers."

Our ongoing efforts to achieve cost savings may not improve our operating results.

We regularly evaluate our operations in order to identify potential cost savings. From time to time, we implement plant restructurings or other initiatives designed to improve the efficiency of our operations and reduce our costs. These initiatives may not result in cost savings, however, particularly if our estimates and assumptions relating to the anticipated cost savings prove to be incorrect. Further, even if a cost savings initiative is successful, we may not be able to improve our operating results as a result of other factors discussed in this report, many of which are beyond our control, such as a reduction in the demand for our products or increases in raw material costs.

We may not be able to adequately protect our intellectual property, which could cause our revenues to decrease.

We rely on patents, trademarks and licenses to protect our intellectual property, which is significant to our business. We also rely on unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain our competitive position. We routinely seek to protect our patents, trademarks and other intellectual property, but our precautions may not provide meaningful protection against competitors or protect the value of our trademarks. In addition to our own patents, trade secrets and proprietary know-how, we license from third parties the right to use some of their intellectual property. We routinely enter into confidentiality agreements to protect our trade secrets and proprietary know-how. However, these agreements may be breached, may not provide meaningful protection or may not contain adequate remedies for us if they are breached.

Any future acquisitions may not be successfully integrated with our business and could cause our revenues to decrease, operating costs to increase or reduce cash flows.

Our efforts to integrate any businesses acquired in the future may not result in increased profits. Difficulties encountered in any transition and integration process for newly acquired companies could cause revenues to decrease, operating costs to increase or reduce cash flows.

Our operations outside of the United States are subject to additional currency exchange and other risks that could adversely affect our results of operations.

We are subject to the risk of changes in foreign currency exchange rates due to our global operations. We manufacture and sell our products in North America, Latin America, Europe and Australia. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which we manufacture and distribute our products. Our operating results are primarily exposed to changes in exchange rates between the U.S. dollar and Canadian currency.

If we do not maintain good relationships with our employees, our business could be adversely affected by a loss of revenues, increased costs or reduced profitability.

As of February 29, 2008, we had approximately 2,875 employees, of which approximately 770 employees were subject to a total of 7 collective bargaining agreements that expire on various dates between 2009 and 2013. During 2007, we entered into a new agreement with our Kent union group which expires in June 2011. The agreement covering our Mexico union facility is bifurcated into salary and benefits components, each of which is reviewed separately. Both the salary and benefits components were renewed in March 2008. The salary component will be reviewed next in January 2009; the benefits component will be reviewed next in January 2010. The agreement covering our Chippewa Falls union facility was renewed in March 2008 and now expires in March 2013.

The cost of complying with federal and state environmental laws could be significant and increase our operating costs.

Complying with existing and future environmental laws and regulations that affect our business could impose material costs and liabilities on us. Our manufacturing operations are subject to certain federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, the protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to periodic environmental inspections and monitoring by governmental enforcement authorities. We could incur substantial costs, including fines and civil or criminal sanctions, as a result of actual or alleged violations of environmental laws. In addition, our production facilities require environmental permits that are subject to revocation, modification and renewal. Violations of environmental permits can also result in substantial fines and civil or criminal sanctions. The ultimate costs under environmental laws and the timing of such costs are difficult to predict and potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future.

Other Uncertainties

In addition to the factors described above, we face a number of uncertainties, including: (1) general economic and business conditions, particularly a continuing economic downturn; (2) industry trends; (3) changes in demand for our products; (4) potential legislation and regulatory changes; (5) new technologies; (6) changes in distribution channels or competitive conditions in the markets or countries where we operate; and (7) changes in our business strategy or development plans.

Risks Related to Our Financial and Capital Structure

The extent of our indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our debt obligations.

Although our reorganization in 2006 resulted in the elimination of net $289 million of our subordinated debt and approximately $298 million of our mandatorily redeemable stock, we continue to have a significant amount of indebtedness upon emergence from bankruptcy. As of December 31, 2007, we had total debt of $752.6 million.

Our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes. Such indebtedness also may limit our ability to adjust to changing market conditions and to withstand competitive pressures, possibly leaving us vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth and productivity improvement programs.

Limits on our borrowing capacity under our credit facilities may affect our ability to finance our operations.

While our credit facilities provide for a maximum of approximately $200 million of financing, our ability to borrow funds under the credit facilities is subject to the amount of eligible receivables, inventory, machinery and equipment, and real estate in our borrowing base under the facility and the application of reserves against such amounts. Our ability to make borrowings under our credit facilities also is conditioned upon our compliance with certain financial covenants. Moreover, covenants contained in our indentures may further impose limits on the amount we may borrow under our credit facility.

We may not be able to generate sufficient cash to service all of our indebtedness and could be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our estimated cash debt service for 2008 is expected to be approximately $43.5 million, consisting of $33.0 million of scheduled bond interest payments, approximately $8.7 million of interest payments on our revolving credit facilities and $1.8 million in capital lease and other payments.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. These factors include:

- Our ability to generate cost savings and manufacturing and operational efficiencies sufficient to achieve projected financial performance, as well as initiatives to obtain new business and to generate and manage working capital consistent with such projections;
- Variations in the financial or operational condition of our significant customers;
- Material shortages, transportation systems delays or other difficulties in markets where we purchase supplies for the manufacturing of our products;
- Significant work stoppages, disputes or any other difficulties in labor markets where we obtain materials necessary for the manufacturing of products or where products are manufactured, distributed or sold;
- Increased development of competitive alternatives to our products;
- Fluctuations in interest rates;
- Unscheduled plant shutdowns;
- Increased operating costs;
- Changes in prices and supply of raw materials;
- Changes in credit terms offered by our suppliers;
- Our ability to obtain cash adequate to fund our needs;
- Various worldwide economic and political factors, changes in economic conditions, currency fluctuations and devaluations, credit risks in foreign markets or political instability in foreign countries where we have manufacturing operations or suppliers;
- Physical damage to or loss of significant manufacturing or distribution property, plant and equipment due to fire, weather or other factors beyond our control;
- Legislative activities of governments, agencies and similar organizations, both in the United States and in foreign countries, that may affect our operations;

- Our ability to comply with government regulations, including public market disclosure requirements such as those contained within the Sarbanes-Oxley Act of 2002, as amended;
- Legal actions and claims of undetermined merit and amount involving, among other things, product liability, recalls of products manufactured or sold by us, and environmental and safety issues involving our products or facilities; and
- Possible terrorist attacks or acts of aggression or war, which could exacerbate other risks such as slowed production or interruptions in the transportation system.

If our cash flows and capital resources are insufficient to fund our debt service obligations in the future, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our indentures and credit facilities restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness in the future, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into a subsequent bankruptcy or liquidation. If our operating performance declines, we may, in the future, need to obtain waivers from the required lenders under our credit facilities to avoid being in default. If we breach our covenants under the credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we could be in default under the credit facilities and the lenders could exercise their rights, as described above, and we could be forced into a subsequent bankruptcy or liquidation.

Our variable rate indebtedness subjects us to interest rate risk.

Although we have substantially reduced our variable rate indebtedness, our borrowings under our credit facilities are at variable rates of interest. An increase of 1% in interest rates would result in an additional $100,000 of annual interest expense for each $10.0 million in borrowings under such facilities. We are thus exposed to interest rate risk to the extent of our borrowings under the credit facilities.

We will rely significantly on the funds received from our subsidiaries to meet our debt service obligations, but our subsidiaries may not be able to distribute sufficient funds to us.

Although we are an operating company, a significant amount of our revenue is generated by our subsidiaries. For the year ended December 31, 2007, 18.2% of our net sales was generated by our subsidiaries. As a result, our ability to satisfy our debt service obligations will depend significantly on our receipt of dividends or other intercompany transfers of funds from our operating subsidiaries. The payment of dividends to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations as well as certain contractual provisions which may restrict the payment of dividends and the transfer of assets to us. In the event of a subsequent bankruptcy, liquidation or reorganization of our subsidiaries, claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims as the holder of the equity of our subsidiaries.

The lack of an established trading market for our securities may adversely affect their liquidity.

None of our securities currently are listed or traded on any nationally recognized securities market or exchange. Although our Series AA Preferred Stock is quoted on the Over-The-Counter Bulletin Board ("OTCBB"), trading is limited and sporadic. In view of the limited trading in the Series AA Preferred Stock and the lack of an established trading market for our other securities, holders of our securities may find it difficult to dispose of, or to obtain accurate quotations for the price of our securities.

We do not anticipate paying dividends.

We do not anticipate making cash dividends or other distributions on our equity securities in the foreseeable future and covenants in certain debt instruments to which we are a party may restrict or ability to do so. As a result, the liquidity of our securities may be adversely affected.

Our common stock is subject to significant dilution.

If our Series AA Preferred Stock has not been redeemed or repurchased by the fifth anniversary of the effective date of the Plan, the holders of at least 40% of the outstanding shares of Series AA Preferred Stock will have the right to cause all of the outstanding Series AA Preferred Stock to be converted into a number of shares of common stock that will dilute the ownership of the existing common stock to .01% or less, thus rendering such existing common stock essentially worthless. The terms of our debt instruments currently prohibit us from redeeming or repurchasing the Series AA Preferred Stock.

The interest of JP Morgan as a controlling stockholder may differ from the interests of other securities holders.

As of March 12, 2008, JP Morgan owned approximately 12.51% of our Series AA Preferred Stock and approximately 51.48% of our Common Stock. Under the terms of our Stockholders' Agreement dated July 18, 2006 (the "Stockholders' Agreement"), those affiliates have the right to designate 5 out of the 7 members of the board of directors of the Company (the "Board of Directors" or the "Board") and thereby have effective control of the Company. As the holders of a significant percentage of our equity securities, the interests of JP Morgan may not in all cases be aligned with the other holders of our securities.

Risks related to Emergence from Bankruptcy

Our actual financial results after emergence from bankruptcy may vary significantly from the projections filed with the Bankruptcy Court.

We emerged from Chapter 11 bankruptcy proceedings on July 18, 2006 pursuant to terms of our Plan, which Plan was approved by the Bankruptcy Court. In connection with the Plan, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and our ability to continue operations upon emergence from bankruptcy. At the time they were last filed with the Bankruptcy Court, the projections reflected numerous assumptions concerning anticipated future performance and prevailing and anticipated market and economic conditions, many of which were and continue to be beyond our control and which may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will likely vary from those contemplated by the projections and the variations may be material.

Our actual financial results after emergence from bankruptcy may not be comparable to our historical financial information.

As a result of the consummation of the Plan and the transactions contemplated thereby, our financial condition and results of operations from and after July 18, 2006 may not be comparable to the financial condition or results of operations reflected in our historical financial statements.

We may be subject to litigation claims that were not discharged in the bankruptcy cases which could have a material adverse effect on our financial condition and results of operations.

The nature of our business may subject us to litigation. Because our Plan required that all allowed unsecured claims against us, other than claims with respect to our previously outstanding 13% senior subordinated notes, were reinstated, the vast majority of the litigation claims against us that arose prior to the date of our bankruptcy filing were not resolved during our Chapter 11 bankruptcy proceedings. The ultimate resolution of such claims is uncertain and may have a material adverse effect on our financial condition and results of operations.

We cannot be certain that the bankruptcy proceeding will not adversely affect our operations going forward.

Although we emerged from bankruptcy upon consummation of the Plan, we cannot assure you that having been subject to bankruptcy protection will not adversely affect our operations going forward, including our ability to negotiate favorable terms from suppliers, hedging counterparties and others and to attract and retain customers. The failure to obtain such favorable terms and retain customers could adversely affect our financial performance.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our principal executive offices located at 1475 Woodfield Road, Suite 700, Schaumburg, IL 60173. We own most of the improved real property and other assets used in our operations. We also lease all or part of six of the sites at which we have manufacturing operations and warehouse and office space at various locations. We consider the condition of our plants, warehouses and other properties and the other assets owned or leased by us to be generally good.

Since 2001, we have undertaken an effort to maximize the efficiency of our facilities by closing and disposing of a number of facilities. Production from these facilities was moved in large part to plants that were not operating at capacity. In 2006, we sold the land and unused building in Merced, California. During 2004, we closed our Harrisville, Rhode Island manufacturing facility and transferred production to more efficient plants and we also acquired ownership of that portion of our Macedon, New York facility that we previously leased from ExxonMobil Oil Corporation. In 2005, we sold the intellectual property, working capital and equipment assets used in our Alliant operations in Shelbyville, Indiana. In 2007, we closed our plants located in Langley, British Columbia and Barrie, Ontario and consolidated their production capacity and product lines into other facilities as part of a Canadian restructuring plan.

We have an annual film production capacity of approximately one billion pounds. Our principal manufacturing plants are listed below. Unless otherwise indicated, we own each of these properties.

SEGMENT/LOCATION	PRODUCTS
Specialty Films	
Harrington, Delaware	Personal care, medical and custom films
McAlester, Oklahoma	Personal care and medical films
Washington, Georgia	Personal care, medical and agricultural films
Printed Products	
Kent, Washington	Printed bags and rollstock
Macedon, New York	Printed bags and rollstock
Mexico City, Mexico*	Personal care films, printed bags and rollstock
Industrial Films	
Calhoun, Georgia	PVC films
Danville, Kentucky*	Stretch and custom films
Lewisburg, Tennessee	Stretch films
Phillipsburg, Germany	PVC films
Preston, Australia*	PVC films
Toronto, Canada	PVC and stretch films
Engineered Films	
Bloomington, Indiana*	Barrier and converter films
Chippewa Falls, Wisconsin	Converter, industrial and personal care films
Dalton, Georgia	Converter, barrier and medical films
Danville, Kentucky	Converter, barrier and custom films
Deerfield, Massachusetts	Converter and industrial films
Odon, Indiana	Barrier films
Orillia, Canada (two plants)*	Converter films
Corporate/Other	
Newport News, Virginia	Research facility and pilot plant

* Indicates a leased building. In the case of Orillia, Canada, one of the two plants is leased. In Danville, Kentucky, one of two plants is leased.

ITEM 3. LEGAL PROCEEDINGS

On January 3, 2006, Pliant and ten subsidiaries filed for bankruptcy under the Bankruptcy Code in the Bankruptcy Court. The cases are being jointly administered under the caption "In re: Pliant Corporation, et al., Case No. 06-10001". Three of its subsidiaries with Canadian operations commenced ancillary proceedings in a Canadian court to recognize the Chapter 11 bankruptcy proceedings as "foreign proceedings" pursuant to Canada's Companies' Creditors Arrangement Act ("CCAA"). The Company's operations in Mexico, Germany, and Australia were not included in the Chapter 11 filing and are not subject to the reorganization proceedings.

On June 19, 2006, the Company filed the Plan with the Bankruptcy Court, which was approved by the Bankruptcy Court on June 23, 2006. On July 18, 2006 the Company consummated its reorganization through a series of transactions contemplated in the Plan and it filed with the Bankruptcy Court a notice announcing the effectiveness of the Plan.

As a consequence of the Company's commencement of these bankruptcy proceedings, substantially all pending claims and litigation against it in the United States and Canada were automatically stayed pursuant to the Bankruptcy Code and CCAA. These stays were lifted upon the Company's emergence from bankruptcy.

On November 28, 2007, the Bankruptcy Court entered a final decree closing the Chapter 11 bankruptcy cases of Uniplast Holdings, Inc., Pliant Corporation International, Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Pliant Investment, Inc., Alliant Company LLC and Uniplast Industries Co., with such closures effective as of November 28, 2007. The remaining cases are those involving Pliant Corporation, Pliant Solutions Corporation ("Pliant Solutions"), Uniplast U.S., and Pliant Corporation of Canada Ltd. as debtor.

The Company has continued to work diligently in an effort to analyze each of the claims filed in its Chapter 11 cases, and has made significant progress in reconciling such claims with its books and records. Moreover, the Company has been steadily making distributions to the holders of many such claims, as well as to creditors appearing in its schedules, and has filed objections to certain claims as necessary. To date, the Company has filed five omnibus objections to claims, resulting in a reduction to the claims register of more than 80 claims totaling more than $86.5 million, which were primarily claims made by equity holders who received distributions of new securities according to the Company's Plan. In addition, the Company has paid more than $47 million to satisfy contract cure amounts, vendor trade agreements, and other unsecured claims. The Company estimates that there are approximately $2.0 million in non-litigation claims remaining for processing. See Item 7, "Management's Discussion and Analysis—Overview" for additional information.

The Company filed a patent infringement complaint against MSC Marketing & Technology, Inc., d/b/a Sigma Stretch Film and Atlantis Plastics, Inc. on May 19, 2004, Case No. 04-C-3509 (N.D. Ill.). The Company sells a patented plastic film that is used to wrap pallet loads. The patent infringement lawsuit was filed to protect the Company's exclusive right to this film's patented features, which provide the Company's product with advantages in this industry. The Company has settled its claims with MSC Marketing & Technology, Inc., which has paid a fee to license the patent. The Company also has settled its claims with Atlantis Plastics, Inc., which has paid a fee for a limited license of the patent.

In June 2005, the Company received an information request from the U.S. Environmental Protection Agency Region 4 (the "EPA") relating to the Constitution Road Drum Site (the "Site"). The EPA stated that the Company may have arranged for disposal of non-hazardous waste at the former Southeastern Research and Recovery ("SRR") facility in Atlanta, Georgia. SRR operated the Site as a RCRA transfer facility and apparently abandoned its operations. A group of potentially responsible parties are conducting a removal action pursuant to an administrative order on consent (the "Consent Order") with the EPA that also resolves the EPA's claims for past costs and future oversight costs in connection with the Site. The Company is participating in the Consent Order. The Company estimates its share of the costs of the removal action and the EPA's costs will not be material.

On August 11, 2005, Montague Claybrook, Chapter 7 Trustee for BakeLine Industries, Inc. filed a bankruptcy preference complaint against the Company, Adversary Proceeding 05-52265—PBL (Bankruptcy Court, District of Delaware). The complaint alleges preferential transfers of $274,500 to the Company. The Company has responded to the complaint, raising new value and ordinary course defenses. Discovery in this case has been concluded and the plaintiff has not resumed the proceeding after confirmation of the Plan.

On August 30, 2005, Tredegar Film Products Corp. filed a complaint against the Company, Case No. 05 CH 14715 (Cook County, Illinois Circuit Court, Chancery Division). In this lawsuit, Tredegar seeks compensatory damages in excess of $30,000 and $2 million in punitive damages against the Company for alleged misappropriation and misuse of alleged Tredegar trade secrets related to the hiring by the Company of two former Tredegar employees. On May 2, 2006, Tredegar filed a First Amended Verified Complaint, which added several allegations but did not make any additional claims against the Company. The case is in the discovery stage.

The Company is involved in ongoing litigation matters from time to time in the ordinary course of its business. In the Company's opinion, none of such litigation is material to its financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company did not submit any matters to a vote of security holders during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information, Holders and Dividends

At March 12, 2008, we had 97,348 shares of Common Stock outstanding and there were 339 holders of record of our Common Stock. There is no established trading market for our Common Stock.

At March 12, 2008, we had 334,780 shares of Series AA Preferred Stock outstanding and there were 15 holders of record of our Series AA Preferred Stock. Effective August 1, 2007, our Series AA Preferred Stock is quoted on the OTCBB under the symbol PLIAP.

At March 12, 2008, we had 8,000 shares of our Series M Preferred Stock, par value $.01 per share ("Series M Preferred Stock") outstanding and there were 10 holders of record of our Series M Preferred Stock.

We have not declared or paid any cash dividends on our Common Stock during the last two years and do not anticipate paying any cash dividends in the foreseeable future. The indentures governing our outstanding debt contain certain restrictions on the payment of cash dividends with respect to our Common Stock, and our credit facilities also restrict such payments. In addition, the terms of our outstanding Series AA Preferred Stock restrict the payment of cash dividends with respect to our Common Stock unless it has paid or declared and set aside for payment full cumulative dividends on the shares of Series AA Preferred Stock. Dividends on the Series M Preferred Stock are paid only under certain circumstances including redemption of the shares of Series AA Preferred Stock.

Recent Sales of Unregistered Securities

None.

Equity Compensation Plans

Our Series M Preferred Stock is the only class of equity securities issued under our equity compensation plans. The Series M Preferred Stock is closely held and not publicly traded and, therefore, our Board of Directors approves our equity compensation plan without obtaining approval directly from our shareholders.

As of December 31, 2007, all 8,000 shares of Series M Preferred Stock authorized has been issued pursuant to our 2006 Restricted Stock Incentive Plan (the "Stock Plan"), and no additional shares of Series M Preferred Stock remain available for future issuance under our equity compensation plans. Further, there are no outstanding options, warrants or rights under which any shares of the Series M Preferred Stock are to be issued.

Issuer Purchases of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data have been summarized from our consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and the notes thereto included elsewhere in this report and in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in millions)				
Statement of operations data:					
Net sales	$1,096.9	$1,159.0	$1,072.8	$ 968.7	$ 894.5
Cost of sales	968.5	1,017.8	939.7	826.8	758.2
Gross profit	128.4	141.2	133.1	141.9	136.3
Total operating expenses(2)	89.2	272.0	92.0	90.0	128.1
Operating income (loss)	39.2	(130.8)	41.1	51.9	8.2
Interest expense(3)(4)	(87.2)	(79.9)	(155.1)	(145.7)	(96.4)
Other income (expense), net	0.4	2.1	4.1	(0.7)	0.5
Gain on extinguishment of debt	32.5	393.7	—	—	—
Income (loss) from continuing operations before income taxes	(15.1)	185.1	(109.9)	(94.6)	(87.8)
Income tax expense (benefit)	(3.6)	—	2.0	1.6	5.2
Income (loss) from continuing operations	(11.5)	185.1	(111.9)	(96.2)	(93.0)
Loss from discontinued operations(1)	—	—	(1.1)	(17.7)	(21.3)
Net income (loss)	$ (11.5)	$ 185.1	$ (113.0)	$(113.9)	$(114.3)
Other financial data:					
EBITDA from continuing operations(5)	$ 117.0	$ 305.6	$ 85.8	$ 92.2	$ 55.5
Net cash provided by (used in) operating activities	43.8	59.6	(57.1)	(1.4)	(14.2)
Net cash used in investing activities	(43.2)	(37.8)	(28.3)	(17.6)	(17.0)
Net cash provided by (used in) financing activities	3.4	(27.9)	92.7	25.5	46.0
Depreciation and amortization	44.9	40.6	40.5	41.1	46.9
Impairment of goodwill(2)	—	110.0	—	—	18.3
Impairment of fixed assets(2)	1.4	0.3	—	0.4	4.8
Restructuring and other costs(2)	9.9	(0.6)	2.4	2.1	12.6
Reorganization costs	2.2	82.4	3.8	—	—
Capital expenditures	43.5	40.5	33.5	24.1	17.0

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in millions)				
Balance sheet data (at period end):					
Cash and cash equivalents	$ 7.3	$ 4.2	$ 12.8	$ 5.6	$ 3.3
Working capital(6)	108.8	122.7	(833.4)	78.5	70.7
Total assets	676.0	677.8	820.9	777.1	786.8
Total debt	752.6	737.6	981.7	842.3	783.7
Total liabilities(7)	943.9	941.5	1,455.8	1,291.3	992.4
Redeemable preferred stock(8)	247.4	198.9	0.1	0.1	188.2
Redeemable common stock	—	0.0	6.6	6.6	13.0
Stockholders' equity (deficit)	(267.9)	(263.8)	(641.7)	(521.0)	(407.1)

(1) On September 30, 2004, we sold substantially all of the assets of Pliant Solutions which was previously reported as one of our operating segments. In accordance with SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*, Pliant Solutions is being accounted for as a discontinued operation and, accordingly, its assets are segregated from continuing operations, and

its operating results are segmented and reported as discontinued operations in all periods presented. Net sales of Pliant Solutions for the nine months ended September 30, 2004 were $22.5 million and net sales of Pliant Solutions for the twelve months ended December 31, 2003 were $34.9 million. No tax benefits were recorded on the losses from discontinued operations or the loss on sale of discontinued operations as realization of these tax benefits is not certain.

(2) Total operating expenses for the year ended December 31, 2007 include restructuring and other costs of $9.9 million related to closure of our Langley, British Columbia and Barrie, Ontario plants and Canadian sales and management team restructuring of which $5.7 million is in our Printed Products segment, $1.3 million in our Engineered Films segment, $0.9 million in our Industrial segment and $2.0 million in Corporate/Other. Total operating expenses for the year ended December 31, 2007 also includes $2.2 million in reorganization and other costs including $1.0 million in professional fees and claim settlements, and $1.0 million associated with the issuance of the Company's Series M Preferred Stock. Total operating expenses for the year ended December 31, 2006 include goodwill impairment of $110.0 million in our Specialty Films and Printed Products segments and reorganization expenses of $82.4 million. The reorganization costs include the write-off of $15.8 million of unamortized capitalized financing fees associated with the issuance of our 13% Senior Subordinated Notes due 2010 (the "2000/2002 Notes") and our Amended Revolving Credit Facility dated November 21, 2005 (the "Amended and Restated Credit Agreement"), $5.8 million in unamortized original issuance discount, net of premiums associated with the issuance of our 2000/2002 Notes and $24.6 million associated with the issuance of our Series A Cumulative Exchangeable Redeemable Preferred Stock, no par value (the "Series A Preferred Stock"), $28.9 million in legal and financial advisory fees incurred in connection with the Company's bankruptcy proceedings and $4.0 million in fees paid to bondholders in consideration for their non-objection to the Company's Plan and resolution of disputes pertaining thereto, $1.5 million write-off of capitalized financing fees on the Senior Secured, Super Priority, Primary Debtor-in-Possession Credit Agreement dated as of January 4, 2006 (the "DIP Credit Facility") and $1.8 million in contingent bonus payments (the "Emergence Bonus Plan").

Total operating expenses for the year ended December 31, 2005 include $3.8 million of legal and financial fees associated with reorganization and restructuring and other costs of $2.4 million, including $2.1 million in lease termination costs associated with our Shelbyville, Indiana facility and $0.3 million severance costs associated with the sale of our Alliant business.

Total operating expenses for the year ended December 31, 2004, include restructuring and other costs of $2.1 million consisting of fixed asset impairment charges of $1.4 million and restructuring and other costs of $0.7 million related to closure of our Harrisville, RI facility. For the year ended December 31, 2003, restructuring and other costs of $12.6 million were included which consisted of $2.0 million for fixed asset impairment charges related to the closure of our facility in Shelbyville, IN, $0.7 million related to the closure of our facility in Brazil consisting primarily of fixed asset impairment charges, $2.6 million related to the closure and transfer of the production from our facility in Fort Edward, NY to our facilities in Mexico and Danville, KY, $1.4 million related to the consolidation of two plants in Mexico, $2.6 million related to the closure and transfer of production from our Merced, CA facility, and other costs related to the closure of our Shelbyville, IN facility, our Singapore office and a section of our Toronto, ON facility. In addition, during 2003 we accrued the present value of future lease payments on three buildings we do not currently occupy in an amount equal to $3.3 million and a provision for litigation of $7.2 million.

Total operating expenses for the year ended December 31, 2003 also included $18.3 million for the impairment of goodwill, consisting of $10 million in our Engineered Films segment for Canada, $7.3 million in our Printed Products segment for Mexico and $1.0 million in our Industrial Films segment for Germany and Australia, and $4.8 million for impairment of fixed assets, $2.4 million in our Engineered Films segment and $1.2 million in both our Specialty Films and Industrial Films segments.

(3) In May 2003, we prepaid a total of $75 million of revolving loans and $165 million of our term loans with the net cash proceeds from the issuance of $250 million of senior secured notes. As a

result, interest expense for 2003 included a $5.3 million charge for expensing a portion of previously capitalized financing fees incurred in connection with our credit facilities. In February 2004, we paid off our then existing term loan facility of $219.6 million and revolving loan facility of $20 million with proceeds from the issuance of $306 million senior secured discount notes. As a result, interest expense in 2004 included a $7.9 million charge for expensing a portion of our previously capitalized financing fees.

(4) In 2006, 2005 and 2004, we recognized $0.3 million, $40.8 million and $35.3 million, respectively, of dividends and accretion on redeemable preferred stock as interest expense in accordance with SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.*

(5) EBITDA from continuing operations reflects income from continuing operations before interest expense, income taxes, depreciation, and amortization. We believe that EBITDA information enhances an investor's understanding of our ability to satisfy principal and interest obligations with respect to our indebtedness and to utilize cash for other purposes. EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operating activities as determined by U.S. generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. In addition, there may be contractual, legal, economic or other reasons which may prevent us from satisfying principal and interest obligations with respect to our indebtedness and may require us to allocate funds for other purposes. A reconciliation of EBITDA to net cash provided by (used in) operating activities as set forth in our consolidated statements of cash flows is as follows:

	2007	2006	2005	2004	2003
		(Dollars in millions)			
EBITDA from continuing operations	$117.0	$ 305.6	$ 85.8	$ 92.2	$ 55.5
Adjustments:					
Interest expense	(87.2)	(79.9)	(155.1)	(145.7)	(96.4)
Income tax (expense) benefit	3.7	—	(2.0)	(1.6)	(5.2)
Impairment of fixed assets	1.4	0.3	—	0.4	4.8
Preferred dividends and accretion on preferred shares	—	0.3	40.8	35.3	—
Amortization of deferred financing costs and accretion of debt discount	5.8	22.6	15.2	35.1	9.9
Payment-in-kind interest on debt	36.9	32.7	19.7	—	—
Write-off of original issue discount and premium	—	30.5	—	—	—
Deferred income taxes	(5.2)	(2.3)	0.9	(0.2)	1.5
Provision for loss on accounts receivable	2.1	0.4	2.6	1.6	1.7
Gain on extinguishment of debt	(32.5)	(393.7)	—	—	—
Non-cash other operating costs	0.7	—	—	—	—
Non-cash plant closing costs	—	—	—	1.4	3.3
Write-down of impaired goodwill and intangible assets	—	110.0	—	—	18.3
Curtailment gain	—	—	—	1.6	—
(Gain) loss on disposal of assets	0.2	(1.9)	(4.5)	0.5	1.4
Minority interest	—	—	—	(0.3)	0.1
Change in operating assets and liabilities, net of effects of acquisitions	0.9	35.0	(60.5)	(21.7)	(9.1)
Net cash provided by (used in) operating activities	$ 43.8	$ 59.6	$ (57.1)	$ (1.4)	$(14.2)

(6) The working capital amount for 2005 includes $971.9 million of debt in default consisting of $130.9 million of revolving credit facility, $250 million in 11⅛% senior secured notes,

$269.8 million in 11⅝% senior secured notes, $7.0 million in 11⅛% senior secured discount notes and $314.1 million in senior subordinated debt.

(7) The Company adopted Statement of Financial Accounting Standard No. 150 ("SFAS 150"), *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, effective January 1, 2004. As a result, our Series A Preferred Stock, which had an unconditional mandatory redemption feature and certain Old Common Stock, as defined in Note 10 to the consolidated financial statements included elsewhere in this report, put for redemption, were recorded as liabilities on the date of adoption. In addition, effective January 1, 2004, the dividends and accretion on the Series A Preferred Stock are included as a part of interest expense in the statement of operations. During 2006, both the Series A Preferred Stock and Old Common Stock were exchanged for new equity securities.

(8) The amount presented includes proceeds of $141.0 million from the issuance of our Series A Preferred Stock in 2000, 2001 and 2003, plus the accrued and unpaid dividends, less the unamortized discount due to detachable warrants to purchase common stock issued in connection with our preferred stock and unamortized issuance costs which were $76.3 million and $29.1 million, respectively as of December 31, 2003. The amounts as of December 31, 2005 and 2004 includes $0.1 million of proceeds from the sale of non-voting Series B Redeemable Preferred Stock, no par value ("Series B Preferred Stock") to selected officers of the Company which were extinguished in 2006. The amount as of December 31, 2006 includes $178.8 million from the issuance of our Series AA Preferred Stock plus accrued and unpaid dividends of $20.1 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. This section contains certain "forward-looking statements" within the meaning of federal securities laws that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth in Item 1, "Business—Cautionary Statement for Forward-Looking Information" and Item 1A, "Risk Factors" and elsewhere in this report.

All references in this section to the consolidated financial statements or condensed consolidated financial statements and related notes included elsewhere in this report refer to those of Pliant and its subsidiaries.

Company Profile

Pliant generates revenues, earnings and cash flows from the sale of film and flexible packaging products throughout the world. We manufacture these products at 21 facilities located in the United States, Australia, Canada, Germany and Mexico. Our sales have grown primarily as a result of strategic acquisitions made over the past several years, increased levels of production at acquired facilities, return on capital expenditures and the overall growth in the market for film and flexible packaging products.

Overview

Operating Performance

For 2007, our net sales were $1,096.9 million, compared to $1,159.0 million in 2006 as our average selling price per pound decreased by 2.6% and volumes decreased by approximately 2.9% year-over-year with 2% of this volume decrease in pounds sold offset by the impact of a mix shift toward down-gauged products.

Segment profit, defined as net income adjusted for interest expense, income taxes, depreciation, amortization, restructuring and other non-cash charges (principally the impairment of goodwill, intangible assets and fixed assets), was $96.6 million in 2007, down $7.4 million or 7.1% from 2006. Margin compression of $9 million, due to the steady rise in resin prices during 2007, and $5 million from lower volumes were offset by $2 million better waste and $3 million of manufacturing cost efficiencies. Selling, general and administrative costs were also favorable by $3 million year-over-year while energy-related costs were adverse by $1 million.

Reorganization

In 2007 Pliant continued to benefit from its successful financial reorganization with improved vendor and customer relationships.

We have continued to work diligently in an effort to analyze each of the claims filed in our Chapter 11 cases, and have made significant progress in reconciling such claims with our books and records. Moreover, we have been steadily making distributions to the holders of many such claims, as well as to creditors appearing in our schedules, and have filed objections to certain claims as necessary. To date, we have filed nine omnibus objections to claims, resulting in a reduction to the claims register of more than 111 claims totaling more than $89.0 million, which were primarily claims made by equity holders who received distributions of new securities according to the Company's Plan. In addition, we have paid more than $47 million to satisfy contract cure amounts, vendor trade agreements, and other unsecured claims. We estimate that there are approximately $2.0 million in non-litigation claims remaining for processing.

On November 28, 2007, the Bankruptcy Court entered a final decree closing the Chapter 11 bankruptcy cases of Uniplast Holdings, Inc., Pliant Corporation International, Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Pliant Investment, Inc., Alliant Company LLC and Uniplast Industries Co., with such closures effective as of November 28, 2007.

We used the bankruptcy proceedings to complete our financial restructuring, resulting in a less leveraged capital structure that is expected to facilitate greater capital investment in our business. See Item 1A, "Risk Factors" for a discussion of the risks and uncertainties facing our business as a result of our emergence from bankruptcy.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies. These policies require management to exercise judgments that are often difficult, subjective and complex due to the necessity of estimating the effect of matters that are inherently uncertain.

Revenue recognition. Sales revenue is recognized when title transfers, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is probable, which is generally at the time of shipment.

We have several rebate programs with certain of our customers. These costs are estimated at the time of sale and are reported as a reduction to sales revenue. Periodic adjustments are made as a part of our ongoing evaluation of all receivable related allowances.

Accounts receivable. We evaluate accounts receivable on a quarterly basis and review any significant customers with delinquent balances to evaluate future collectibility. We base our evaluations on legal issues (such as bankruptcy status), past history, current financial and credit agency reports, and the experience of the credit representatives. We reserve accounts that we deem to be uncollectible in the quarter in which we make the determination. We maintain additional reserves based on our historical bad debt experience. We believe, based on past history and proven credit policies, that the net accounts receivable as of December 31, 2007 are of good quality.

Goodwill and other identifiable intangible assets. Goodwill associated with the excess purchase price over the fair value of assets acquired is currently not amortized. This is in accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Goodwill is currently tested annually for impairment or more frequently if circumstances indicate that they may be impaired. Other identifiable intangible assets, such as customer lists, and other intangible assets are currently amortized on the straight-line method over their estimated useful lives. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be less than the undiscounted future cash flows.

Retirement plans. The Company sponsors a salary deferral plan covering substantially all of its non-union domestic employees. Plan participants may elect to make voluntary contributions to this plan up to 15% of their compensation. The Company matches employee contributions up to 3% of the participants' compensation. The Company expensed approximately $2.4 million, $2.4 million and

$2.2 million as its contribution to this plan for the years ended December 31, 2007, 2006 and 2005, respectively.

We sponsor three noncontributory defined benefit pension plans covering domestic employees with 1,000 or more hours of service. We fund our plans in amounts to fulfill the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to not only provide for benefits attributed to service to date but also for those expected to be earned in the future. The Company also sponsors two defined benefit plans in Canada and one defined benefit plan in Germany. The consolidated accrued net pension (income) expense for the years ended December 31, 2007, 2006 and 2005 was $(0.1) million, $0.7 million and $0.4 million, respectively.

Employees in Australia and Germany are covered by various post employment arrangements consistent with local practices and regulations. Such obligations are not significant and are included in the consolidated financial statements in other liabilities.

As part of the acquisition of Blessings Corporation in 1998, we assumed two supplemental retirement plans covering certain former employees of Blessings Corporation. The liability was frozen at the time of the acquisition and is included in other liabilities.

One element used in determining annual pension income and expense in according with accounting rules is the expected rate of return on plan assets. The rate of investment return assumption was developed through analysis of historical market returns, current market conditions, and the fund's past experience. Overall, it was projected that funds for the domestic plans could achieve a 9.00% return over time and funds for our Canadian plans could achieve a 6.50% return over time.

Our investment portfolio contains a diversified blend of equity and debt securities. Furthermore, equity investments are diversified across domestic and international stocks as well as large and small capitalizations. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews. The target allocation of equity securities is 58 percent of the plan assets. The target allocation of debt securities is 42 percent of the plan assets.

At the end of the year, we determine the discount rate to be used to calculate the present value of pension plan liabilities. This discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled. In estimating this rate, we look to changes in the rates of return on high quality, fixed investments that receive one of the highest ratings given by recognized rating agencies. As of December 31st, these discount rates were ranged from 5.00% to 6.00% in 2007, 4.50% to 6.00% in 2005 and 4.50% to 5.75% in 2004.

Insurance. Our insurance for workers' compensation and employee-related health care benefits are covered using high deductible insurance policies. A third-party administrator is used to process such claims. We require all workers' compensation claims to be reported within 24 hours. As a result, we accrue our workers' compensation liability based upon the claim reserves established by the third-party administrator each month. Our employee health insurance benefit liability is based on our historical claims experience rate. Our earnings would be impacted to the extent actual claims vary from historical experience. We review our accruals associated with the exposure to these liabilities for adequacy at the end of each reporting period.

Inventory reserves. Each quarter we review our inventory and identify slow moving and obsolete items. Thereafter, we create allowances and reserves based on the realizable value of specific inventory items.

Fixed asset impairments. We review our fixed assets at each manufacturing facility as a group of assets with a combined cash flow. Any difference between the future cash flows and the carrying value of the asset grouping is recorded as a fixed asset impairment. In addition, we periodically review any idle production lines within a manufacturing facility to determine if the assets need to be disposed.

Deferred taxes. We record deferred tax assets and liabilities for the differences in the carrying amounts of assets and liabilities for financial and tax reporting purposes. Deferred tax assets include amounts for net operating loss, foreign tax credit and alternative minimum tax credit carry forwards. Valuation allowances are recorded for amounts that management believes are not recoverable in future periods.

Recent Accounting Pronouncements

New accounting pronouncements In July 2006, the FASB issued Statement of Financial Accounting Standards Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. The cumulative affect of adopting FIN 48, which was a credit of $0.7 million, has been reported as an adjustment to the opening balance of retained earnings.

In September 2006, the FASB issued SFAS No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).* SFAS 158 requires an employer to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in comprehensive income and as a separate component of shareholders' equity. SFAS 158 does not change the amount of net periodic benefit cost included in net earnings. The requirement to recognize the funded status of defined benefit postretirement plans is effective for the Company as of December 31, 2006. The Company adopted the recognition and measurement provisions of SFAS 158 for the year ended December 31, 2006 and recognized $849 of accumulated comprehensive income, net of tax. The Company's measurement date for its defined benefit and post-retirement benefit plans was December 31, 2007 and 2006.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), ("SFAS 141(R)"), *Business Combinations* which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in acquiree and the goodwill acquired. The Statement also establishes disclosure requirements, which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

Results of Operations

The following table sets forth the amount of certain statement of operations items and such amounts as a percentage of net sales, for the periods indicated.

(Dollars in millions)	2007		2006		2006	
Net sales	$1,096.9	100.0%	$1,159.0	100.0%	$1,072.8	100.0%
Cost of sales	968.5	88.3%	1,017.8	87.8%	939.7	87.6%
Gross profit	128.4	11.7%	141.2	12.2%	133.1	12.4%
Selling, general and administrative and research and development costs	77.1	7.0%	80.0	6.9%	85.8	8.0%
Restructuring and other costs	9.9	0.9%	(0.6)	—%	2.4	0.2%
Reorganization costs	2.2	0.2%	82.3	7.1%	3.8	0.4%
Impairment of goodwill	—	—%	110.0	9.5%	—	—%
Impairment of fixed assets	—	—%	0.3	—%	—	—%
Total operating expenses	89.2	8.1%	272.0	23.5%	92.0	8.6%
Operating (loss) income	$ 39.2	3.6%	$ (130.8)	(11.3)%	$ 41.1	3.8%

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

Net sales. Net sales decreased by $62.1 million, or 5.4%, to $1,096.9 million for the year ended December 31, 2007, from $1,159.0 million for the year ended December 31, 2006. The decrease was primarily due to a 2.6% decrease in average selling price and a 2.9% decrease in sales volumes. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Segment Review" below for a detailed discussion of sales volumes and selling prices by segment and division.

Gross profit. Gross profit decreased by $12.8 million, or 9.1%, to $128.4 million for the year ended December 31, 2007, from $141.2 million for the year ended December 31, 2006. This decrease was primarily due to a $9.3 million compression between our average selling price and raw material costs, $4.6 million related to unfavorable volume variances and $1.0 million of incremental freight and utilities costs, partially offset by $2.3 million in net waste reductions and favorable direct and indirect manufacturing costs.

Selling, general and administrative and research and development costs. Selling, general and administrative and research and development costs decreased by $2.9 million, or 3.6%, to $77.1 million for the year ended December 31, 2007, from $80.0 million for the year ended December 31, 2006. This decrease between years was primarily due to personnel reductions, lower incentive bonuses, lower consulting and outside labor service costs and less legal and other professional fees costs between years.

Restructuring and other costs. Restructuring and other costs for the year ended December 31, 2007, were a charge of $9.9 million, compared to a net credit of $0.7 million for the year ended December 31, 2006. During 2007, as part of an overall Canadian restructuring plan, the Company closed its plant in Langley, British Columbia and consolidated its production equipment and products lines into other Printed Products operating segment facilities. In addition, the Company closed its operations in Barrie, Ontario, consolidated its product lines into other facilities within the Industrial Films operating segment and consolidated its selling and administrative personnel in its Engineered Films and Industrial Films operating segments. During 2006, $0.7 million of the $1.0 million environmental reserves previously recorded in connection with our Merced, California facilities shut down were reversed back to income because the buyer of this real estate agreed to a $0.3 million purchase price adjustment to indemnify the Company from future claims.

Reorganization and other costs. Reorganization and other costs for the year ended December 31, 2007 were $2.2 million, as compared to $82.3 million for the year ended December 31, 2006. Reorganization and other costs in 2007 include $1.1 million of professional fees and claim costs and $1.1 million in costs associated with issuance of our Series M Preferred Stock to certain management personnel consisting of $0.4 million in tax gross-ups and $0.7 million related to the difference in fair market value of $103 per share and the purchase price of $20 per share. Reorganization and other costs in 2006 include the write-off of $15.8 million of unamortized capitalized financing fees associated with the issuance of our 2000/2002 Notes and our Amended and Restated Credit Agreement, $5.8 million in unamortized original issuance discount, net of premiums associated with the issuance of our 2000/2002 Notes and $24.6 million associated with the issuance of our Series A Preferred Stock, $28.9 in legal and financial advisory fees incurred in connection with our bankruptcy proceedings and $4.0 million in fees paid to bondholders in consideration for their non-objection to the Plan and resolution of disputes pertaining thereto, $1.5 million write-off of capitalized financing fees on the DIP Credit Facility and $1.8 million in Emergence Bonus Plan payments.

Operating income (loss). For the year ended December 31, 2007, the Company recorded an operating income of $39.2 million, compared to an operating loss of $130.8 million for the year ended December 31, 2006, primarily as a result of the write down in 2006 of $110.0 million of carrying value of goodwill in our Specialty Films and Printed Products segments and reorganization and other costs of $82.3 million discussed above, partially offset by an increase between years of restructuring costs of $10.6 million.

Interest expense. Interest expense on current and long-term debt increased by $7.5 million, or 9.4%, to $87.2 million for year ended December 31, 2007, from $79.7 million for the year ended December 31, 2006. This increase was principally due to a $4.3 million increase in the Payment In Kind interest on our 11.85% (formerly 11⅝%) Senior Secured Notes due 2009 (the "Amended 2004 Notes"), $2.4 million of interest on our Senior Subordinated Notes, interest at 18% (the "2007 Notes") and $2.5 million of incremental interest on capital leases, partially offset by $1.0 million less interest on our Revolving Credit Facilities, and $0.5 million interest on our 2000/2002 notes recorded in 2006 only.

Gain on extinguishment of debt. On or about July 16, 2007, the entire $39.6 million aggregate principal amount of our then outstanding 13% Senior Subordinated Notes due 2010 (the "2006 Notes") were redeemed in accordance with the Indenture, dated as of July 18, 2006, among Pliant Corporation, certain subsidiaries of Pliant Corporation, and the Bank of New York Trust Company, N.A., as trustee (the "2006 Note Indenture"), for an aggregate redemption price of $20 million plus accrued interest therein from July 18, through the Redemption date in the amount of $2.6 million and the difference between this total of $22.6 million and the carrying value of $55.1 million, or $32.5 million, was recognized as a gain on extinguishment of debt. On July 18, 2006, in connection with the Plan, we completed a debt for equity exchange whereby 100% of our outstanding $320 million of 2000/2002 Notes and $24.3 million in accrued interest were exchanged for 265,123 shares or 79% of our new Series AA Preferred Stock, approximately 30,000 shares or 30% of our Common Stock, $3.2 million in cash consideration and approximately $35 million in 2006 Notes. Pursuant to SFAS 15, *Accounting by Debtors and Creditors for Troubled Debt Restructuring,* these $35 million of 2006 Notes were recorded at aggregate principal plus interest to maturity of $20.1 million or a total of $55.1 million. In addition, 100% of the $298.0 million of shares subject to mandatory redemption, were exchanged for new Series AA Preferred Stock and Common Stock. The fair market value of equity received in connection with these exchanges was approximately $182.3 million. Taking into account $3.2 million of cash consideration bondholders received, $3.5 million paid to settle the claims of Richard Durham, a former executive officer, and establishment of collectability reserves of $4.9 million in connection with outstanding stockholders' notes receivable, a gain on extinguishment of debt of $393.7 million was recognized on a combined exchange of $642.3 million of debt and accrued interest.

Other income (expense). Other income was $0.4 million for the year ended December 31, 2007, as compared to other income of $2.1 million for the year ended December 31, 2006. Other income for the year ended December 31, 2007 included $0.3 million of interest income and other less significant items. Other income for the year ended December 31, 2006 included a gain of $1.9 million on the sale of remaining real estate in our Merced, California facility and $0.3 million of other less significant items.

Income tax expense (benefit). Income tax expense was a benefit of $3.7 million for the year ended December 31, 2007 on pretax loss from continuing operations of $15.1 million as compared to income tax expense of $0.0 million on pretax income from continuing operations of $185.1 million for the year ended December 31, 2006. Income tax benefits related to net operating losses in the United States are offset by a valuation allowance as the realization of these tax benefits is not certain and in 2007 reflect an adjustment to this valuation allowance.

Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005

Net sales. Net sales increased by $86.2 million, or 8.0%, to $1,159.0 million for the year ended December 31, 2006, from $1,072.8 million for the year ended December 31, 2005. The increase was primarily due to a 7.8% increase in average selling price and a 0.3% increase in sales volumes. See Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations— Operating Segment Review" for a detailed discussion of sales volumes and selling prices by segment and division.

Gross profit. Gross profit increased by $8.1 million, or 6.1%, to $141.2 million for the year ended December 31, 2006, from $133.1 million for the year ended December 31, 2005. This increase was primarily due to $11.9 million from the successful pass through of resin price increases, volume increases and improved mix toward value added products, offset by $2.1 million of incremental freight and utilities costs and $1.7 million of incremental packaging costs.

Selling, general and administrative and research and development costs. Selling, general and administrative and research and development costs decreased by $5.8 million, or 6.8%, to $80.0 million for the year ended December 31, 2006 from $85.8 million for the year ended December 31, 2005. This decrease between years was primarily due to $1.3 million lower depreciation costs, $1.2 million less hiring and relocation costs, $0.8 million less commissions and $1.7 million less legal and other costs.

Restructuring and other costs. Restructuring and other costs for the year ended December 31, 2006 were a net credit of $0.6 million, compared to a net charge of $2.4 million for the year ended December 31, 2005. During 2006, $0.7 million of the $1.0 million environmental reserves previously recorded in connection with our Merced, California facilities shut down were reversed back to income because the buyer of this real estate agreed to a $0.3 million purchase price adjustment to indemnify the Company from future claims. Restructuring and other costs in 2005 included $2.1 million in lease termination costs associated with equipment in our Shelbyville, Indiana facility and $0.3 million in severance costs associated with our Alliant business which was sold in 2005.

Reorganization costs. Reorganization costs for the year ended December 31, 2006 were $82.3 million, as compared to $3.8 million in 2005. Reorganization costs in 2006 include the write-off of $15.8 million of unamortized capitalized financing fees associated with the issuance of our 2000/2002 Notes and our Amended and Restated Credit Agreement, $5.8 million in unamortized original issuance discount, net of premiums associated with the issuance of our 2000/2002 Notes and $24.6 million associated with the issuance of our Series A Preferred Stock, $28.9 in legal and financial advisory fees incurred in connection with our bankruptcy proceedings and $4.0 million in fees paid to bondholders in consideration for their non-objection to the Plan and resolution of disputes pertaining thereto, $1.5 million write-off of capitalized financing fees on the DIP Credit Facility and $1.8 million in Emergence Bonus Plan payments.

Operating income (loss). For the year ended December 31, 2006, the Company recorded an operating loss of $130.8 million, primarily as a result of the writedown of $110.0 million of carrying value of goodwill in our Specialty Films and Printed Products segments and reorganization and other costs of $82.4 million discussed above, compared to operating income of $41.1 million for the year ended December 31, 2005.

Interest expense. Interest expense on current and long-term debt decreased by $34.6 million, or 30.3%, to $79.7 million for year ended December 31, 2006 from $114.3 million for the year ended December 31, 2005. This decrease was principally due to the discontinuance, effective January 3, 2006, of $41.6 million of interest accrued in accordance with our 2000/2002 Notes which were impaired in connection with our financial reorganization and to the recognition, in 2005, of charges of $2.6 million for underwriting, legal and accounting fees associated with our consent solicitation from the holders of our 11.35% (formerly 11⅛%) Senior Secured Discount Notes due 2009 (the "2004 Notes"). Offsetting these declines between years, were approximately $4.2 million of incremental interest incurred in connection with our 2004 Notes and Amended 2004 Notes and $6.0 million associated with our Revolving Credit Facilities. Interest expense associated with dividends and accretion of original issue discounts on the Company's Series A Preferred Stock pursuant to SFAS 150, was also discontinued effective January 3, 2006, as these financial instruments were also deemed impaired in connection with the Company's financial reorganization. Interest expense associated with the Series A Preferred Stock for the year ended December 31, 2005 was $40.8 million.

Gain on extinguishment of debt. On July 18, 2006, in connection with the Plan, we completed a debt for equity exchange whereby 100% of our outstanding $320 million of 2000/2002 Notes and $24.3 million in accrued interest were exchanged for 265,123 shares or 79% of our Series AA Preferred Stock, approximately 30,000 shares or 30% of our Common Stock, $3.2 million in cash consideration and approximately $35 million in 2006 Notes. Pursuant to SFAS 15, *Accounting by Debtors and Creditors for Troubled Debt Restructuring,* these $35 million of 2006 Notes were recorded at aggregate principal plus interest to maturity of $20.1 million or a total of $55.1 million. In addition, 100% of the $298.0 million of shares subject to mandatory redemption, were exchanged for new Series AA Preferred Stock and Common Stock. The fair market value of equity received in connection with these exchanges was approximately $182.3 million. Taking into account $3.2 million of cash consideration bondholders received, $3.5 million paid to settle the claims of Richard Durham, a former executive officer, and establishment of collectability reserves of $4.9 million in connection with outstanding stockholders' notes receivable, a gain on extinguishment of debt of $393.7 million was recognized on a combined exchange of $642.3 million of debt and accrued interest.

Other income (expense). Other income was $2.1 million for the year ended December 31, 2006, as compared to other income of $4.1 million for the year ended December 31, 2005. The other income for the year ended December 31, 2006 included a gain of $1.9 million on the sale of remaining real estate in our Merced, California facility and $0.3 million of other less significant items. The other income for year ended December 31, 2005 included a $4.1 million gain on sale of Alliant.

Income tax expense. Income tax expense for the year ended December 31, 2006 was $0.0 million on pretax income from continuing operations of $185.1 million as compared to $2.0 million on pretax losses from continuing operations of $109.9 million for the same period in 2005. Income tax benefits related to net operating losses in the United States were offset by a valuation allowance as the realization of these tax benefits is not certain. Therefore, the income tax expense in the statements of operations primarily reflects foreign income taxes.

Income/loss from continuing operations. Income from continuing operations for the year ended December 31, 2006 of $185.1 million includes a gain on extinguishment of debt of $393.7 million, offset by reorganization costs of $82.4 million. Excluding the impact of the gain on extinguishment of debt and write-off of impaired goodwill of $110.0 million in 2006 and reorganization costs in both 2005 and 2006, loss from continuing operations decreased by $91.9 million to $16.2 million for the year ended December 31, 2006, from $108.1 million for the year ended December 31, 2005, due to reductions in interest expense and other factors discussed above.

Operating Segment Review

General

Operating segments are components of our business for which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. We evaluate the performance of our operating segments based on net sales (excluding intercompany sales) and segment profit. The segment profit reflects income before interest expense, income taxes, depreciation, amortization, restructuring and other costs and other non-cash charges. For more information on our operating segments, including a reconciliation of segment profit to income before taxes, see Note 13 to the consolidated financial statements included elsewhere in this report.

Our four operating segments are: Specialty Films, Printed Products, Industrial Films, and Engineered Films.

Summary for years ended December 31, 2007, 2006 and 2005:

	Specialty Films	Printed Products	Industrial Films	Engineered Films	Corporate/ Other	Total
Year ended December 31, 2007						
Net sales	$205.7	$211.2	$317.1	$347.2	$ 15.7	$1,096.9
Segment profit (loss)(1)	23.9	15.8	36.3	46.1	(25.5)	96.6
Year ended December 31, 2006						
Net sales	$212.9	$230.9	$321.1	$385.7	$ 8.4	$1,159.0
Segment profit (loss)(1)	28.2	20.8	31.8	51.5	(28.3)	104.0
Year ended December 31, 2005						
Net sales	$195.2	$215.0	$307.0	$347.9	$ 7.7	$1,072.8
Segment profit (loss)(1)	27.6	24.1	26.6	42.9	(29.2)	92.0

(1) See Note 13 to the consolidated financial statements included elsewhere in this report for a reconciliation of segment profit to income before taxes.

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

Specialty Films

Net sales. The net sales of our Specialty Films segment decreased $7.2 million, or 3.4%, to $205.7 million for the year ended December 31, 2007, from $212.9 million for the year ended December 31, 2006. This decrease was primarily due to a decline in sales volume of 3.3% resulting from a major platform change by one of our large customers and from Asia competition that impacted our electronic surface protection markets. These volume losses are being offset with equipment upgrades that offer more diverse capabilities and with improved product mix activities.

Segment profit. The Specialty Films segment profit was $23.9 million for the year ended December 31, 2007, as compared to $28.2 million for the year ended December 31, 2006. This

$4.3 million decrease in segment profit was mainly due to a $1.8 million unfavorable volume impact, $1.5 million of incremental waste and $2.1 million in higher manufacturing costs, offset in part by $1.1 million less selling, general and administrative expenses.

Printed Products

Net sales. The net sales in our Printed Products segment decreased $19.7 million, or 8.5%, to $211.2 million for the year ended December 31, 2007, from $230.9 million for the year ended December 31, 2006. This decrease was principally due to a decrease in our average selling price of 5.3% caused by lower raw material costs, price competition, and product mix changes and to a decrease in sales volume of 3.4% driven by share losses in the bakery market. Additionally, production capacity was temporarily constrained during the transition of Langley production assets to other Printed Products facilities.

Segment profit. The Printed Products segment profit was $15.8 million for the year ended December 31, 2007, as compared to $20.8 million for the year ended December 31, 2006. This $5.0 million decrease in segment profit was mainly due to $7.3 million of compression between our average selling price and raw material costs and $1.8 million unfavorable volume impact, partially offset by $2.2 million in favorable manufacturing costs between years and $1.9 million lower selling, general and administrative costs than prior year.

Industrial Films

Net sales. The net sales of our Industrial Films segment decreased by $4.0 million, or 1.2%, to $317.1 million for the year ended December 31, 2007, from $321.1 million for the year ended December 31, 2006. This decrease was due to a decrease in our average selling prices of 1.0% as our overall volumes remained relatively constant between years. Volumes in our PVC markets increased 1.7% in 2007, while our Stretch and Shrink volumes declined 1.3% between years, primarily due to continued down-gauging.

Segment profit. The Industrial Films segment profit was $36.3 million for the year ended December 31, 2007, as compared to $31.8 million for the same period in 2006. This $4.5 million increase in segment profit was mainly due to expansion between our average selling price and raw material cost due to improved product mix to more value add products and to favorable manufacturing cost variances and less selling, general and administrative expenses between years.

Engineered Films

Net sales. Net sales in Engineered Films decreased by $38.5 million, or 10.0%, to $347.2 million for the year ended December 31, 2007, from $385.7 million for 2006. This decrease was principally due to a decrease in our average selling prices of 5.2% principally due to raw material price decreases and changes in our sales mix and to a decrease in sales volume of 5.1%.

Segment profit. The Engineered Films segment profit was $46.1 million for the year ended December 31, 2007, as compared to $51.5 million for the same period in 2006. Segment profit in the Engineered Films Segment was negatively impacted in 2007 by $6.0 million due to decreased volumes and $6.4 million compression between our average selling price and average raw material costs, offset by $2.9 million favorable variance attributable to our waste reduction initiatives, $1.7 in lower manufacturing costs and $2.3 million less selling, general and administrative expenses between years.

Corporate/Other

Corporate/Other includes our corporate headquarters in Schaumburg, Illinois and our research and development facility in Newport News, Virginia. Unallocated corporate expenses decreased by

$2.8 million to $25.5 million for the year ended December 31, 2007, from $28.3 million for the year ended December 31, 2006. This decrease was principally due to lower selling, general and administrative costs between years due to personnel reductions, lower incentive bonuses, lower consulting and outside labor service costs and less legal and other professional fees between years.

Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005

Specialty Films

Net sales. The net sales of our Specialty Films segment increased $17.7 million, or 9.1%, to $212.9 million for the year ended December 31, 2006, from $195.2 million for the year ended December 31, 2005. This increase was primarily due to an increase in our average selling price of 10.5% offset by a decline in sales volume of 1.3%. We saw continued growth in our personal care and medical products markets offset by a decline in our agricultural products growth due to foreign import competition.

Segment profit. The Specialty Films segment profit was $28.2 million for the year ended December 31, 2006, as compared to $27.6 million for the year ended December 31, 2005. This $0.6 million increase in segment profit was mainly due to $1.3 million improvement in our product mix, $0.6 million in improved waste rates, and $0.4 million in improved quality performance, offset by the impact of decreased volume of $1.7 million.

Printed Products

Net sales. The net sales in our Printed Products segment increased $15.9 million, or 7.4%, to $230.9 million for the year ended December 31, 2006, from $215.0 million for the year ended December 31, 2005. This increase was principally due to an increase in our average selling price of 5.9% and to an increase in sales volume of 1.5% due to growth in the printed market sales offset by share loss with a bakery customer.

Segment profit. The Printed Products segment profit was $20.8 million for the year ended December 31, 2006, as compared to $24.1 million for the year ended December 31, 2005. This $3.3 million decrease in segment profit was mainly due to recognition of a $4.1 million gain on sale of our Alliant assets in 2005. Excluding this non-recurring gain, segment profit increased $0.8 million due to $2.0 million less selling, general and administrative expenses, an $0.8 million improvement in waste, $1.1 million in profit from additional sales volume offset by higher utility costs in the United States and Mexico of $0.8 million, an unfavorable product mix of $0.3 million, and higher costs being recognized from inventory reduction.

Industrial Films

Net sales. The net sales of our Industrial Films segment increased by $14.1 million, or 4.6%, to $321.1 million for the year ended December 31, 2006, from $307.0 million for the year ended December 31, 2005. This increase was due to an increase in our average selling prices of 6.4%, primarily due to the pass through of raw material price increases and increased sales of value added products, offset by a decline in sales volume of 1.7% due to inventory de-stocking in the Industrial Films sales channel and continued mix shift toward down gauged products.

Segment profit. The Industrial Films segment profit was $31.8 million for the year ended December 31, 2006, as compared to $26.6 million for the same period in 2005. This $5.2 million increase includes a $1.9 million gain on sale of our Merced, California remaining assets. In addition, segment profit in 2006 was positively impacted by $4.1 million due to increased sales of value added product, a $0.6 million reduction in selling, general and administrative costs between years and

$1.4 million in waste improvements, offset by $1.6 million due to volume and $1.2 million higher freight and utilities costs.

Engineered Films

Net sales. Net sales in Engineered Films increased by $37.8 million, or 10.9%, to $385.7 million for the year ended December 31, 2006, from $347.9 million for 2005. This increase was principally due to an increase in our average selling prices of 8.3% principally due to the pass-through of raw material price increases and improvements in our sales mix and an increase in sales volume of 2.3%. Increased sales activity and focus on major customers resulted in incremental sales volume in our barrier, industrial and medical sales markets, offset by lower volumes in agriculture and personal care sales markets.

Segment profit. The Engineered Films segment profit was $51.5 million for the year ended December 31, 2006, as compared to $42.9 million for the same period in 2005. Segment profit in the Engineered Films Segment was positively impacted in 2006 by $4.6 million due to increased volumes, $2.9 million resulting from our waste reduction initiatives, and $1.6 million expansion between our average selling price and average raw material costs, offset by higher utility costs.

Corporate/Other

Corporate/Other includes our corporate headquarters in Schaumburg, Illinois and our research and development facility in Newport News, Virginia. Unallocated corporate expenses decreased by $0.9 million to $28.3 million for the year ended December 31, 2006, from $29.2 million for the year ended December 31, 2005. This decrease was principally due to lower personnel recruiting and trade show and other promotional costs. Unallocated research and development costs increased by $0.5 million to $4.9 million for the year ended December 31, 2006.

Liquidity and Capital Resources

Sources of capital

Our principal sources of funds have been cash generated by our operations and borrowings under our various revolving credit facilities. In addition, we have raised funds through the issuance of our 2000/2002 Notes, our 11⅛% Senior Secured Notes due 2009 (the "2003 Notes"), 2004 Notes, and the sale of shares of our preferred stock.

On June 19, 2006, we filed with the Bankruptcy Court our Plan which was approved by the Bankruptcy Court on June 23, 2006. On July 18, 2006, we consummated our reorganization through a series of transactions contemplated in the Plan and we filed with the Bankruptcy Court a notice announcing the effectiveness of the Plan.

Pursuant to the Plan, on July 18, 2006, we effected the following transactions:

- changed our state of incorporation from Utah to Delaware;
- extinguished our Series B Preferred Stock;
- issued (i) an aggregate principal amount of $34.97 million of 2006 Notes, (ii) 335,592 shares of Series AA Preferred Stock, and (iii) 100,003 shares of Common Stock in exchange for (A) all of our 2000/2002 Notes, (B) all of our Series A Preferred Stock, (C) our Old Common Stock and (D) warrants to purchase our Old Common Stock;
- made cash payments to the applicable trustee of (A) $3.2 million for further distribution to the holders of the 2000/2002 Notes and (B) $18.53 million ($4 million of which was a consent fee and the balance of which was the missed March 1, 2006 interest payment and the interest owed

on that interest payment) for further distribution to the holders of our 2003 Notes and reinstated the 2003 Notes;

- reinstated our 2004 Notes and our Amended 2004 Notes and increased the interest rate on the 2004 Notes and the Amended 2004 Notes by .225%;
- entered into (i) a Working Capital Credit Agreement, among the Company, certain of its subsidiaries, the lenders party thereto, Merrill Lynch Bank USA, as administrative agent, and Merrill Lynch Commercial Finance Corp., as sole lead arranger and book manager (the "Working Capital Credit Agreement"), and (ii) a Fixed Asset Credit Agreement, among Pliant Corporation Pty Ltd., Pliant Corporation of Canada Ltd., Pliant Film Products GmbH and Aspen Industrial, S.A. de C.V., as borrowers, the lenders party thereto, Merrill Lynch Bank USA, as administrative agent, and Merrill Lynch Commercial Finance Corp., as sole lead arranger and book manager (the "Fixed Asset Credit Agreement, and together with the Working Capital Credit Agreement, and the "Revolving Credit Facilities") to replace the Amended and Restated Credit Agreement and the DIP Credit Facility; and
- entered into the Stockholders' Agreement with respect to the Common Stock and a Registration Rights Agreement dated July 18, 2006 (the "Registration Rights Agreement") with respect to the Series AA Preferred Stock.

As a result, the prior credit facilities, the indenture dated May 31, 2000 governing the 2000 Notes (the "2000 Indenture") and the indenture dated April 10, 2002 governing the 2002 Notes (the "2002 Indenture") were terminated, except, with respect to the indentures, to the extent necessary to permit the trustee under such indentures to make distributions to the holders of the 2000/2002 Notes under the Plan. In addition, on July 18, 2006, the Company's Deferred Cash Incentive Plan and 2006 Restricted Stock Incentive Plan, became effective.

As of December 31, 2007, our outstanding long-term debt of $752.6 million consisted of $118.6 million borrowing under our Revolving Credit Facilities, $250.0 million of our 2003 Notes, $7.8 million of our 2004 Notes, $339.3 million of our Amended 2004 Notes, $24.0 million of our 2007 Notes and $12.9 million in capital leases.

Current Credit Facilities

On July 18, 2006, we entered into the Revolving Credit Facilities. The Revolving Credit Facilities provide up to $200 million of total commitments, subject to the borrowing base described below and a required minimum availability amount of at least $10 million. The Working Capital Credit Agreement includes a $20 million letter of credit sub-facility, with letters of credit reducing availability thereunder, and each of the Revolving Credit Facilities includes sub-limits for loans to certain of our foreign subsidiaries which are borrowers under the Revolving Credit Facilities. The Revolving Credit Facilities were funded on July 18, 2006, and replaced our prior credit facilities. They are secured by a first priority security interest in substantially all of the Company's and certain of its subsidiaries' assets, although the administrative agent has a second priority security interest only in certain of the Company's and its subsidiaries' assets consistent with the terms of an intercreditor arrangement with certain bondholders of the Company, which intercreditor arrangement is a carry-over from our prior credit arrangements.

The Revolving Credit Facilities will mature on July 18, 2011. The interest rates for all loans other than those made to our German subsidiary range from, in the case of alternate base rate loans, the alternate base rate (either prime rate or .50% over the Federal Funds Rate) plus 1.75% to the alternate base rate plus 2.00% and, in the case of eurodollar loans, LIBOR plus 2.75% to LIBOR plus 3.00%, in each case depending on the amount of available credit. The interest rates for loans made in connection with the loans to our German subsidiary are, in the case of alternate base rate loans, the alternate base rate plus 5.00% and, in the case of eurodollar loans, LIBOR plus 6.00%. The commitment fee for the unused portion of the Revolving Credit Facilities is 0.375% per annum.

The borrowing base under the Working Capital Credit Agreement is based on specified percentages of the Company's and its subsidiaries' party thereto eligible accounts receivable, finished goods inventory, work in process and raw material inventory minus certain reserves. The borrowing base under the Fixed Asset Credit Agreement is based on specified percentages of the Company's and its subsidiaries' party thereto eligible real estate valued at market value plus the net orderly liquidation value of eligible machinery and equipment minus certain reserves.

The Revolving Credit Facilities contain covenants that will limit our ability, subject to certain exceptions, to, among other things, incur or guarantee additional indebtedness, issue preferred stock or become liable in respect of any obligation to purchase or redeem stock, create liens, merge or consolidate with other companies, change lines of business, make certain types of investments, sell assets, enter into certain sale and lease-back and swap transactions, pay dividends on or repurchase stock, make distributions with respect to certain debt obligations, enter into transactions with affiliates, restrict dividends or other payments from our subsidiaries, modify corporate and certain material debt documents, cancel certain debt, or change its fiscal year or accounting policies.

The Revolving Credit Facilities also require the Company to comply with a fixed charge coverage ratio of 1.00 to 1.00 for the first year of the facility and of 1.10 to 1.00 thereafter; provided, that such coverage ratio shall only apply during periods in which the amount of availability is and remains less than $20 million for a specified number of days. Once the amount of availability increases and remains above $20 million for a specified number of days, such coverage ratio becomes inapplicable. In addition, the amount of availability under the Revolving Credit Facilities must not be less than $10 million at any time. The loans will automatically become immediately due and payable without notice upon the occurrence of an event of default involving insolvency or bankruptcy of the Company or any of its subsidiaries. In addition, upon the occurrence and during the continuation of any other event of default under the Revolving Credit Facilities, by notice given to the Company, the administrative agent may, and if directed by the Required Lenders (as defined in the Revolving Credit Facilities) must, terminate the commitments and/or declare all outstanding loans to be immediately due and payable.

The Working Capital Credit Agreement is secured by a first-priority security interest in substantially all our inventory, receivables and deposit accounts, capital stock of, or other equity interests in, our existing and future domestic subsidiaries and first-tier foreign subsidiaries, investment property and certain other assets of the Company and its subsidiaries and a second-priority security interest in fixed assets of the Company and its subsidiaries party to the Working Capital Credit Agreement. The Fixed Asset Credit Agreement is secured by a first-priority security interest in the fixed assets of certain foreign subsidiaries of the Company and a second-priority security interest in capital stock of the fixed asset borrowers and their subsidiaries.

As of December 31, 2007, we had borrowings of $118.6 million and availability of $50.1 million under the Revolving Credit Facilities.

Prior DIP Credit Facility

On January 4, 2006, we entered into the DIP Credit Facility, among the Company and certain other debtors, as joint and several borrowers, General Electric Capital Corporation, as administrative agent, collateral agent and lender, Morgan Stanley Senior Funding, Inc., as syndication agent and lender, and the lenders from time to time party thereto. The DIP Credit Facility provided for a $200 million commitment of debtor-in-possession financing to fund our working capital requirements during the pendency of the bankruptcy proceeding.

The DIP Credit Facility provided us with up to approximately $68.8 million of additional liquidity, subject to the borrowing base described below. We made no borrowings under the DIP Credit Facility. The DIP Credit Facility was terminated upon our emergence from bankruptcy and replaced with our Revolving Credit Facilities described above. In addition, approximately $1.5 million of capitalized financing fees associated with the DIP Credit Facility were written off upon emergence.

Prior Revolving Credit Facilities

Amended and Restated Credit Agreement

On November 21, 2005, the Company entered into a new revolving credit facility providing up to $140 million of total availability (the "Amended and Restated Credit Agreement"). The Amended and Restated Credit Agreement included a $25 million letter of credit sub-facility, with letters of credit reducing availability under the Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement was to mature on May 21, 2007. The interest rates were (i) on $20 million outstanding under the Amended and Restated Credit Agreement, LIBOR plus 6.50% or Alternate Base Rate (either prime rate or .50% over the Federal Funds Rate, if higher) plus 5.25% and (ii) on additional amounts outstanding, LIBOR plus 2.75% or Alternate Base Rate plus 1.50%. The commitment fee for the unused portion of the Amended and Restated Credit Agreement was 0.50% per annum.

On December 31, 2005, an Event of Default (as defined in the Amended and Restated Credit Agreement) occurred under the Amended and Restated Credit Agreement as a result of our failure to make the interest payments due on December 1, 2005 under the 2000/2002 Notes.

Upon the bankruptcy filing and execution of the DIP Credit Facility described above, the commitments under the Amended and Restated Credit Agreement were terminated. The $130.9 million of borrowings as of December 31, 2005 remain outstanding and were refinanced upon emergence from bankruptcy through the Revolving Credit Facilities.

2007 Notes

On June 14, 2007, the Company entered into the 2007 Note Indenture among the Company and Pliant Corporation International, Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Pliant Solutions Corporation, Uniplast Holdings, Inc., Uniplast U.S., Inc. and Uniplast Industries Co., as guarantors (collectively, the "2007 Note Guarantors"), and the Bank of New York Trust Company, N.A., as trustee (the "2007 Note Trustee") with respect to the issuance on such date of the Company's 2007 Notes in an aggregate principal amount of $24 million (the "2007 Note Indenture"). The 2007 Note Indenture provides that interest will accrue on the 2007 Notes from the date of issuance at the rate of 18% per annum until maturity on July 15, 2012 and will be payable semi-annually on each January 15 and July 15, commencing July 15, 2007, to holders of record of the 2007 Notes on the immediately preceding January 1 or July 1. Pursuant to the 2007 Note Indenture, the Company may redeem the 2007 Notes in whole or in part at the applicable redemption price, which in each of the first four years is equal to a de-escalating premium over par, plus accrued and unpaid interest to the redemption date, as set forth in the 2007 Notes. The 2007 Note Indenture provides the holders of the 2007 Notes with the right to require the Company to repurchase the 2007 Notes at a repurchase price equal to the then applicable redemption price plus accrued and unpaid interest upon a change of control of the Company (as defined in the 2007 Note Indenture). The 2007 Note Indenture does not provide for a sinking fund with respect to the 2007 Notes. The 2007 Notes Indenture contains customary provisions that may result in an event of default, after notice and expiration of a cure period in certain circumstances, and acceleration of the indebtedness thereunder, including failure to timely pay principal and interest on the 2007 Notes or comply with the covenants set forth in the 2007 Note Indenture.

The 2007 Note Indenture contains various covenants including, among other things, covenants limiting the incurrence of indebtedness and restricting certain payments, limiting restrictions on the ability of subsidiaries to make distributions to the Company, limiting sales of assets and subsidiary stock and the entry into affiliate transactions, as well as provisions governing merger and change of control transactions. The Company may be required under certain circumstances to offer to repurchase 2007 Notes with the proceeds of certain asset sales. Upon a change of control transaction, holders of 2007 Notes may require the Company (subject to certain exceptions) to repurchase 2007 Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest. The 2007 Notes will automatically become due and payable without notice upon the occurrence of an event of default involving insolvency or bankruptcy of the Company or certain of its subsidiaries. In addition, upon the occurrence and during the continuation of any other event of default under the 2007 Note Indenture, by notice given to the Company, the 2007 Note Trustee or holders of at least 25% in principal amount of the 2007 Notes may declare the principal of and accrued and unpaid interest on all the 2007 Notes to be immediately due and payable.

2006 Notes

In connection with the Plan, on July 18, 2006, the Company entered into the 2006 Notes Indenture with respect to the issuance on such date of the 2006 Notes in an aggregate principal amount of $34.97 million. Pursuant to SFAS 15, *Accounting for Debtors and Creditors for Trouble Debt Restructuring*, on July 18, 2006, the 2006 Notes were recorded at aggregate principal plus interest to maturity of $20.1 million or a total of $55.1 million. On July 16, 2007 the entire $39.6 million aggregate principal amount of 2006 Notes then outstanding were redeemed in accordance with the 2006 Note Indenture, for an aggregate redemption price of $20 million plus accrued interest thereon from July 18, 2006 in the amount of $2.6 million and the difference between this of $22.6 million and $55.1 million, or $32.5 million, was recognized as a gain on extinguishment of debt.

Amended 2004 Notes

On or after December 15, 2007, we may redeem some or all of the Amended 2004 Notes at the following redemption prices (expressed as percentages of the sum of the principal amount, plus accrued and unpaid interest); 108.719% if redeemed prior to December 15, 2007; 105.813% if redeemed prior to June 15, 2008; 102.906% if redeemed prior to December 15, 2008; and 100.000% if redeemed on or before June 15, 2009.

The Amended 2004 Notes mature on June 15, 2009 and are secured on a first-priority basis by a security interest in our real property, fixtures, equipment, intellectual property and other assets other than the second priority collateral and on a second-priority basis by a security interest in substantially all our inventory, receivables and deposit accounts, 100% of the capital stock of, or other equity interests in existing and future domestic subsidiaries and foreign subsidiaries that are note guarantors, 65% of the capital stock of, or other equity interests in existing and future first-tier foreign subsidiaries, investment property and certain other assets of the Company and the note guarantors.

The bankruptcy filing constituted an Event of Default under the Amended 2004 Notes, but the holders of the notes and the trustee under the indenture were prohibited from exercising remedies thereunder without prior approval by the Bankruptcy Court. As provided for in our Plan, the Amended 2004 Notes were reinstated in accordance with their terms.

In connection with the Plan, the Company entered into the First Supplemental Indenture dated July 18, 2006 amending the Amended and Restated Indenture (the "First Supplemental Indenture") to increase the interest rate by .225% per annum with respect to the Amended 2004 Notes, which additional interest will accrue as payment-in-kind interest. As a result, on July 18, 2006, the interest rate on the Amended 2004 Notes was increased to 11.85% per annum.

2004 Notes

On February 17, 2004 we completed the sale of $306 million ($225.3 million of proceeds) principal at maturity of our 2004 Notes. The proceeds of the offering were used to repay and terminate the credit facilities that existed at December 31, 2003. The 2004 Notes are guaranteed by the same domestic subsidiaries that guarantee the 2000/2002 Notes and the 2003 Notes and certain of our foreign subsidiaries that guarantee indebtedness of the Company. The 2004 Notes were issued under an indenture dated February 17, 2004, among us, the subsidiary guarantors party thereto and Wilmington Trust Company, as trustee.

The 2004 Notes are senior secured obligations of the Company and are secured by first-priority security interests in the first-priority collateral, which consists of substantially all the real property, fixtures, equipment, intellectual property and all other assets, other than second-priority collateral, of the Company and the subsidiary guarantors, together with the proceeds therefrom and improvements, alterations and repairs thereto, as well as any assets required to be added to the first-priority collateral pursuant to the terms of the indenture or related security documents. The 2004 Notes are secured by a second-priority interest in the second-priority collateral, rank equally in right of payment with all existing and any future senior obligations of the Company and are effectively subordinated to all liabilities and preferred stock of each subsidiary guarantor. The 2004 Notes will mature on June 15, 2009. On May 6, 2005 we completed the consent solicitation relating to our 2004 Notes. Consents were delivered with respect to $298.2 million aggregate principal amount at maturity of the 2004 Notes. As a result, $7.8 million aggregate principal amount at maturity of 2004 Notes remain outstanding.

The 2004 Notes accreted from the date of issuance at the rate of 11⅛% until December 15, 2006, compounded semiannually on each June 15 and December 15 commencing June 15, 2004, to an aggregate principal amount of $1,000 per note ($7.8 million in the aggregate assuming no redemption or other repayments). Commencing on December 15, 2006, interest on the 2004 Notes accrues at the rate of 11⅛% per annum and will be payable in cash semiannually on June 15 and December 15, commencing on June 15, 2007.

The bankruptcy filing constituted an Event of Default under the 2004 Notes, but the holders of the notes and the trustee under the indenture were prohibited from exercising remedies thereunder without prior approval by the Bankruptcy Court. As provided for in our Plan, the 2004 Notes were reinstated in accordance with their terms.

In connection with our Plan, we entered into the First Supplemental Indenture amending the Amended and Restated Indenture to increase the interest rate by .225% per annum with respect to the 2004 Notes, which additional interest will accrue as payment-in-kind interest. As a result, on July 18, 2006, the interest rate on the 2004 Notes was increased to 11.35% per annum. Commencing on December 15, 2006, only the incremental interest rate increase of .225% accrues as payment-in-kind interest on the 2004 Notes and the remaining 11⅛% interest rate accrues as cash pay interest.

2003 Notes

On May 30, 2003, we completed the sale of $250 million aggregate principal amount of our 2003 Notes. The 2003 Notes mature on September 1, 2009, and interest is payable on March 1 and September 1 of each year. The net proceeds from the sale of the 2003 Notes were used to repay borrowings under our then existing credit facilities in accordance with an amendment to our then existing credit facilities. The 2003 Notes rank equally with our existing and future senior debt and rank senior to our existing and future subordinated indebtedness, including the 2007 Notes. The 2003 Notes are secured, on a second-priority lien basis, by a substantial portion of our assets. Due to this second-priority status, the 2003 Notes effectively rank junior to our obligations secured by a first-priority lien on the collateral securing the 2003 Notes to the extent of the value of such collateral. These obligations secured by first-priority liens consist of the Amended and Restated Credit Agreement with respect to second-priority collateral and the 2004 Notes and Amended 2004 Notes with respect to first-priority collateral. In addition, the 2003 Notes effectively rank junior to any of our obligations that are secured by a lien on assets that are not part of the collateral securing the 2003 Notes, to the extent of the value of such assets. The 2003 Notes are guaranteed by some of our subsidiaries.

On or after June 1, 2007, we may redeem some or all of the 2003 Notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest: 105.563% if redeemed prior to June 1, 2008; 102.781% if redeemed prior to June 1, 2009; and 100% if redeemed on or after June 1, 2009.

The bankruptcy filing constituted an Event of Default under the 2003 Notes, but the holders of the notes and the trustee under the indenture were prohibited from exercising remedies thereunder without prior approval by the Bankruptcy Court. As provided for in our Plan, the 2003 Notes were reinstated in accordance with their terms.

We did not make the $13.9 million interest payment that was due under the 2003 Notes on March 1, 2006. However, we made such payment as part of our emergence from bankruptcy.

2000/2002 Notes

In 2000, we issued $220 million aggregate principal amount of 13% Senior Subordinated Notes due 2010. In 2002, we issued an additional $100 million of 13% Senior Subordinated Notes due 2010.

We did not make the $20.8 million interest payments that were due under the 2000/2002 Notes on December 1, 2005. As a result of the failure to make those interest payments by December 31, 2005, an Event of Default occurred under the 2000/2002 Notes on December 31, 2005. The holders of the notes and the trustee under the indentures were prohibited from exercising remedies thereunder without prior approval by the Bankruptcy Court. Under our Plan, the 2000/2002 Notes were exchanged for a combination of new debt, new preferred stock, Common Stock and cash.

Preferred stock

In connection with the Plan, on July 18, 2006, we issued approximately 335,600 shares of Series AA Preferred Stock. The Series AA Preferred Stock is convertible into our other equity securities. If the Series AA Preferred Stock has not been redeemed or repurchased by July 18, 2011, the holders of at least 40% of the outstanding shares of Series AA Preferred Stock shall have the right to cause all of the outstanding class of Series AA Preferred Stock to be converted into a number of shares of Common Stock equal to 99.9% of the number of fully diluted shares of Common Stock after giving effect to such conversion (excluding shares, if any, of Common Stock issued to stockholders of the other party to a merger qualifying for the "Merger Exception" as defined in our Amended and Restated Certificate of Incorporation).

The 2006 Restricted Stock Incentive Plan which was adopted on July 18, 2006, provides each participant with a share of an authorized pool of 8,000 shares of Series M Preferred Stock, which participates in the enterprise value of our company upon a "liquidation event" or upon an 80% "redemption" of the Series AA Preferred Stock or upon a public offering, to the extent the proceeds exceed $224.8 million. A participant's restricted Series M Preferred Stock vest monthly over a 36 month period beginning with our July 18, 2006 emergence from bankruptcy, or upon a liquidation event, redemption, or public offering; or upon certain terminations of employment within a limited period before an accelerated vesting event.

Net cash provided by or used in operating activities from continuing operations

Net cash provided by operating activities was $43.8 million for the year ended December 31, 2007, compared to net cash provided by operations of $59.6 million for the same period in 2006, a difference of $15.8 million between years. This difference was primarily attributable to cash generated through working capital reductions being lower in 2007 than 2006. In 2007, net working capital decreased $13.9 million primarily as a result of a $12.6 million reduction in accounts receivable due to improved cash collections and a $10.9 million increase in accounts payable due to improved vendor terms and resin price increases, partially offset by an increase in inventory due to higher resin pricing. In 2006, net working capital decreased $38.5 million primarily as a result of a $29.9 million increase in accounts payable, largely due to reinstatement of vendor credit terms, and to a $7.0 million reduction in inventories as a result of the Company inventory management programs.

Net cash used in investing activities from continuing operations

Net cash used in investing activities was $43.2 million for the year ended December 31, 2007, as compared to $37.8 million for the same period in 2006. Capital expenditures in 2007 were $43.5 million compared to $40.5 million in 2006. In addition, during the third quarter of 2006, we sold our remaining assets associated with our former Merced, California plant receiving $2.4 million in cash proceeds.

Net cash provided by or used in financing activities from continuing operations

Net cash provided by financing activities was $3.4 million for the year ended December 31, 2007, as compared to net cash used in financing activities of $27.8 million for the year ended December 31, 2006. Financing activities for 2007 include $24.0 million in proceeds from the issuance of the Company's 2007 Notes, $5.0 million of additional borrowings under our Revolving Credit Facilities and $0.2 million in proceeds from sale of the Company's Series M Preferred Stock, offset by repayment of our 2006 Notes and associated accrued interest of $22.6 million and $0.8 million of payments of capital leases. Financing activities for 2006 include repayment of $130.9 million of borrowings and other costs associated with the Amended and Restated Credit Agreement, $8.8 million in financing related fees in connection with implementation of the Revolving Credit Facilities and $1.6 million of payments of capital leases, offset in part by $113.6 million of borrowings under our Revolving credit Facilities.

Liquidity

As of December 31, 2007, we had approximately $109.9 million of working capital excluding current maturities of long term debt and including approximately $7.3 million in cash and cash equivalents. A portion of our cash and cash equivalents are held by our foreign subsidiaries. Repatriation tax rates may limit our ability to access cash and cash equivalents generated by our foreign operations for use in our U.S. operations, including to pay principal and interest on outstanding borrowings.

As of December 31, 2007, we had approximately $118.6 million of outstanding borrowings and approximately $50.1 million of remaining availability under our Revolving Credit Facilities, along with $7.3 million in cash. Daily borrowings outstanding under Revolving Credit Facilities averaged $133.1 million during 2007. Our outstanding borrowings under our revolving credit facilities fluctuate significantly as a result of the timing of payments for raw materials, capital and interest, as well as the timing of customer collections. The average interest rate on borrowings outstanding under Revolving Credit Facilities during 2007 was 8.16%.

Our total capital expenditures were approximately $40.5 million in 2006, $43.5 million in 2007 and are expected to be approximately $40-45 million in 2008. These expenditures are focused on projects to lower operating costs, add capacity for high value products, expand research and development programs, and bring new innovative products to market.

Several factors favorably impacted our liquidity during 2007. Progress on payment terms with key raw material suppliers resulted in positive cash flow from accounts payable of $10.9 million through the end of 2007. In addition, the amount of cash invested in our inventories and receivables as of December 31, 2007 decreased $7.8 million from December 31, 2006.

On July 18, 2006, we entered into the Revolving Credit Facilities, consisting of the Working Capital Credit Agreement and the Fixed Asset Credit Agreement. The Revolving Credit Facilities provide up to $200 million of total commitments. The Working Capital Credit Agreement includes a $20 million letter of credit sub-facility, with letters of credit reducing availability there under, and each of the Revolving Credit Facilities includes sub-limits for loans to certain of our foreign subsidiaries which are borrowers under the Revolving Credit Facilities.

In addition, the debt for equity exchange completed with our financial reorganization decreased our annual cash interest expense associated with our 2006 Notes by $41.6 million per year.

During 2006, Standard & Poors and Moody's issued new credit ratings for us as a whole and for each of the our individual debt issuances. In addition, in June 2007 Standard & Poors upgraded our 1st Lien Notes (2004 and 2004 Amended) by one rating notch. These ratings were more favorable than our most recent ratings prior to bankruptcy, and were accompanied by a stable outlook from both agencies. We believe these further enhanced our credit terms with vendors.

As a result, we expect that cash flows from operating activities and available borrowings under our Revolving Credit Facilities of up to $200 million will provide sufficient cash flow to operate our business, to make expected capital expenditures and to meet foreseeable liquidity requirements. However, our ability to borrow under our Revolving Credit Facilities at any time may be subject to the borrowing base in effect at that time. Our ability to make borrowings under our Revolving Credit Facilities will also be conditioned upon our compliance with other covenants in these agreements, including financial covenants that apply when our borrowings exceed certain amounts. In addition, the terms of our indentures currently limit the amount we may borrow under our Revolving Credit Facilities.

Changes in raw material costs can significantly affect the amount of cash provided by our operating activities, which can affect our liquidity. Over the past two years, we have experienced a period of extreme uncertainty with respect to resin supplies and prices. High crude oil and natural gas pricing, have had a significant impact on the price and supply of resins. During the same period, many major suppliers of resin have announced price increases to cover their increases in feedstock costs. While the prices of our products generally fluctuate with the prices of resins, certain of our customers have contracts that limit our ability to pass the full cost of higher resin pricing through to our customers immediately. Further, competitive conditions in our industry may make it difficult for us to sufficiently increase our selling prices for all customers to reflect the full impact of increases in raw material costs. If this period of high resin pricing continues, we may be unable to pass on the entire effect of the price increases to our customers, which would adversely affect our profitability and working capital. In addition, further increases in crude oil and natural gas prices could make it difficult for us to obtain an adequate supply of resin from manufacturers affected by these factors. See Item 1A, "Risk Factors—Risks Related to Our Business—Continued increases in resin prices or the loss of a key resin supplier could lead to increased costs and lower profit margins."

If (a) we are not able to increase prices to cover historical and future raw materials cost increases, (b) we are unable to obtain adequate supply of resin, (c) volume growth does not continue as expected, or (d) we experience any significant negative effects to our business, we may not have sufficient cash flow to operate our business, make expected capital expenditures or meet foreseeable liquidity requirements. Any such event would have a material adverse effect on our liquidity and financial condition.

The following table sets forth our total contractual cash obligations as of December 31, 2007 (in thousands):

Contractual Cash Obligations	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt (including capital lease obligations)	$752,567	$ 1,102	$718,294	$25,889	$7,282
Interest	43,542	43,542	—	—	—
Operating leases	13,434	4,195	5,563	2,414	1,262
Pension obligations	13,163	4,605	5,269	2,205	1,084
Raw material and other purchase obligations	50,895	50,895	—	—	—
Total contractual cash obligations	$873,601	$104,339	$729,126	$30,508	$9,628

Cash used in discontinued operations

No cash was used in discontinued operations for the years ended December 31, 2007 and 2006 as compared to net cash used of $0.2 million for the year ended December 31, 2005.

Off-Balance Sheet Arrangements

None.

Other Developments

For a discussion of material litigation in which we are involved, see Item 3, "Legal Proceedings."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various interest rate and resin price risks that arise in the normal course of business. We regularly evaluate the advisability of entering into interest rate hedging agreements to manage interest rate market risks and commodity hedging agreements to manage resin market risks. However, significant increases in interest rates or the price of resins could adversely affect our operating margins, results of operations and ability to service our indebtedness.

Since the repayment of $219.6 million of variable rate term debt with the proceeds of our 2004 Notes and borrowings under our revolving credit facility on February 17, 2004, our interest rate risk has decreased substantially.

Our revolving credit facility is at a variable rate of interest. An increase of 1% in interest rates would result in an additional $1.1 million of annual interest expense based on our revolving credit facility balance of $118.6 million as of December 31, 2007.

Our raw material costs are comprised primarily of resins and comprised approximately 66% of our total manufacturing costs in 2007. Market risk arises from changes in resin costs. Although the average selling prices of our products generally increase or decrease as the cost of resins increases or decreases, the impact of a change in resin prices is more immediately reflected in our raw material costs than in our selling prices.

Fluctuations in exchange rates may also adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non U.S. dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not currently enter into formal hedging agreements for these transactions. Gains and losses from these transactions as of December 31, 2006 and 2007, have been immaterial and are reflected in the results of operations.

We are exposed to credit losses in the event of nonperformance by the counterparty to a financial instrument to which we are a party. We anticipate, however, that each of the counterparties to the financial instruments to which we are a party will be able to fully satisfy its obligations under the contract.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9AT. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC. This information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, including our principal executive officer and our principal financial officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be disclosed in our periodic filings.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We assessed the effectiveness of our internal controls over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, we concluded that Pliant's internal control over financial reporting was effective as of December 31, 2007.

The Audit Committee of the Board of Directors meets quarterly with management, the Internal Audit Director, and Ernst & Young LLP to discuss the work of each and to satisfy itself that the respective parties are properly discharging their responsibilities. Ernst & Young LLP and the Internal Audit Director have had and continue to have unrestricted access to the Audit Committee, without the presence of Company management.

This report does not include an attestation report of Ernst & Young LLP, the independent registered public accounting firm who audited our consolidated financial statements, regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this report.

Changes in Internal Controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in the foregoing paragraph.

ITEM 9B. OTHER INFORMATION

On March 12, 2008, our Board elected Thomas C. Spielberger as Senior Vice President and Chief Financial Officer. On the same date Joseph J. Kwederis assumed his new role as Senior Vice President, Finance & Accounting in order to concentrate on internal finance and accounting and not due to any disagreement with the Company. Additional information regarding these events is set forth on the Company's Current Report on Form 8-K filed on March 17, 2008.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE REGISTRANT

Certain information about our executive officers, directors and significant employees is presented below. Our Board of Directors currently consists of seven members. Pursuant to the Stockholders' Agreement, the holders of our Common Stock have the right to designate five directors, one of whom is our Chief Executive Officer. Additionally, the holders of our Series AA Preferred have the right to elect two members of our Board. Four of these seven members are independent directors.

Name	Age	Position
Harold C. Bevis	48	President and Chief Executive Officer and Director
John D. Bowlin	57	Director and Non-Executive Chairman
Eugene I. Davis	53	Director
David G. Elkins	66	Director
Edward A. Lapekas	64	Director
Stephen V. McKenna	39	Director
Timothy J. Walsh	44	Director
Stephen T. Auburn	52	Vice President, General Counsel and Secretary
Keith D. Brechtelsbauer	49	Divisional Vice President and General Manager—Specialty Films
R. David Corey	59	Executive Vice President and Chief Operating Officer
Greg E. Gard	47	Senior Vice President, Technology & Innovation
James L. Kaboski	39	Vice President and General Manager—Printed Products
James M. Kingsley	45	Senior Vice President, Business Development
Joseph J. Kwederis	61	Senior Vice President, Finance & Accounting
Robert J. Maltarich	56	Vice President and General Manager—PVC Products
Thomas C. Spielberger	46	Senior Vice President and Chief Financial Officer
Kenneth J. Swanson	41	Senior Vice President and President, Engineered Films Group
Fred D. Wampnar	50	Vice President and General Manager—Stretch and Shrink Products

Directors

Harold C. Bevis was named President and Chief Executive Officer in October 2003. Mr. Bevis also serves on our Board of Directors. He has over 20 years of global experience with multiple types of technology-driven manufactured products sold across a full range of sales channels. Mr. Bevis joined Pliant from Emerson Electric, where he served as President of Emerson Telecommunications Products, a group of manufacturing companies, beginning in 1998. Mr. Bevis led the sale of this group to Emerson while he was President and CEO of Jordan Telecommunication Products, Inc., a manufacturer of nonproprietary communications products. Prior to that, Mr. Bevis served as Senior Vice President and General Manager of General Cable Corporation, a large, vertically integrated domestic manufacturer of wire and cable products sold through wholesale and retail channels to companies such as The Home Depot, True Value Hardware, Rexel and Graybar. Mr. Bevis has also held positions of increasing responsibility with General Electric, Booz, Allen & Hamilton, and General Dynamics, where he began his career as an engineer. Mr. Bevis holds a BS in Industrial Engineering from Iowa State University and an MBA in Marketing from Columbia University.

John D. Bowlin became one of our directors on January 31, 2005. Mr. Bowlin was President and Chief Executive Officer of Miller Brewing Company from 1999 until 2003, leading its sale to South African Breweries in 2002. From 1985 until 2002, Mr. Bowlin was employed by Philip Morris Companies, Inc., in various leadership capacities, including President, Kraft International, Inc. (1996-1999), President and Chief Operating Officer, Kraft Foods North America (1994-1996), President and Chief Operating Officer, Miller Brewing Company (1993-1994), and President, Oscar Mayer Food Corporation (1991-1993). Mr. Bowlin holds an MBA from Columbia University and a BS from Georgetown University. He is also a director of Generac Power Systems, Inc. and Spectrum Brands where he is non-executive chairman.

Eugene I. Davis became one of our directors on July 18, 2006. Mr. Davis is the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis had advised, managed, sold, liquidated and/or acted as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and/or Chairman of the Board of a number of businesses, including companies operating in the telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics sectors. As a bankruptcy professional, many of the companies with which Mr. Davis has worked have been in bankruptcy proceedings prior to and/or during his tenure. Prior to forming PIRINATE, Mr. Davis served as President, Vice-Chairman and Director of Emerson Radio Corp., and CEO and Vice-Chairman of Sport Supply Group, Inc. Mr. Davis began his career as an attorney and international negotiator with Exxon Corp. and Standard Oil Company (Indiana) and as a partner in two Texas-based law firms where he specialized in corporate/securities law, international transactions and restructuring advisory. Mr. Davis holds a BA from Columbia College, a Masters of International Affairs (MIA) in International Law and Organization from the School of International Affairs of Columbia University and a JD from the Columbia University School of Law.

David G. Elkins became one of our directors on July 18, 2006. Mr. Elkins retired as President and Co-Chief Executive Officer of Sterling Chemicals, Inc. in January 2003. Prior to joining Sterling Chemicals in 1998, Mr. Elkins was a senior partner in the law firm of Andrews Kurth LLP, where he specialized in corporate and business law, including mergers and acquisitions, securities law matters and corporate governance matters. Mr. Elkins currently serves as an independent director of several organizations and corporations, including ZiLOG, Inc., a NASDAQ-listed manufacturer of micrologic semiconductor devices headquartered in San Jose, California. Since 1996 Mr. Elkins has served as business representative and advisor for a large group of private investors in connection with substantial real estate holdings in Nevada and California. Mr. Elkins holds a BBA degree from the University of Texas, Arlington and a JD from Southern Methodist University.

Edward A. Lapekas became one of our directors on December 19, 2001 and served as our Non-Executive Chairman from October 22, 2003 until June 2006. Mr. Lapekas served as our interim Chief Executive Officer from August 24, 2003 until October 22, 2003. From November 2002 until March 2003, Mr. Lapekas served as Chairman and Chief Executive Officer of NexPak Corporation, a media packaging company. Prior to that, Mr. Lapekas was Executive Chairman of Packtion Corporation, an e-commerce venture, from October 2000 until June 2001. From May 1996 until July 2000, Mr. Lapekas was employed by American National Can Group, Inc., last serving as Chairman and Chief Executive Officer. Prior to that, Mr. Lapekas served as Deputy Chairman and Chief Operating Officer of Schmalbach-Lubeca AG. From 1971 until 1991, Mr. Lapekas was employed by Continental

Can Company, where he served in various strategy, planning, operating and marketing capacities. Mr. Lapekas is also a director of Silgan Holdings, Inc. since 2001 and Tegrant Corporation since 2007. He received a BA degree from Albion College and an MBA degree from Wayne State University.

Stephen McKenna became one of our directors on June 23, 2005. Mr. McKenna is a managing director of CCMP Capital Advisors, LLC ("CCMP"), a private equity firm formed in August 2006 by the former buyout/growth equity professionals of J.P. Morgan Partners, LLC ("JPMP"). CCMP serves as an investment adviser to JP Morgan, our principal stockholder, with respect to its investment in the Company. Prior to joining CCMP, Mr. McKenna had been a partner of J.P. Morgan Partners, LLC (formerly, Chase Capital Partners). Prior to joining JPMP, Mr. McKenna worked in the Consumer Investment Banking Group of Morgan Stanley. Mr. McKenna has extensive experience managing JPMP portfolio companies and is also on the Board of Directors of Compressed Air Energy Systems, Generac Power Systems, Inc. and Jetro Holdings. Mr. McKenna holds a BA from Dartmouth College and an MBA from the University of Chicago Graduate School of Business.

Timothy J. Walsh became one of our directors on May 31, 2000. He served as Non-Executive Chairman from June 2002 until October 2003. Mr. Walsh is a managing director of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity professionals of J.P. Morgan Partners, LLC. CCMP serves as an investment adviser to JP Morgan, our principal stockholder, with respect to its investment in the Company. Prior to joining CCMP, Mr. Walsh was a managing director of JPMP Capital Corp., which is the general partner of JPMP Master Fund Manager, L.P., which is the general partner of J.P. Morgan Partners (BHCA), L.P. Mr. Walsh had been a partner of J.P. Morgan Partners, LLC from 1999 until joining CCMP. From 1993 to 1999, Mr. Walsh held various positions with J.P. Morgan Partners in Europe and North America. From 1989 to 1993, he was a Vice President of J.P. Morgan Chase & Co. (formerly, The Chase Manhattan Corporation). Mr. Walsh is also a director of Generac Power Systems, Inc. (2006), Kraton Polymers (2003) and Metokote Corporation (1998). Mr. Walsh received a BS degree from Trinity College and an MBA degree from the University of Chicago Graduate School of Business.

Executive Officers

Stephen T. Auburn, Vice President, General Counsel and Secretary, joined Pliant in 2005 and has over 25 years of broad, international legal experience. Prior to joining Pliant, Mr. Auburn worked at Pactiv Corporation from 1995 to 2005 where he held legal positions of increasing responsibility, most recently as Assistant General Counsel and Division Counsel for Pactiv's Foodservice and Food Packaging Division. Prior to Pactiv, he was Counsel to Mobil Chemical's Consumer Products and Films Divisions from 1989 to 1995. Mr. Auburn began his career in private practice. Mr. Auburn received his BA from the State University of New York, Potsdam, and holds JD and MPA degrees from Syracuse University and an MBA from Northwestern University's Kellogg Graduate School of Management.

R. David Corey was named Executive Vice Pesident and Chief Operating Officer in March 2004. He joined Pliant as Executive Vice President for Global Operations in November 2003. Mr. Corey has over 35 years of experience leading extrusion-based manufacturing businesses. Mr. Corey was a senior executive at Emerson Electric where he was President of Dura-Line, a manufacturing business that produced telecom, gas and water conduit products. He supervised plants and sales forces in the US, Mexico, UK, Spain, Brazil, Czech Republic, Malaysia, India and China. Previously, Mr. Corey was President of International Wire with operations in the US and Asia. Prior to that, Mr. Corey was Senior Vice President and General Manager of Telecom products for General Cable Corporation. He earned a BS in Business from Eastern Illinois University.

Greg E. Gard joined Pliant Corporation in 1989 and has held numerous technical positions supporting the various market segments within Pliant Corporation. Today, he serves as Senior Vice President, Technology & Innovation. His responsibilities in this regard include Product Development and

Technical Service for the Corporation, with particular focus on shortening product development cycles, improving speed to market, and directing a team of packaging professionals in the development of packages that protect and preserve while improving functionality and appearance. Before joining Pliant, Mr. Gard held engineering and management positions with Cryovac Sealed Air Corporation. Prior to this he worked for several years as an engineer with Dresser Atlas in oil and gas exploration. He holds a BS degree in electrical and computer engineering from the University of Wisconsin Madison. Mr. Gard is actively involved with Clemson University's Packaging Science program, one of only four academic institutions in the United States that offers a four-year program leading to a BS degree in Packaging Science. Currently, he serves on the Packaging Advisory Board at Clemson.

James L. Kaboski, joined Pliant in 2005 and is the Vice President and General Manager—Printed Products. Prior to this position, Mr. Kaboski was the Vice President of Strategy, Marketing and Business Development. Prior to joining Pliant, Mr. Kaboski worked at Booz Allen Hamilton from 1996 to 2005 where he was a senior leader in the firm's Consumer Packaged Goods practice. Prior to Booz Allen, Mr. Kaboski was with Kraft Foods from 1991 to 1995 where he held Technical Brand Manager and packaging engineering positions. Prior to Kraft, Mr. Kaboski was an engineer with Dow Chemical. Mr. Kaboski holds a BS in Chemical Engineering from the University of Wisconsin and an MBA from Northwestern University's Kellogg Graduate School of Management.

James M. Kingsley, joined Pliant in 2006 and is the Senior Vice President, Business Development. Prior to this position, Mr. Kingsley was the Senior Vice President and General Manager of the Engineered Films Division at Pliant. Prior to joining Pliant, from 2000 to 2006, Mr. Kingsley was President of Emerson Electric's Optical Connectivity Division, a global supplier of critical-need data center and LAN connectivity solutions with operations in the U.S., Mexico, Morocco and China. Prior to this role, Mr. Kingsley was the Vice President of Sales, Marketing and Business Development for the Connectivity division of Emerson. From 1998 to 1999, Mr. Kingsley was the Director of Business Development for Jordan Telecommunications Products, Inc. in charge of all acquisition and business development activity. Prior to Jordan, Mr. Kingsley held a variety of management positions in Marketing and Sales at Lucent Technologies and AT&T. Mr. Kingsley began his career in public accounting at Arthur Andersen & Co. Mr. Kingsley holds a BS degree in Accounting from the University of Illinois and a MBA from Northwestern University's Kellogg Graduate School of Management.

Joseph J. Kwederis, was named Senior Vice President, Finance & Accounting on March 12, 2008. Mr. Kwederis joined us in February, 2005 and served as our Senior Vice President and Chief Financial Officer until March, 2008. Prior to joining Pliant, Mr. Kwederis was Senior Vice President/Chief Financial Officer of Dura-Line Corporation from 1999-2004, and Vice President of Finance for International Wire Group from 1996-1999. From 1974 until 1996 he held positions of increasing responsibility in Accounting and Finance at General Cable Corporation. Mr. Kwederis holds a BS in Accounting from Rutgers University and an MBA from the University of Connecticut.

Robert J. Maltarich, Vice President and General Manager—PVC Products, joined Pliant Corporation in July of 1992 following the acquisition of Goodyear Tire & Rubber Company's Films Division. Since that time, he has held numerous positions within Pliant Corporation. From 1992-1993 he served as Marketing Manager Film Products Worldwide, from 1994-1996 he was Director of National Accounts, and from 1997-1998 he was General Manager Custom Films Group. Other positions included Vice President and General Manager Barrier and Custom Films and, most recently, Senior Vice President of Sales, Flexible Packaging. Mr. Maltarich was promoted in October 2002 to Vice President and General Manager, Industrial Films, where he was responsible for Pliant's Stretch, Custom, and PVC film businesses. He assumed his current role in 2006. Prior to joining Pliant Corporation, Mr. Maltarich held numerous national and international positions in both sales and marketing with Goodyear Tire & Rubber Company. During his 18-year career at Goodyear, he served as General Marketing Manager Film Products Worldwide, General Manager European Film Products, Manager Film Products USA and District Sales Manager. He holds a BS degree in Business Administration from the University of Akron.

Thomas C. Spielberger was named Senior Vice President and Chief Financial Officer of Pliant on March 12, 2008. In 2003, Mr. Spielberger founded Gaslight Equity Group, LLC, a private equity group acquiring middle market entrepreneurial businesses, where he retains an interest, but no longer holds a management role. Between 1989 and 2003, Mr. Spielberger had been employed by Jordan Industries, Inc., where he had held a number of positions including Controller, Vice President of Finance and Accounting, Senior Vice President of Finance and Accounting and finally Chief Financial Officer and Senior Vice President. Prior to working at Jordan Industries, Inc. Mr. Spielberger had worked for Ernst & Young LLP from 1984 until 1989, and held various positions including Audit Senior and Manager of Mergers and Acquisitions Group. Mr. Spielberger is a Certified Public Accountant and holds a BA in Accounting from State University of New York in Binghamton and an MBA in Finance from Columbia University.

Kenneth J. Swanson, joined Pliant in 1997 following the acquisition of CT Films and is currently Senior Vice President and President, Engineered Films Group. Prior to this position, Mr. Swanson was the Senior Vice President and General Manager of the Specialty Films Division at Pliant. Since 1992, Mr. Swanson has had various leadership positions with CT Films and Pliant. Mr. Swanson has over 18 years experience in the plastics industry and supervises teams domestically and internationally. Prior to 1992, Mr. Swanson held multiple sales and marketing management positions in the injection molding segment of the plastics industry. Mr. Swanson holds a BS in Business Management from the University of Redlands.

Fred D. Wampnar, Vice President and General Manager—Stretch and Shrink Products, joined Pliant Corporation in 1998 and has held numerous positions including Vice President of Marketing and Vice President of Operations before assuming his current role. Prior to joining Pliant, Mr. Wampnar held positions of Vice President of Operations and Vice President of Sales and Marketing with Paragon Films, and as Director of Manufacturing with Linear Films. He holds a BS in Operations Management from Oklahoma State University.

Significant Employees

Keith D. Brechtelsbauer, Divisional Vice President and General Manager—Specialty Films, joined Pliant in June 2004 as Vice President, Marketing for the Specialty Group, which comprised all printed and converted products. In November 2005 Mr. Brechtelsbauer was promoted to his current role, which oversees both the domestic and global aspects of the personal care and medical markets. Prior to joining Pliant, from 1998-2004, Mr. Brechtelsbauer worked for Tredegar Film products as Global Sales Manager and Market Development Manager. From 1987-1988, Mr. Brechtelsbauer was employed by Sealed Air Corporation—Cryovac Division, a global leader in packaging solutions. Mr. Brechtelsbauer held a variety of Sales, Operations and Marketing leadership positions during his tenure there. Mr. Brechtelsbauer holds a BS degree in Business Communication from James Madison University, and an MA from Northern Illinois University in Organizational Communication.

Section 16(a) Beneficial Ownership Reporting Compliance

Information with respect to compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated by reference from the section under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement to be filed with the SEC not later than 120 days after the end of our fiscal year.

Code of Ethics for Officers

Information with respect to our code of ethics required by Item 406 of Regulation S-K is incorporated by reference from the section under the caption "Code of Ethics and Business Conduct Guidelines" in our definitive Proxy Statement to be filed with the SEC not later than 120 days after the end of our fiscal year.

Committees of the Board

Information with respect to our corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference from the section under the caption "Corporate Governance" in our definitive Proxy Statement to be filed with the SEC not later than 120 days after the end of our fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation required by Item 402 and Item 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference from the section under the caption "Executive Compensation and Related Information" in our definitive Proxy Statement to be filed with the SEC not later than 120 days after the end of our fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of beneficial owners and related stockholder matters required by Item 201(d) and Item 403 of Regulation S-K is incorporated by reference from the section under the captions "Equity Compensation Plan Information" and "Security Ownership of More than 5% of Stockholders, Directors and Named Executive Officers" in our definitive Proxy Statement to be filed with the SEC not later than 120 days after the end of our fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to certain relationships and related transactions required by Item 404 and Item 407(a) of Regulation S-K is incorporated by reference from the section under the caption "Certain Relationships and Related Transactions" in our definitive Proxy Statement to be filed with the SEC not later than 120 days after the end of our fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to principal accountant fees and services required by Item 9(e) of Schedule 14A is incorporated by reference from the section under the caption "Audit Matters" in our definitive Proxy Statement to be filed with the SEC not later than 120 days after the end of our fiscal year.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) **Pliant Corporation and Subsidiaries Financial Statements:**

Index to Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2007 and 2006

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

(a)(2) **Financial Statement Schedule:**

Schedule II—Valuation and Qualifying Accounts

The remaining schedules set forth in Regulation S-X have not been included because they are not applicable to our business.

(a)(3) **Exhibits:**

We will furnish any exhibit upon request made to our Corporate Secretary, 1475 Woodfield Road, Suite 700, Schaumburg, Illinois 60173. We charge $.10 per page to cover the costs of furnishing the exhibit.

INDEX TO EXHIBITS

Exhibit Number	
2.1	Debtors' Joint Plan of Reorganization (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by Pliant Corporation on March 20, 2006).
2.2	Debtors' Second Amended Joint Plan of Reorganization, dated as of April 18, 2006 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pliant Corporation on April 21, 2006).
2.3	Debtors' Third Amended Joint Plan of Reorganization, dated as of June 5, 2006 (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by Pliant Corporation on June 7, 2006).
2.4	Debtors' Fourth Amended Joint Plan of Reorganization, dated as of June 19, 2006 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pliant Corporation on June 19, 2006).
3.1	Amended and Restated Certificate of Incorporation of Pliant Corporation, effective as of July 18, 2006 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Pliant Corporation on July 24, 2006).
3.2	Amended and Restated By-laws of Pliant Corporation, effective July 18, 2006 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Pliant Corporation on July 24, 2006).
3.3	Form of Stock Certificate evidencing the Series AA Preferred Stock (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-A filed by Pliant Corporation on November 17, 2006).
4.1	Indenture, dated as of May 30, 2003, among Pliant Corporation, the Note Guarantors party thereto and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.6 to Pliant Corporation's Registration Statement on Form S-1 (File No. 333-106432)).
4.2	Form of First Supplemental Indenture, dated as of April 30, 2004, among Pliant Corporation, the New Note Guarantor party thereto, the existing Note Guarantors party thereto and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.9 to Pliant Corporation's Registration Statement on Form S-1 (File No. 333-115114)).
4.3	Form of Indenture, dated as of February 17, 2004, among Pliant Corporation, the Note Guarantors party thereto and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.8 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 26, 2004).
4.4	Form of Senior Secured Discount Note (incorporated by reference to Exhibit B to Exhibit 4.8 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 26, 2004).
4.5	Second Priority Security Agreement, dated as of May 30, 2003, among Pliant Corporation, the subsidiary guarantors party thereto and Wilmington Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.8 to Pliant Corporation's Registration Statement on Form S-1 (File No. 333-106432)).

Exhibit Number	
4.6	Form of Supplement No. 1 to Second Priority Security Agreement, dated as of April 30, 2004, among Uniplast Industries Co. and Wilmington Trust Company, as collateral agent (incorporated by reference to Exhibit 4.14 to Pliant Corporation's Registration Statement on Form S-1 (File No. 333-115114)).
4.7	Form of Security Agreement dated as of February 17, 2004, among Pliant Corporation, the subsidiary guarantors party thereto and Wilmington Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.11 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 26, 2004).
4.8	Form of Canadian Security Agreement, dated as of February 17, 2004, among Uniplast Industries Co., the guarantors party thereto, and Wilmington Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.12 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 26, 2004).
4.9	Second Priority Pledge Agreement, dated as of May 30, 2003, among Pliant Corporation, the subsidiary guarantors party thereto and Wilmington Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.9 to Pliant Corporation's Registration Statement on Form S-1 (File No. 333-106432)).
4.10	Form of Supplement No. 1 to Second Priority Pledge Agreement, dated as of April 30, 2004, among Uniplast Industries Co. and Wilmington Trust Company, as collateral agent (incorporated by reference to Exhibit 4.18 to Pliant Corporation's Registration Statement on Form S-1 (File No. 333-115114)).
4.11	Form of Pledge Agreement dated as of February 17, 2004, among Pliant Corporation, the subsidiary pledgors party thereto and Wilmington Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.14 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 26, 2004).
4.12	Form of Canadian Pledge Agreement, dated as of February 17, 2004, among Uniplast Industries Co., the pledgors party thereto, and Wilmington Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.15 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 26, 2004).
4.13	Exchange and Registration Rights Agreement, dated as of May 31, 2000, among Pliant Corporation, the Note Guarantors party thereto, and Chase Securities, Inc. and Deutsche Bank Securities Inc., as Initial Purchasers (incorporated by reference to Exhibit 4.3 to Pliant Corporation's Registration Statement on Form S-4 (File No. 333-42008)).
4.14	Exchange and Registration Rights Agreement, dated as of April 10, 2002, among Pliant Corporation, the Note Guarantors party thereto, and J.P. Morgan Securities, Inc. and Deutsche Bank Securities Inc., as Initial Purchasers (incorporated by reference to Exhibit 4.7 to Pliant Corporation's Registration Statement on Form S-4 (File No. 333-86532)).
4.15	Exchange and Registration Rights Agreement, dated as of May 30, 2003, among Pliant Corporation, the Note Guarantors party thereto, and J.P. Morgan Securities Inc., Deutsche Bank Securities, Inc. and Credit Suisse First Boston LLC, as Initial Purchasers (incorporated by reference to Exhibit 4.12 to Pliant Corporation's Registration Statement on Form S-1 (File No. 333-106432)).

Exhibit Number	
4.16	Form of Exchange and Registration Rights Agreement, dated as of February 17, 2004, among Pliant Corporation, the Note Guarantors party thereto, and J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Deutsche Bank Securities Inc., as Initial Purchasers (incorporated by reference to Exhibit 4.19 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 26, 2004).
4.17	Amended and Restated Indenture, dated as of February 17, 2004 (as amended and restated as of May 6, 2005) (incorporated by reference to Exhibit 4.26 to Post-Effective Amendment No. 2 to Pliant Corporation's Registration Statement on Form S-4 (File No. 333-114608)).
4.18	Exchange and Registration Rights Agreement, dated as of May 6, 2005 (incorporated by reference to Exhibit 4.26 to Post-Effective Amendment No. 2 to Pliant Corporation's Registration Statement on Form S-4 (File No. 333-114608)).
4.19	Indenture, dated as of July 18, 2006, among Pliant Corporation, certain subsidiaries of Pliant Corporation, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Pliant Corporation on July 24, 2006).
4.20	First Supplemental Indenture, dated as of July 18, 2006, with respect to the Amended and Restated Indenture, dated as of May 6, 2005, among Pliant Corporation, certain subsidiaries of Pliant Corporation, and Wilmington Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Pliant Corporation on July 24, 2006).
4.21	Stockholders' Agreement, dated as of July 18, 2006, among Pliant Corporation and holders of Pliant Corporation's Common Stock (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Pliant Corporation on July 24, 2006).
4.22	Registration Rights Agreement, dated as of July 18, 2006, among Pliant Corporation and holders of Pliant Corporation's Series AA Redeemable Preferred Stock (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Pliant Corporation on July 24, 2006).
4.23	Indenture, dated as of June 14, 2007, among Pliant Corporation, certain subsidiaries of Pliant Corporation, as guarantors and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Pliant Corporation on June 15, 2007).
10.1	Form of Amended and Restated Intercreditor Agreement, dated as of February 17, 2004, among Deutsche Bank Trust Company Americas, as Credit Agent, Wilmington Trust Company, as Second Priority Noteholder Agent and as 2004 Noteholder Agent, and Pliant Corporation (incorporated by reference to Exhibit 10.21 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 26, 2004).
10.2	Restricted Stock Agreement, dated as of May 31, 2000, between Pliant Corporation and Jack E. Knott (incorporated by reference to Exhibit 10.17 to Pliant Corporation's Registration Statement on Form S-4 (File No. 333-42008)).

Exhibit Number	
10.3	Pledge Agreement, dated as of May 31, 2000, in favor of Pliant Corporation made by Jack E. Knott (incorporated by reference to Exhibit 10.21 to Pliant Corporation's Registration Statement on Form S-4 (File No. 333-42008)).
10.4	Amendment No. 1, dated as of April 1, 2001, to the Pledge Agreement dated as of May 31, 2000, among Pliant Corporation and Jack E. Knott (incorporated by reference to Exhibit 10.36 to Post-Effective Amendment No. 2 to Pliant Corporation's Registration Statement on Form S-4 (File No. 333-42008)).
10.5	Release Agreement, dated December 31, 2004, between Pliant Corporation and Brian Johnson (incorporated by reference to Exhibit 10.62 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.6	Letter Agreement, dated January 26, 2005, between Pliant Corporation and James Ide (incorporated by reference to Exhibit 10.63 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.7	Severance and Release Agreement, dated as of March 18, 2005, between Pliant Corporation and Lori Roberts (incorporated by reference to Exhibit 10.64 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.8	Pliant Corporation 2004 Management Incentive Compensation Plan (incorporated by reference to Exhibit 10.65 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.9	Pliant Corporation 2004 MIP Long Term Incentive Plan (incorporated by reference to Exhibit 10.66 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.10	Fourth Amendment to the Pliant Corporation Defined Benefit Pension Plan (incorporated by reference to Exhibit 10.69 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.11	Buy Out Agreement, dated January 5, 2005, among Pliant Corporation, Pliant Investment, Inc. and Supreme Plastics Group PLC (incorporated by reference to Exhibit 10.70 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.12	Assignment of Limited Liability Company Interests, dated January 5, 2005, between Pliant Investment, Inc. and Supreme Plastics Group PLC (incorporated by reference to Exhibit 10.71 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.13	Agreement for Purchase and Sale of Assets, dated July 12, 2004, among Pliant Corporation, Pliant Solutions Corporation and Kittrich Corporation (incorporated by reference to Exhibit 10.1 to Pliant Corporation's Current Report on Form 8-K filed on October 6, 2004).
10.14	Management Incentive Compensation Plan, effective as of January 1, 2005, between Pliant Corporation and certain eligible officers (incorporated by reference to Exhibit 10.1 to Pliant Corporation's Current Report on Form 8-K filed on June 9, 2005).

Exhibit Number	
10.15	Severance and Release Agreement, effective as of March 18, 2005, between Pliant Corporation and Lori Roberts (incorporated by reference to Exhibit 10.64 to Pliant Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005).
10.16	Employment Agreement, dated June 10, 2005, between Pliant Corporation and R. David Corey (incorporated by reference to Exhibit 10.6 to Pliant Corporation's Current Report on Form 8-K filed by on June 9, 2005).
10.17	Working Capital Credit Agreement, dated as of July 18, 2006, among Pliant Corporation, certain subsidiaries of Pliant Corporation, the lenders party thereto, Merrill Lynch Bank USA, as administrative agent, and Merrill Lynch Commercial Finance Corp., as sole lead arranger and book manager (incorporated by reference to Exhibit 10.1 to Pliant Corporation's Quarterly Report on 10-Q for the quarter ended September 30, 2006 filed November 14, 2006).
10.18	Fixed Asset Credit Agreement, dated as of July 18, 2006, among Pliant Corporation Pty Ltd., Pliant Corporation of Canada Ltd., Pliant Film Products GmbH, Aspen Industrial, S.A. de C.V., the lenders party thereto, Merrill Lynch Bank USA, as administrative agent, and Merrill Lynch Commercial FinanceCorp., as sole lead arranger and book manager (incorporated by reference to Exhibit 10.2 to Pliant Corporation's Quarterly Report on 10-Q for the quarter ended September 30, 2006 filed November 14, 2006).
10.19	Pliant Corporation 2006 Restricted Stock Incentive Plan, dated as of July 18, 2006 (incorporated by reference to Exhibit 10.3 to Pliant Corporation's Quarterly Report on 10-Q for the quarter ended September 30, 2006 filed November 14, 2006).
10.20	Pliant Corporation Deferred Cash Incentive Plan adopted as of July 18, 2006 (incorporated by reference to Exhibit 10.4 to Pliant Corporation's Quarterly Report on 10-Q for the quarter ended September 30, 2006 filed November 14, 2006).
10.21	Employment Agreement, dated December 21, 2006, by and between Pliant Corporation and Harold C. Bevis (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by Pliant Corporation on December 22, 2006).
10.22	Purchase Agreement, dated as of June 14, 2007, among Pliant Corporation, certain of subsidiaries of Pliant Corporation and Goldman Sachs & Co. and UBS Willow Fund, LLC, as purchasers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Pliant Corporation on June 15, 2007).
10.23	Amendment No. 2 to the Working Capital Credit Agreement, dated as of June 14, 2007, among Pliant Corporation, the subsidiary borrowers party thereto, the lenders party thereto, and Merrill Lynch Bank USA, as administrative agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Pliant Corporation on June 15, 2007).
10.24	Amendment No. 2 to the Fixed Asset Credit Agreement, dated as of June 14, 2007, among Pliant Corporation Pty Ltd., Pliant Corporation of Canada Ltd., Pliant Film Products GmbH, Aspen Industrial, S.A. de C.V. Jacinto Mexico, S.A. de C.V. and Pliant de Mexico, S.A. de C.V., the lenders party thereto, and Merrill Lynch Bank USA, as administrative agent (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Pliant Corporation on June 15, 2007).

Exhibit Number	
12.1	Calculation of Ratio of Earnings to Fixed Charges (incorporated by reference to Annual Report on Form 10-K filed by Pliant Corporation on March 19, 2008).
14.1	Code of Ethics (incorporated by reference to Appendix I to the definitive Proxy Statement for the 2008 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year covered by this Form 10-K.
21.1	Subsidiaries of Pliant Corporation (incorporated by reference to Annual Report on Form 10-K filed by Pliant Corporation on March 19, 2008).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) (incorporated by reference to Annual Report on Form 10-K filed by Pliant Corporation on March 19, 2008).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) (incorporated by reference to Annual Report on Form 10-K filed by Pliant Corporation on March 19, 2008).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Annual Report on Form 10-K filed by Pliant Corporation on March 19, 2008).
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Annual Report on Form 10-K filed by Pliant Corporation on March 19, 2008).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 19, 2008.

PLIANT CORPORATION

By: /s/ HAROLD C. BEVIS
Harold C. Bevis, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 19, 2008 by the following persons on behalf of the Registrant and in the capacities indicated.

By: /s/ HAROLD C. BEVIS
Harold C. Bevis, Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ THOMAS C. SPIELBERGER
Thomas C. Spielberger, Chief Financial Officer (Principal Financial and Accounting Officer)

By: /s/ JOHN D. BOWLIN
John D. Bowlin, Director

By: /s/ EDWARD A. LAPEKAS
Edward A. Lapekas, Director

By: /s/ EUGENE I. DAVIS
Eugene I. Davis, Director

By: /s/ DAVID G. ELKINS
David G. Elkins, Director

By: /s/ TIMOTHY J. WALSH
Timothy J. Walsh, Director

By: /s/ STEPHEN V. MCKENNA
Stephen V. McKenna, Director

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Pliant Corporation and Subsidiaries Financial Statements:

Financial Statement Schedule:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Pliant Corporation

We have audited the accompanying consolidated balance sheets of Pliant Corporation and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and changes in stockholders' deficit for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pliant Corporation and Subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 8 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007. As discussed in Notes 1 and 9 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements Nos. 87, 88, 106 and 132(R)*, as of December 31, 2006.

/s/ ERNST & YOUNG, LLP

Chicago, Illinois
March 18, 2008

PLIANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2006 (Dollars in Thousands, Except per Share Data)

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 7,258	$ 4,199
Receivables:		
Trade accounts, net of allowances of $3,465 and $3,751, respectively	124,336	137,042
Other	3,254	3,435
Inventories	108,358	100,103
Prepaid expenses and other	6,269	7,279
Income taxes receivable	1,884	998
Deferred income taxes	9,145	13,754
Total current assets	260,504	266,810
PLANT AND EQUIPMENT, net	311,756	304,443
GOODWILL	72,527	72,257
OTHER INTANGIBLE ASSETS, net	11,081	12,389
OTHER ASSETS	20,111	21,858
Total assets	$ 675,979	$ 677,757
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 1,102	$ 975
Trade accounts payable	93,178	81,231
Accrued liabilities:		
Interest payable	12,079	10,055
Customer rebates	8,787	7,403
Other	36,544	44,463
Total current liabilities	151,690	144,127
LONG-TERM DEBT, net of current portion	751,465	736,656
OTHER LIABILITIES	22,605	29,446
DEFERRED INCOME TAXES	18,163	31,287
Total liabilities	943,923	941,516
STOCKHOLDERS' DEFICIT:		
Redeemable Preferred Stock—Series AA—335,650 shares authorized, par value $.01 per share, with a redemption and liquidation value of $1,000 per share plus accumulated dividends, 335,592 shares outstanding at December 31, 2007 and December 31, 2006	247,355	198,899
Redeemable Preferred Stock—Series M—8,000 shares authorized, par value $.01 per share, 8,000 shares outstanding at December 31, 2007 and no shares outstanding at December 31, 2006	—	—
Common stock—par value $.01 per share; 100,050,000 shares authorized, 100,003 shares outstanding at December 31, 2007 and December 31, 2006	1	1
Paid in capital	155,341	154,521
Accumulated deficit	(658,163)	(598,934)
Accumulated other comprehensive loss	(12,478)	(18,246)
Total stockholders' deficit	(267,944)	(263,759)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 675,979	$ 677,757

See notes to consolidated financial statements.

PLIANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2007, 2006 and 2005 (Dollars in Thousands)

	2007	2006	2005
NET SALES	$1,096,924	$1,158,995	$1,072,840
COST OF SALES	968,489	1,017,771	939,709
Gross profit	128,435	141,224	133,131
OPERATING EXPENSES:			
Selling, general and administrative	65,963	71,318	77,051
Research and development	11,133	8,707	8,705
Impairment of goodwill	—	109,984	—
Impairment of fixed assets	—	280	—
Restructuring and other costs	9,949	(641)	2,436
Reorganization and other costs	2,154	82,369	3,802
Total operating expenses	89,199	272,017	91,994
OPERATING INCOME (LOSS)	39,236	(130,793)	41,137
INTEREST EXPENSE—Current and Long Term debt	(87,240)	(79,657)	(114,294)
INTEREST EXPENSE—Dividends and accretion on Redeemable Preferred Stock	—	(271)	(40,778)
GAIN ON EXTINGUISHMENT OF DEBT	32,508	393,665	—
OTHER INCOME, net	353	2,142	4,082
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(15,143)	185,086	(109,853)
INCOME TAX EXPENSE (BENEFIT):			
Current	1,509	2,352	1,112
Deferred	(5,168)	(2,343)	905
Total income tax expense (benefit)	(3,659)	9	2,017
INCOME (LOSS) FROM CONTINUING OPERATIONS	(11,484)	185,077	(111,870)
LOSS FROM DISCONTINUED OPERATIONS	—	—	(1,096)
NET INCOME (LOSS)	$ (11,484)	$ 185,077	$ (112,966)

See notes to consolidated financial statements.

PLIANT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
For the years Ended December 31, 2007, 2006 and 2005 (In Thousands)

		Preferred Stock				Common Stock								
		Series AA		Series M		Delaware Corporation			Utah Corporation					
	Total	Shares	Amount	Shares	Amount	Shares	Amount	Paid In Capital	Shares	Amount	Warrants to Purchase Common Stock	Accumulated Deficit	Stockholders' Notes Receivable	Accumulated Other Comprehensive Loss
BALANCE—December 31, 2004	$(520,968)	—	$ —	—	$ —	—	—	—	543	$ 103,376	$ 39,133	$(650,974)	$(660)	$(11,843)
Comprehensive loss:														
Net Loss	(112,966)											$(112,966)		
Minimum pension liability adjustment, net of taxes	(5,861)													(5,861)
Foreign currency translation adjustment	(1,887)													(1,887)
Comprehensive loss:	(120,714)													
BALANCE—December 31, 2005	$(641,682)	—	$ —	—	$ —	—	—	—	543	$ 103,376	$ 39,133	$(763,940)	$(660)	$(19,591)
Reorganization														
Issuance of Delaware Corporation stock	178,827	335	$178,828	—	$ —									
Issuance of Delaware Corporation stock	$ 3,516					100	$1	$ 3,515						
Retirement of Utah Corporation Stock	$ 9,157							$151,006	(543)	$(103,376)	$(39,133)	$ —	$ 660	
	$(450,182)	335	$178,828	—	$ —	100	$1	$154,521	—	$ —	$ —	$(763,940)	$ —	$(19,591)
Comprehensive income:														
Net Income	185,077					—	—		—	—	—	$ 185,077	$ —	
Minimum pension liability adjustment, net of taxes	2,336													$ 2,336
Foreign currency translation adjustment	(142)													$ (142)
Comprehensive income:	187,271													
Preferred stock dividends	—		20,071									(20,071)		
Adjustment to initially apply SFAS 158, net of taxes	(849)													(849)
BALANCE—December 31, 2006	$(263,759)	335	$198,899	—	$ —	100	$1	$154,521	—	$ —	$ —	$(598,934)	$ —	$(18,246)
Cumulative effect of adoption of FIN 48	$ 711											$ 711		
Adjusted Balance—January 1, 2007	$(263,048)	335	$198,899	—	$ —	100	$1	$154,521	—	$ —	$ —	$(598,223)	$ —	$(18,246)
Comprehensive loss:														
Net Loss	(11,484)					—	—		—	—	—	(11,484)	—	
Change in unrecognized pension benefit costs	566													566
Foreign currency translation adjustment	5,202													5,202
Comprehensive loss:	(5,716)													
Issuance of Series M Preferred Stock	820							820						
Preferred stock dividends	—		48,456									(48,456)		
BALANCE—December 31, 2007	$(267,944)	335	$247,355	—	$ —	100	$1	$155,341	—	$ —	$ —	$(658,163)	$ —	$(12,478)

See notes to consolidated financial statements.

PLIANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007, 2006 and 2005 (Dollars in Thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$(11,484)	$ 185,077	$(112,966)
Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operating activities:			
Depreciation and amortization	44,903	40,630	40,538
Impairment of fixed assets	1,427	280	—
Amortization and write-off of deferred financing costs and accretion of debt discount	5,839	22,632	15,244
Payment-in-kind interest on debt	36,911	32,635	19,678
Deferred dividends and accretion on preferred shares	—	271	40,778
Write off of original issue debt discount and premium	—	30,458	—
Deferred income taxes	(5,168)	(2,343)	905
Provision for losses on accounts receivable	2,095	404	2,608
Loss from discontinued operations	—	—	1,096
Non-cash other operating costs	664	—	—
Write down of impaired goodwill	—	109,984	—
(Gain) or loss on disposal of assets	163	(1,870)	(4,452)
Gain on extinguishment of debt	(32,508)	(393,665)	—
Minority Interest		—	(33)
Changes in operating assets and liabilities:			
Trade accounts receivable	12,598	(3,550)	(19,391)
Other receivables	272	1,033	3,658
Inventories	(6,658)	6,997	(12,406)
Prepaid expenses and other	477	(523)	(3,173)
Intangible assets and other assets	(2,105)	7,444	(5,683)
Trade accounts payable	10,932	29,874	(44,776)
Accrued liabilities	(4,942)	(2,750)	19,993
Income taxes payable/receivable	(3,746)	472	(1,376)
Other liabilities	(5,893)	(3,923)	2,688
Net cash provided by (used in) continuing operating activities	43,777	59,567	(57,070)
Cash flows from continuing investing activities:			
Capital expenditures for plant and equipment	(43,465)	(40,521)	(33,502)
Proceeds from sale of assets	229	2,677	5,190
Net cash used in continuing investing activities	(43,236)	(37,844)	(28,312)
Cash flows from continuing financing activities:			
Payment of financing fees	(2,352)	(8,799)	(12,130)
Net proceeds (net of repurchases) from issuance of common stock, preferred stock	157	(76)	(12)
Proceeds from issuance of senior subordinated debt	24,000	—	—
Repayment of senior subordinated debt	(22,593)	—	—
Borrowings under revolver	5,000	113,579	106,924
Repayments of revolver and term debt due to refinancing	—	(130,924)	—
Payments of capital lease obligations	(834)	(1,638)	(2,048)
Net cash provided by (used in) continuing financing activities	3,378	(27,858)	92,734
Cash used in discontinued operations	—	—	(195)
Effect of exchange rate changes on cash and cash equivalents	(860)	(2,468)	65
Net increase (decrease) in cash and cash equivalents	3,059	(8,603)	7,222
Cash and cash equivalents, beginning of the year	4,199	12,802	5,580
Cash and cash equivalents, end of the year	$ 7,258	$ 4,199	$ 12,802
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 41,464	$ 41,748	$ 60,890
Income taxes	$ 2,406	$ 2,185	$ 2,507
Supplemental schedule of non-cash investing and financing activities:			
Plant and equipment acquired under capital leases	$ 4,998	$ 7,401	$ 4,392

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations Pliant Corporation and its subsidiaries (collectively "Pliant" or the "Company") produce polymer-based (plastic), value-added films for flexible packaging, personal care, medical, agricultural and industrial applications. Our manufacturing facilities are located in the United States, Canada, Mexico, Germany and Australia.

Principles of Consolidation The consolidated financial statements include the accounts of Pliant Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Bankruptcy Filing On January 3, 2006, Pliant and ten subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). The cases are being jointly administered under the caption "In re: Pliant Corporation, et al., Case No. 06-10001". Three of Pliant's subsidiaries with Canadian operations commenced ancillary proceedings in a Canadian court to recognize the bankruptcy proceedings as "foreign proceedings" pursuant to Canada's Companies' Creditors Arrangement Act ("CCAA"). Pliant's subsidiaries in Australia, Germany and Mexico were not included in the filings.

On June 19, 2006, the Company filed with the Bankruptcy Court its Fourth Amended Joint Plan of Reorganization (the "Plan") which was approved by the Bankruptcy Court on June 23, 2006. On July 18, 2006, the Company consummated its reorganization through a series of transactions contemplated in the Plan. See Note 20 "Reorganization" for further details. On July 18, 2006, the Company filed with the Bankruptcy Court a notice announcing the effectiveness of the Plan and the Company emerged from bankruptcy.

American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), applied to the Company's financial statements while the Company operated under the provisions of Chapter 11. SOP 90-7 generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization of the business are reported separately as reorganization costs in the statements of operations. Liabilities affected by implementation of a plan of reorganization are reported at amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization related items that significantly impact cash provided by continuing operations are disclosed separately in the statement of cash flows.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Sales revenue is recognized when title transfers, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is probable, which is generally at the time of shipment. Revenue is reduced by

1. Summary of Significant Accounting Policies (Continued)

rebates made to customers based on an estimate of the amount of the rebate at the time the sale is recorded.

Accounts Receivable Accounts receivable consist primarily of amounts due to the Company from its normal business activities. Accounts receivable amounts are determined to be past due when the amount is overdue based on contractual terms. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified among uncollected amounts. Accounts receivable are charged off against the allowance for doubtful accounts when we have determined that the receivable will not be collected. Collateral is generally not required for accounts receivable. Two customers represented approximately 13% of consolidated receivables at December 31, 2007 and two customers represented approximately 13% of consolidated receivables at December 31, 2006.

Inventories Inventories consist principally of finished film and packaging products and the raw materials necessary to produce them. Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Resin costs comprise the majority of our total manufacturing costs. Resin shortages or significant increases in the price of resin could have a significant adverse effect on the Company's business.

Plant and Equipment Plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated economic useful lives of the assets as follows:

Land improvements	20 years
Buildings and improvements	20 years
Computer Equipment and Software	3-7 years
Machinery and equipment	7-15 years
Furniture, fixtures and vehicles	3-7 years
Leasehold improvements	Lower of useful life (10-20 years or term of lease agreement)

Maintenance and repairs are charged to expense as incurred and costs of improvements and betterments are capitalized. Upon disposal, related costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in operations.

Costs incurred in connection with the construction or major rebuild of equipment are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service.

Goodwill and Other Intangible Assets Goodwill is deemed to have indefinite live and not amortized, but subject to an annual impairment test based on the fair value of the assets. Amortization of intangible assets is computed using the straight-line method over the estimated economic useful lives of 5-15 years. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the discounted cash flow method, a variation of the

1. Summary of Significant Accounting Policies (Continued)

income approach, and the guideline company approach, a variation of the market approach. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

Impairment of Long-Lived Assets When events or conditions indicate a potential impairment, the Company evaluates the carrying value of long-lived assets, including amortizable intangible assets, based upon current and expected undiscounted cash flows, and recognizes an impairment when the estimated undiscounted cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between the asset's carrying value and fair value.

Other Assets Other assets consist primarily of deferred debt issuance costs, deposits, and spare parts. Deferred debt issuance costs are amortized using a straight line method which approximates the effective yield method.

Cash and Cash Equivalents For the purpose of the consolidated statements of cash flows, we consider short-term highly liquid investments with maturity when purchased of three months or less to be cash equivalents.

Income Taxes Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. The Company, like other multi-national companies, is regularly audited by federal, state and foreign tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax reserves have been recorded when, in management's judgment, it is not probable that the Company's tax position will ultimately be sustained. While predicting the outcome of the audits involves uncertainty and requires estimates and informed judgments, the Company believes that the recorded tax liabilities are adequate and appropriate. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to or further interpretation of regulations. Income tax expense is adjusted in the period in which these events occur or when the statute of limitations for a specific exposure item has expired.

Foreign Currency Translation The accounts of the Company's foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and an average exchange rate for each month for revenues, expenses, gains and losses. Transactions are translated using the exchange rate at each transaction date. Where the local currency is the functional currency, translation adjustments are recorded as a separate component of stockholders' equity (deficit). Where the U.S. dollar is the functional currency, translation adjustments are recorded in other income within current operations.

Shipping and Handling Costs. Shipping and handling costs are included in cost of sales.

Accounting For Stock-Based Compensation Plans As of December 31, 2007, the Company had no stock based compensation plans for which grants were issued. For 2005, the Company applied

1. Summary of Significant Accounting Policies (Continued)

Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock-based compensation plans as they relate to employees and directors. Had compensation cost for all the outstanding options been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," our net loss for the years ended December 31, 2005 would have been the following pro forma amount (in thousands):

	2005
As reported	$(112,966)
Pro forma stock compensation expense	(47)
Pro forma	$(113,013)

The fair market value of each option was estimated on the date of grant using the Black-Scholes option valuation model based on the following assumptions for 2005, respectively: risk free rate of return of 4.0% in 2005; expected life of 4 years to 9 years; dividend yield of 0%; and volatility of 40%, The weighted average fair value of the options as determined by the minimum value option-pricing model was $146 per share for 2005.

Reclassifications Certain reclassifications have been made to the consolidated financial statements for comparative purposes.

New Accounting Pronouncements

In July 2006, the FASB issued Statement of Financial Accounting Standards Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, *Accounting for Income Taxes.* FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. The cumulative affect of adopting FIN 48, which was a credit of $0.7 million, has been reported as an adjustment to the opening balance of retained earnings.

In September 2006, the FASB issued SFAS No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).* SFAS 158 requires an employer to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in comprehensive income and as a separate component of shareholders' equity. SFAS 158 does not change the amount of net periodic benefit cost included in net earnings. The requirement to recognize the funded status of defined benefit postretirement plans is effective for the Company as of December 31, 2006. The Company adopted the recognition and measurement provisions of SFAS 158 for the year ended December 31, 2006 and recognized $849 of accumulated comprehensive loss, net of tax. The Company's measurement date for its defined benefit and post-retirement benefit plans was December 31, 2007 and 2006.

1. Summary of Significant Accounting Policies (Continued)

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"), which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in acquiree and the goodwill acquired. The Statement also establishes disclosure requirements, which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

2. Inventories

Inventories consisted of the following at December 31 (in dollars in thousands):

	2007	2006
Finished goods	$ 56,772	$ 45,564
Raw materials and other	40,507	44,656
Work-in-process	11,079	9,883
Total	$108,358	$100,103

3. Restructuring and Other Costs

Restructuring and other costs include plant closing costs (including costs related to relocation of manufacturing equipment), charges for impairment of fixed assets related to plant closures, office closing costs and other costs related to workforce reductions. The following table summarizes restructuring and other costs for the three years ended December 31 (in dollars in thousands):

	2007	2006	2005
Plant Closing Costs:			
Severance	$1,622	$ —	$ 415
Relocation of production lines	797	—	—
Leases	405	705	1,869
Other plant closing costs	2,959	(967)	363
Office closing and workforce reduction costs			
Severance	2,682	—	(84)
Leases	—	(379)	—
Other office closure costs	57	—	(127)
Total Plant/Office	8,522	(641)	2,436
Fixed asset impairments related to plant closures	1,427	—	—
Total Restructuring and other costs	$9,949	$(641)	$2,436

Restructuring and other costs for the year ended December 31, 2007 includes $6.8 million of severance, production line relocation, lease and other costs associated with closure of our Langley, British Columbia facility, $0.3 million of severance and other costs associated with closure of our Barrie, Ontario operations, $1.4 million associated with the restructuring of our Canadian sales and

3. Restructuring and Other Costs (Continued)

administration functions, and $1.3 million of severance costs associated with our 2007 reduction in workforce.

Restructuring and other costs for the year ended December 31, 2006 includes $0.7 million additional charges for the buyout of equipment leases deferred as a result of the bankruptcy proceedings, offset by reversal of $0.7 million of a $1.0 million environmental reserves previously recorded in connection with our Merced, California facilities shut down because the buyer of this real estate agreed to a $0.3 million purchase price adjustment to indemnify the Company from future claims and reversal of $0.4 million of excess reserves established in 2003 for buildings no longer occupied.

Restructuring and other costs for the year ended December 31, 2005 included $1.9 million in lease termination costs associated with our Shelbyville, Indiana facility, $0.3 million in severance costs associated with the sale of our Alliant business and $0.2 million in severance and other current costs associated with the Company's 2004 plant shutdown in Harrisville, Rhode Island.

The following table summarizes the roll-forward of the reserve from December 31, 2006 to December 31, 2007 (dollars in thousands):

	12/31/2006		Accruals for the Year Ended December 31, 2007							12/31/07	
	# Employees Terminated	Accrual Balance	Additional Employees	Severance	Relocated Production Lines	Leases	Other Plant Closure Costs	Total	Payments / Charges	# Employees Terminated	Accrual Balance
Plant Closing Costs:											
Leases	—	$2,430	—	$ —	$ —	$114	$	$ 114	$ (1,624)	—	$ 920
Langley	—	—	120	1,386	797	232	4,350	6,765	(6,558)	6	207
Barrie	—	—	19	236	—	59	36	331	(312)	—	19
	—	$2,430	139	$1,622	$797	$405	$4,386	$7,210	$ (8,494)	6	$1,146
Office Closing and Workforce Reduction Costs:											
Canadian Restructuring	—	$ —	7	$1,391	$ —	$ —	$ 48	$1,439	$ (1,439)	—	$ —
2007 Workforce Reduction	—	—	68	1,291	—	—	9	1,300	(837)	49	463
TOTAL	—	$2,430	214	$4,304	$797	$405	$4,443	$9,949	$(10,770)	55	$1,609

3. Restructuring and Other Costs (Continued)

The following table summarizes the roll-forward of the reserve from December 31, 2005 to December 31, 2006 (dollars in thousands):

	12/31/2005		Accruals for the Year Ended December 31, 2006							12/31/2006	
	# Employees Terminated	Accrual Balance	Additional Employees	Severance	Relocated Production Lines	Leases	Other Plant Closure Costs	Total	Payments / Charges	# Employees Terminated	Accrual Balance
Plant Closing Costs:											
Merced	54	$1,000	—	$ —	$ —	$ —	$ (700)	$ (700)	$ (300)	—	$ —
Rhode Island	49	5	—	—	—	—	3	3	(8)	—	—
Leases	—	2,845	—	—	—	705	(206)	499	(914)	—	2,430
Alliant	19	2	—	—	—	—	(64)	(64)	62	—	—
	122	$3,852	—	$ —	$ —	$705	$ (967)	$ (262)	$ (1,160)	—	$2,430
Office Closing and Workforce Reduction Costs:											
Leases	—	$ 379	—	$ —	$ —	$ —	$ (379)	$ (379)	$ —	—	$ —
	—	$ 379	—	$ —	$ —	$ —	$ (379)	$ (379)	$ —	—	$ —
TOTAL	122	$4,231	—	$ —	$ —	$705	$(1,346)	$ (641)	$ (1,160)	—	$2,430

Plant Closing Costs:

2007—During 2007, the Company restructured its Canadian operations by closing its Langley, British Columbia plant and consolidating its production lines into other Printed Products segment facilities, closing its Barrie, Ontario operations and consolidating its product lines into its Toronto, Ontario facility within its Industrial segment and restructuring its sales, and administrative functions for its Engineered Films and Industrial Films segments. Severance, production line relocation, lease and other plant closing related costs for these activities totaled $8.5 million with $5.7 million, $1.0 million, $1.0 million and $0.8 million, respectively recorded in its Printed Products, Engineered Films, Corporate and Industrial Film segments. In addition, the Company implemented a reduction in workforce whereby approximately seventy employees were severed for a total cost of $1.3 million of which $0.8 million, $0.3 million and $0.1 million, respectively were recorded at Corporate, and in the Engineered Films and Industrial Films segments.

2006—During 2006, the Company sold its remaining real estate in Merced, California within its Industrial segment and reversed into income $0.7 million of the previously provided $1.0 million environmental reserve in accordance with the terms of the sales agreement.

2005—During 2005, the Company accrued $1.9 million for the net costs to terminate the remaining equipment lease agreements associated with its Shelbyville, Indiana facility, incurred $0.2 million of security, severance and other plant closure costs associated with its Harrisville, Rhode Island facility and incurred $0.3 million in severance costs associated with the sale of its Alliant business in the second quarter. The Shelbyville, Indiana and Alliant related restructuring costs are attributable to its Printed Products segment and the Harrisville, Rhode Island costs are attributable to its Engineered Films segment.

4. Plant and Equipment

The cost and the related accumulated depreciation at December 31 is as follows (in thousands):

	2007	2006
Land and improvements	$ 7,146	$ 6,838
Buildings and improvements	79,019	73,517
Machinery and equipment	512,474	482,312
Computer equipment and software	39,203	36,889
Furniture, fixtures and vehicles	6,084	5,888
Leasehold improvements	5,381	5,250
Construction in progress	30,123	17,505
	679,430	628,199
Less accumulated depreciation and amortization	(367,674)	(323,756)
Plant and equipment, net	$ 311,756	$ 304,443

The depreciation expense for the years ended December 2007, 2006 and 2005 was $42.4 million, $38.1 million and $38.0 million, respectively.

During the year ended December 31, 2007 the Company recorded in restructuring expenses a $1.4 million impairment charge in connection with the closure of its Langley, British Columbia production facility in its Printed Products segment. During the year ended December 31, 2006, the Company recorded impairment changes of $0.3 million to scrap a minor piece of equipment in its Industrial Films segment.

5. Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets". SFAS 142, effective for fiscal years beginning after December 15, 2001, requires that ratable amortization of goodwill be replaced with periodic tests of goodwill impairment and that intangible assets, other than goodwill, which have determinable useful lives, be amortized over their useful lives. As required by SFAS 142, the Company stopped amortizing goodwill effective January 1, 2002 and evaluates goodwill for impairment under SFAS 142 guidelines. The Company's annual impairment test is conducted on October 1 of each year based on a methodology including prices of comparable businesses and discounted cash flows. See Note 1 "Summary of Significant Accounting Policies" for further details. Based on the 2005 annual impairment tests, no impairments were recorded. Based upon the 2006 annual impairment test, goodwill was impaired in our Specialty Films and Printed Products segments and goodwill write downs totally $110.0 million were recorded, as the implied fair values of these two reporting units were estimated to be below their respective goodwill carrying values. This impairment was triggered by rising resin prices from September 2005 increasing the carrying values of inventories and receivables in both segments, and, when coupled with the impact on accounts payable or reduction in credit terms, resulted in increased carrying values of net assets in excess of the calculated implied fair value. Based on the 2007 annual impairment tests, no impairments were recorded.

5. Goodwill and Intangible Assets (Continued)

The Company has four operating segments, all of which have goodwill. The changes in the carrying value of goodwill for the year ended December 31, 2006 and 2007 were as follows (in thousands):

	Specialty Films	Printed Products	Industrial Films	Engineered Films	Corporate/ Other	Total
Balance as of December 31, 2005	$ 82,174	$ 49,405	$2,450	$48,216	$—	$ 182,245
Foreign exchange rate adjustment	—	—	(5)	1	—	(4)
Goodwill impairment	(60,579)	(49,405)	—	—	—	(109,984)
Balance as of December 31, 2006	$ 21,595	$ —	$2,445	$48,217	$—	$ 72,257
Foreign exchange rate adjustment	—	—	270	—	—	270
Balance as of December 31, 2007	$ 21,595	$ —	$2,715	$48,217	$—	$ 72,527

Other intangible assets, are as follows as of December 31 (in thousands):

	2007		2006	
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Other intangible assets:				
Customer lists	$24,254	$(14,437)	$23,144	$(12,204)
Other	23,126	(21,862)	22,873	(21,424)
Total	$47,380	$(36,299)	$46,017	$(33,628)

The weighted average remaining amortization periods for customer lists is 5.3 and 6.2 years for 2007 and 2006, respectively. The weighted average remaining amortization periods for other intangibles is 0.6 and 0.7 years for 2007 and 2006, respectively.

The estimated amortization for each of the next five years on the other intangible assets included above is as follows (in thousands):

Year Ending December 31	
2008	$2,235
2009	2,122
2010	2,122
2011	2,122
2012	2,031

Amortization expense for other intangible assets was approximately $2.5 million, $2.6 million, and $2.5 million, for the years ended December 31, 2007, 2006 and 2005, respectively.

6. Long-Term Debt

Long-term debt as of December 31, consists of the following (in thousands):

	2007	2006
Credit Facilities:		
Revolver, variable interest, 8.1% and 8.1% as of December 31, 2007 and 2006, respectively	$118,579	$113,579
Senior secured discount notes at 11.35% (formerly 111/8%) (2004 Notes)	7,825	7,808
Senior secured notes, interest at 111/8% (2003 Notes)	250,000	250,000
Senior secured notes, interest at 11.85% (formerly 115/8%) (Amended 2004 Notes)	339,276	302,382
Senior subordinated notes, interest at 18.0% (2007 Notes)	24,000	—
Senior subordinated notes, interest at 13% (2006 Notes)	—	55,101
Obligations under capital leases	12,887	8,761
Total	752,567	737,631
Less current portion	(1,102)	(975)
Long-term portion	$751,465	$736,656

The scheduled maturities of long-term debt by year, as of December 31, 2007 are as follows (in thousands):

Year Ending December 31,	
2008	$ 1,102
2009	716,919
2010	1,375
2011	1,399
2012	24,490
Thereafter	7,282
Total debt as of December 31, 2007	$752,567

Current Credit Facilities

On July 18, 2006, the Company and/or certain of its subsidiaries entered into (i) a Working Capital Credit Agreement, among the Company, certain of its subsidiaries, the lenders party thereto, Merrill Lynch Bank USA, as administrative agent, and Merrill Lynch Commercial Finance Corp., as sole lead arranger and book manager (the "Working Capital Credit Agreement"), and (ii) a Fixed Asset Credit Agreement, among Pliant Corporation Pty Ltd., Pliant Corporation of Canada Ltd., Pliant Film Products GmbH and Aspen Industrial, S.A. de C.V., as borrowers, the lenders party thereto, Merrill Lynch Bank USA, as administrative agent, and Merrill Lynch Commercial Finance Corp., as sole lead arranger and book manager (the "Fixed Asset Credit Agreement", and together with the Working Capital Credit Agreement, the "Revolving Credit Facilities"). The Revolving Credit Facilities provide up to $200 million of total commitments, subject to the previously disclosed borrowing base. The Working Capital Credit Agreement includes a $20 million letter of credit sub-facility, with letters of credit reducing availability thereunder, and each of the Revolving Credit Facilities includes sub-limits

6. Long-Term Debt (Continued)

for loans to certain of the foreign subsidiaries of the Company which are borrowers under the Revolving Credit Facilities.

The Revolving Credit Facilities will mature on the earlier of (a) July 18, 2011 or (b) one month prior to the respective maturity dates of the Company's senior notes if these senior notes have not been refinanced in full: May 15, 2009 with respect to the Company's 2004 Notes and Amended 2004 Notes, and August 15, 2009 with respect to the Company's 2003 Notes. The interest rates for all loans other than those made to the Company's German subsidiary range from, in the case of alternate base rate loans, the alternate base rate (either prime rate or .50% over the Federal Funds Rate) plus 1.75% to the alternate base rate plus 2.00% and, in the case of Eurodollar loans, LIBOR plus 2.75% to LIBOR plus 3.00%, in each case depending on the amount of available credit. The interest rates for loans made in connection with the loans to the Company's German subsidiary are, in the case of alternate base rate loans, the alternate base rate plus 5.00% and, in the case of Eurodollar loans, LIBOR plus 6.00%. The commitment fee for the unused portion of the Revolving Credit Facilities is 0.375% per annum.

The Revolving Credit Facilities contain covenants that will limit the ability of Pliant and its subsidiaries, subject to certain exceptions, to, among other things, incur or guarantee additional indebtedness, issue preferred stock or become liable in respect of any obligation to purchase or redeem stock, create liens, merge or consolidate with other companies, change lines of business, make certain types of investments, sell assets, enter into certain sale and lease-back and swap transactions, pay dividends on or repurchase stock, make distributions with respect to certain debt obligations, enter into transactions with affiliates, restrict dividends or other payments from the Company's subsidiaries, modify corporate and certain material debt documents, cancel certain debt, or change its fiscal year or accounting policies. The Revolving Credit Facilities also require the Company to comply with a fixed charge coverage ratio of 1.00 to 1.00 for the first year of the facility and of 1.10 to 1.00 thereafter; provided, that such coverage ratio shall only apply during periods in which the amount of availability is and remains less than $20 million for a specified number of days. Once the amount of availability increases and remains above $20 million for a specified number of days, such coverage ratio becomes inapplicable. In addition, the amount of availability under the Revolving Credit Facilities must not be less than $10 million at any time. The loans will automatically become immediately due and payable without notice upon the occurrence of an event of default involving insolvency or bankruptcy of the Company or any of its subsidiaries. Upon the occurrence and during the continuation of any other event of default under the Revolving Credit Facilities, by notice given to the Company, the administrative agent of the Revolving Credit Facilities may, and if directed by the Required Lenders (as defined in the Revolving Credit Facilities) must, terminate the commitments and/or declare all outstanding loans to be immediately due and payable.

The Working Capital Credit Agreement is secured by a first-priority security interest in substantially all our inventory, receivables and deposit accounts, capital stock of, or other equity interests in, our existing and future domestic subsidiaries and first-tier foreign subsidiaries, investment property and certain other assets of the Company and its subsidiaries and a second-priority security interest in fixed assets of the Company and its subsidiaries party to the Working Capital Credit Agreement. The Fixed Asset Credit Agreement is secured by a first-priority security interest in the fixed assets of certain foreign subsidiaries of the Company and a second-priority security interest in capital stock of the fixed asset borrowers and their subsidiaries.

6. Long-Term Debt (Continued)

As of December 31, 2007, the Company had borrowings of $118.6 million and availability of $50.1 million under the Revolving Credit Facilities, along with $7.3 million in cash.

Prior Credit Facility

On January 4, 2006, the Company entered into the Senior Secured, Super Priority, Primary Debtor-in-Possession Credit Agreement dated as of January 4, 2006 ("DIP Credit Facility"), among the Company and certain other debtors, as joint and several borrowers, General Electric Capital Corporation, as administrative agent, collateral agent and lender, Morgan Stanley Senior Funding, Inc., as syndication agent and lender, and the lenders from time to time party thereto. The DIP Credit Facility provided for a $200 million commitment of debtor-in-possession financing to fund the working capital requirements of Pliant and of Pliant's subsidiaries that were Debtors during the pendency of the bankruptcy proceeding. Although the DIP Credit Facility was nominally in the amount of $200 million, availability was reduced by the aggregate borrowing base of $131.2 million under the Amended and Restated Credit Agreement (defined below) as of the bankruptcy filing.

The DIP Credit Facility provided the Company with up to approximately $68.8 million of additional liquidity, subject to a borrowing base calculated based upon specified percentages of the Debtors' eligible current and fixed assets, minus $10 million and other reserves. The Company made no borrowings under the DIP Credit Facility. The DIP Credit Facility was terminated upon the Company's emergence from bankruptcy and replaced with the Revolving Credit Facilities described above. In addition, approximately $1.5 million of capitalized financing fees associated with the DIP Credit Facility were written off upon emergence.

On November 21, 2005, the Company entered into the Amended and Restated Credit Agreement ("Amended and Restated Credit Agreement") providing up to $140 million of total availability, subject to certain borrowing base limitations. The Amended and Restated Credit Agreement included a $25 million letter of credit sub-facility, with letters of credit reducing availability under the Amended and Restated Credit Agreement.

On December 31, 2005, an Event of Default occurred under the Amended and Restated Credit Agreement as a result of our failure to make the interest payments due on December 1, 2005 to holders of the Company's 13% Senior Subordinated Notes due 2010 (the "2000/2002 Notes"). Upon the bankruptcy filing and execution of the DIP Credit Facility described above, the commitments under the Amended and Restated Credit Agreement were terminated. The $130.9 million of borrowings as of December 31, 2005 remained outstanding until the Company's emergence from bankruptcy, at which time they were refinanced through the Revolving Credit Facilities.

2007 Notes

On June 14, 2007, the Company entered into the 2007 Note Indenture among the Company and Pliant Corporation International, Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Pliant Solutions Corporation, Uniplast Holdings, Inc., Uniplast U.S., Inc. and Uniplast Industries Co., as guarantors (collectively, the "2007 Note Guarantors"), and the Bank of New York Trust Company, N.A., as trustee (the "2007 Note Trustee") with respect to the issuance on such date of the Company's 18% Senior Subordinated Notes due 2012 (the "2007 Notes") in an aggregate principal amount of $24 million (the "2007 Notes Indenture"). The 2007 Note Indenture provides that interest will accrue on the 2007 Notes from the date of issuance at the rate of 18% per annum until maturity

6. Long-Term Debt (Continued)

on July 15, 2012 and will be payable semi-annually on each January 15 and July 15, commencing July 15, 2007, to holders of record of the 2007 Notes on the immediately preceding January 1 or July 1. Pursuant to the 2007 Note Indenture, the Company may redeem the 2007 Notes in whole or in part at the applicable redemption price, which in each of the first four years is equal to a de-escalating premium over par, plus accrued and unpaid interest to the redemption date, as set forth in the 2007 Notes. The 2007 Note Indenture provides the holders of the 2007 Notes with the right to require the Company to repurchase the 2007 Notes at a repurchase price equal to the then applicable redemption price plus accrued and unpaid interest upon a change of control of the Company (as defined in the 2007 Note Indenture). The 2007 Note Indenture does not provide for a sinking fund with respect to the 2007 Notes. The 2007 Notes Indenture contains customary provisions that may result in an event of default, after notice and expiration of a cure period in certain circumstances, and acceleration of the indebtedness thereunder, including failure to timely pay principal and interest on the 2007 Notes or comply with the covenants set forth in the 2007 Note Indenture.

The 2007 Note Indenture contains various covenants including, among other things, covenants limiting the incurrence of indebtedness and restricting certain payments, limiting restrictions on the ability of subsidiaries to make distributions to the Company, limiting sales of assets and subsidiary stock and the entry into affiliate transactions, as well as provisions governing merger and change of control transactions. The Company may be required under certain circumstances to offer to repurchase 2007 Notes with the proceeds of certain asset sales. Upon a change of control transaction, holders of 2007 Notes may require the Company (subject to certain exceptions) to repurchase 2007 Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest. The 2007 Notes will automatically become due and payable without notice upon the occurrence of an event of default involving insolvency or bankruptcy of the Company or certain of its subsidiaries. In addition, upon the occurrence and during the continuation of any other event of default under the 2007 Note Indenture, by notice given to the Company, the 2007 Note Trustee or holders of at least 25% in principal amount of the 2007 Notes may declare the principal of and accrued and unpaid interest on all the 2007 Notes to be immediately due and payable.

2006 Notes

In connection with the Plan, on July 18, 2006, the Company entered into the 2006 Notes Indenture with respect to the issuance on such date of the Company's 13% Senior Subordinated Notes due 2010 (the "2006 Notes") in an aggregate principal amount of $34.97 million. Pursuant to SFAS 15, *Accounting for Debtors and Creditors for Trouble Debt Restructuring*, on July 18, 2006 the 2006 Notes were recorded at aggregate principal plus interest to maturity of $20.1 million or a total of $55.1 million. On July 16, 2007 the entire $39.6 million aggregate principal amount of 2006 Notes then outstanding were redeemed in accordance with the 2006 Note Indenture, for an aggregate redemption price of $20 million plus accrued interest thereon from July 18, 2006 in the amount of $2.6 million and the difference between this of $22.6 million and $55.1 million, or $32.5 million, was recognized as a gain on extinguishment of debt.

Amended 2004 Notes

As of December 31, 2007, the Company had $339.3 million aggregate principal amount of 11.85% (formerly 11⅝%) Senior Secured Notes due 2009 (the "Amended 2004 Notes") outstanding. The Amended 2004 Notes accrued payment-in-kind interest at the rate of 11⅝% from the date of issuance

6. Long-Term Debt (Continued)

until July 18, 2006, on which date the interest rate was increased by .225% to 11.85% in accordance with the Plan. Such incremental interest rate increase of .225% also accrues as payment-in-kind interest. The Amended 2004 Notes mature on June 15, 2009 and interest is payable semi-annually on each June 15 and December 15.

The Amended 2004 Notes are secured on a first-priority basis by a security interest in our real property, fixtures, equipment, intellectual property and other assets other than the second-priority collateral and on a second-priority basis by a security interest in substantially all our inventory, receivables and deposit accounts, 100% of the capital stock of or other equity interests in existing and future domestic subsidiaries and foreign subsidiaries that are note guarantors, 65% of the capital stock of or other equity interests in existing and future first-tier foreign subsidiaries that are not note guarantors, investment property and certain other assets of the Company and the note guarantors. The Amended 2004 Notes are guaranteed by the Company's existing and future domestic restricted subsidiaries and certain foreign subsidiaries.

On or after December 15, 2007, the Company may redeem some or all of the Amended 2004 Notes at the following redemption prices (expressed as percentages of the sum of the principal amount plus accrued and unpaid interest); 108.719% if redeemed on or after December 15, 2007 and prior to June 15, 2008; 105.813% if redeemed on or after June 15, 2008 and prior to December 15, 2008; 102.906% if redeemed on or after December 15, 2008 and prior to June 15, 2009; and 100.000% if redeemed on June 15, 2009.

2004 Notes

As of December 31, 2007, the Company had $7.8 million of 11.35% (formerly 11⅛%) Senior Secured Discount Notes due 2009 (the "2004 Notes") outstanding. The 2004 Notes accreted at the rate of 11⅛% from the date of issuance until July 18, 2006, on which date the interest rate was increased by .225% to 11.35% in accordance with the Plan. The 2004 Notes accreted at the rate of 11.35% until December 15, 2006 to an aggregate principal amount of $1,000.88 per $1,000 stated principal amount. Commencing on December 15, 2006, interest on the 2004 Notes began accruing at the rate of 11.35% with such incremental interest rate increase of .225% accruing as payment-in-kind interest and the remaining 11⅛% payable in cash semiannually on June 15 and December 15, commencing on June 15, 2007. The 2004 Notes mature on June 15, 2009.

The 2004 Notes are secured by a first-priority security interest in the first-priority note collateral and a second-priority security interest in the second-priority note collateral. The 2004 Notes are guaranteed by the Company's existing and future domestic restricted subsidiaries and certain foreign subsidiaries.

On or after June 15, 2007, the Company may redeem some or all of the 2004 Notes at the following redemption prices (expressed as percentages of the sum of the principal amount plus accrued and unpaid interest): 105.563% if redeemed on or after June 15, 2007 and prior to June 15, 2008; 102.781% if redeemed on or after June 15, 2008 and prior to June 15, 2009; and 100.00% if redeemed on June 15, 2009.

6. Long-Term Debt (Continued)

2003 Notes

As of December 31, 2007, the Company had $250 million of 11⅛% Senior Secured Notes due 2009 (the "2003 Notes") outstanding. The 2003 Notes accrued interest from the date of issuance through September 30, 2006 at the rate of 11⅛% and will continue to accrue interest at such rate through the date of maturity. The 2003 Notes mature on September 1, 2009 and interest is payable in cash semiannually on each March 1 and September 1. On July 18, 2006, in accordance with the Plan, the Company paid to the trustee with respect to the 2003 Notes, for further distribution to the holders thereof, an aggregate cash payment of $18.5 million, $14.5 million of which represented the interest payment due on March 1, 2006 plus interest on such unpaid interest and the balance of which was a $4 million consent fee.

The 2003 Notes rank equally with the Company's existing and future senior debt and rank senior to its existing and future subordinated indebtedness, including the 2006 Notes. The 2003 Notes are secured by a second priority security interest in both the first priority note collateral and the second priority note collateral. The 2003 Notes are guaranteed by some of the Company's subsidiaries.

On or after June 1, 2007, the Company may redeem some or all of the 2003 Notes at the following redemption prices (expressed as a percentage of the sum of the principal amount plus accrued and unpaid interest): 105.563% if redeemed on or after June 1, 2007 and prior to June 1, 2008; 102.781% if redeemed on or after June 1, 2008 and prior to June 1, 2009; and 100% if redeemed on or after June 1, 2009.

Interest Expense

Interest expense—current and long-term debt in the statement of operations for 2007, 2006 and 2005 are as follows (in thousands):

	2007	2006	2005
Interest expense accrued, net	$81,401	$75,044	$109,038
Recurring amortization of financing fees	5,839	4,613	5,256
TOTAL	$87,240	$79,657	$114,294
Cash interest payments	$41,464	$41,748	$ 60,890

The Company capitalized interest on capital projects of $1.2 million, $0.9 million and $0.6 million in 2007, 2006 and 2005, respectively. Interest expense accrued, net for 2006 includes interest for the two days prior to the bankruptcy filing for our 2000/2002 Notes as these notes were impaired for bankruptcy proceedings, plus interest on the December 1, 2005 unpaid interest payment through January 2, 2006.

7. Leases

Capital Leases The Company has acquired certain land, building, machinery and equipment under capital lease arrangements that expire at various dates through 2022. At December 31, the gross

7. Leases (Continued)

amounts of plant and equipment and related accumulated depreciation recorded under capital leases were as follows (in thousands):

	2007	2006
Land and building	$ 8,424	$ 4,322
Machinery and equipment	13,115	12,265
Total assets held under capital leases	21,539	16,587
Less: accumulated depreciation	(5,258)	(2,598)
	$16,281	$13,989

In March 2007, the Company recorded a capital lease of $2 million for a warehouse facility adjacent to its production facility in Chippewa Falls, Wisconsin in its Engineered Films segment.

In June 2007, the Company recorded a capital lease of $2.4 million on its production facility in Bloomington, Indiana in its Engineered Films segment.

In November 2006, the Company renegotiated the terms of two capital leases and one operating lease. The new lease agreement was recorded as a capital lease with an incremental $7.4 million recorded as machinery and equipment.

Amortization expense associated with capital leases is included in depreciation expense.

Operating Leases The Company has non-cancelable operating leases, primarily for vehicles, equipment, warehouse, and office space that expire through 2017, as well as month-to-month leases. The total expense recorded under all operating lease agreements in the accompanying consolidated statements of operations is approximately $6.7 million, $10.6 million, and $11.2 million, for the years ended December 31, 2007, 2006 and 2005, respectively. Future minimum lease payments under operating leases and the present value of future minimum capital lease payments (with interest rates between 8.9% and 37%) as of December 31, 2007 are as follows (in thousands):

Year Ending December 31	Operating Leases	Capital Leases
2008	$ 4,195	$ 3,337
2009	3,600	3,301
2010	1,963	3,327
2011	1,387	3,169
2012	1,027	2,116
Thereafter	1,262	11,328
Total minimum lease payments	$13,434	$ 26,578
Amounts representing interest		(13,691)
Present value of net minimum capital lease payments		$ 12,887

8. Income Taxes

The components of income (loss) from continuing operations before income taxes for the years ended December 31 are as follows (in thousands):

	2007	2006	2005
United States	$(13,090)	$186,530	$ (99,739)
Foreign	(2,053)	(1,444)	(10,114)
Total	$(15,143)	$185,086	$(109,853)

The following is a summary of domestic and foreign provisions for current and deferred income taxes and a reconciliation of the U.S. statutory income tax rate to the effective income tax rate.

The provisions (benefits) for income taxes for the years ended December 31, are as follows (in thousands):

	2007	2006	2005
Current:			
Federal	$ —	$ —	$ —
State	259	79	77
Foreign	1,250	2,273	1,035
Total current	1,509	2,352	1,112
Deferred:			
Federal	(2,175)	(2,467)	(10)
State	(1,101)	945	(18)
Foreign	(1,892)	(821)	933
Total deferred	(5,168)	(2,343)	905
Total income tax expense(benefit)	(3,659)	$ 9	$2,017

8. Income Taxes (Continued)

The effective income tax rate reconciliations for the years ended December 31, are as follows (in thousands):

	2007	2006	2005
Income (loss) from continuing operations before income taxes	$(15,143)	$ 185,086	$(109,853)
Expected income tax provision (benefit) at U.S. statutory rate of 35%	(5,300)	64,780	(38,448)
Increase (decrease) resulting from:			
Cancellation of debt income	(11,378)	(137,783)	—
Loss of NOL carry forward on cancellation of debt income	1,216	61,848	—
Financial reorganization expenses	329	22,322	—
Goodwill	—	38,157	—
Accrued dividends on preferred stock	—	95	14,272
State taxes	(3,744)	7,451	(2,307)
Change in valuation allowances	20,704	(64,303)	24,396
Foreign rate difference	(1,498)	532	2,441
Interest on 2006 notes	(491)	—	—
Loss on dissolution of subsidiary	(4,911)	—	—
Other, net	1,414	6,910	1,663
Total income tax expense	$ (3,659)	$ 9	$ 2,017
Effective income tax rate	24.2%	0.0%	1.8%

8. Income Taxes (Continued)

Components of net deferred income tax assets and liabilities as of December 31, are as follows (in thousands):

	2007	2006
Deferred income tax assets:		
Net operating loss carry forwards	$ 99,364	$ 73,673
AMT and foreign tax credit carry forwards	4,713	4,755
Accrued pension costs	3,002	6,163
Accrued employee benefits	6,078	7,238
Accrued plant closing costs	426	382
Allowance for doubtful trade accounts receivable	955	1,125
Inventory related costs	779	676
Deferred tax asset related to FIN48	2,636	—
Other	961	4,216
	118,914	98,228
Valuation Allowance	(56,702)	(33,305)
Total deferred income tax assets	62,212	64,923
Deferred income tax liabilities:		
Tax depreciation in excess of book depreciation	(60,393)	(69,058)
Amortization of intangibles	(6,322)	(6,700)
Other	(4,515)	(6,698)
Total deferred income tax liabilities	(71,230)	(82,456)
Net deferred income tax liability	$ (9,018)	$(17,533)
As reported on consolidated balance sheets:		
Net current deferred income tax asset	$ 9,145	$ 13,754
Net non-current deferred income tax liability	(18,163)	(31,287)
Net deferred income tax liability	$ (9,018)	$(17,533)

8. Income Taxes (Continued)

In 2007, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" which clarifies the application of FAS 109 by prescribing the minimum threshold a tax position must meet before being recognized in the financial statements. Under FIN 48, the financial statement effect of a tax position is initially recognized when it is more likely than not the position will be sustained upon examination. A tax position that meets the "more likely than not" recognition threshold is initially and subsequently measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement with the taxing authority.

As a result of adopting FIN 48, we recognized a $0.7 million decrease in other liabilities for unrecognized tax benefits and a corresponding cumulative effect adjustment to Retained earnings.

A reconciliation of the total of unrecognized tax benefits at the beginning and end of the year is as follows:

(DOLLARS IN THOUSANDS)	
Balance of unrecognized benefits at January 1, 2007	$2,163
Gross amount of increases in unrecognized tax benefits as a result of positions taken during a prior year	373
Gross amount of increases in unrecognized tax benefits as a result of positions taken during the current year	227
The amounts of decreases in unrecognized benefits relating to settlements with taxing authorities	—
Reduction in unrecognized tax benefits due to the lapse of applicable statute of limitation	—
Balance of unrecognized tax benefits at December 31, 2007	2,763

All of our unrecognized tax benefits at December 31, 2007 would affect the effective tax rate if recognized. The tax years 2004-2007 remain open to examination by major United States taxing jurisdictions to which we are subject. In addition, for all tax years prior to 2004 generating an NOL, tax authorities can adjust the amount of the NOL to the extent it is utilized or reported in an open year.

The Canadian Revenue Agency (CRA) is scheduled to commence an examination of the Company's subsidiary Pliant Packaging of Canada LLC income tax returns for 2004 to 2006 in the first quarter of 2008. As of March 1, 2008 the CRA has not begun its procedures so no proposed adjustments have been made. Management cannot estimate a range of the reasonably possible change, but the Company does not anticipate any adjustment would result in a material change to its financial position.

Also as a result of FIN 48 we recognized a deferred tax asset of approximately $2.6 million. Due to uncertainty regarding realization a valuation allowance of approximately $2.6 million has been recorded to deferred tax asset related of FIN 48.

We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. At December 31, 2007, we had accrued approximately $0.7 million of interest and $0.4 million of penalties related to certain tax positions, respectively.

8. Income Taxes (Continued)

The net operating loss carry forwards for federal tax purposes are approximately $228.9 million. These losses expire in 2021 through 2027. Due to uncertainty regarding realization, valuation allowances of approximately $29.4 million and $13.6 million in 2007 and 2006 respectively have been recorded to offset the deferred tax asset related to the federal net operating losses.

The net operating loss carry forward for state tax purposes are approximately $12.6 million. These losses expire in 2010 through 2027. Due to uncertainty regarding realization, a valuation allowance of approximately $7.1 million ($4.6 million, net of federal income tax) in 2007 has been recorded to offset the deferred tax asset related to the net operating losses.

The alternative minimum tax credit carry forwards for federal tax purposes are approximately $1.2 million. These credits do not expire but are limited to the extent that the regular tax liability for a future year exceeds the tentative minimum tax for the year. Due to uncertainty regarding realization, a valuation allowance of approximately $1.2 million has been recorded to offset the deferred tax asset related to the alternative minimum tax credit.

The charitable contributions deduction carry forwards for federal and state tax purposes are approximately $0.4. Due to uncertainty regarding realization, a valuation allowance of approximately $0.2 has been recorded to offset the deferred tax asset related to the charitable contributions deductions.

U.S. pension expenses of approximately $8.8 million net of deferred tax assets of approximately $3.4 million have been charged to Other Comprehensive Income. Due to uncertainty regarding realization of the deferred tax assets, a valuation allowance of approximately $3.4 million has been recorded to Other Comprehensive Income to offset the deferred tax asset.

The net operating loss carry forwards for Mexican tax purposes are approximately $39.4 million. These losses expire in 2012 through 2017. Due to uncertainty regarding realization, a valuation allowance of approximately $11.2 million has been recorded to offset the deferred tax asset related to the net operating losses in Mexico.

Pliant Mexico incurred Asset Taxes of approximately $0.5 million in 2007 that have been recorded as prepaid taxes since they may be refunded due to constitutional challenges or applied against future income tax liabilities. Due to uncertainty regarding realization, a valuation allowance of approximately $0.5 million has been recorded to offset the prepayments.

The foreign tax credit carry forwards for federal tax purposes are approximately $3.6 million expiring in 2010 through 2011. Due to uncertainty regarding realization, valuation allowances of approximately $3.6 million for 2007 and 2006 has been recorded to offset the deferred tax asset related to the foreign tax credits.

Undistributed earnings of foreign subsidiaries amounted to approximately $30.1 million as of December 31, 2007. Approximately $18.1 million is considered to be permanently invested and $12.0 million may be distributed in future years. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes payable to foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability, related to the amount considered permanently invested, is not practicable because of the complexities associated with the calculation.

9. Employee Benefit Plans

Defined Contribution Plan The Company sponsors a salary deferral plan covering substantially all of its non-union domestic employees. Plan participants may elect to make voluntary contributions to this plan up to 15% of their compensation. The Company matches employee contributions up to 3% of the participants' compensation. The Company expensed approximately $2.4 million, $2.4 million and $2.2 million as its contribution to this plan for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, the Company sponsors salary deferral plans for its Canadian employees consistent with local practices and regulations. The Company expensed $0.2 million in 2007 and $0.1 million in 2006 and 2005 as its contributions to these plans.

Defined Benefit Plans The Company sponsors three noncontributory defined benefit pension plans (the "United States Plans") covering domestic employees with 1,000 or more hours of service. The Company funds its plans in amounts to fulfill the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to not only provide for benefits attributed to service to date but also for those expected to be earned in the future. In the second quarter of 2004, the Company redesigned its retirement programs which led to the curtailment and "freeze" of the pension plan for U.S. salaried employees effective June 30, 2004. The Company also sponsors two defined benefit plans in Canada ("Canadian Plans") and one defined benefit plan in Germany (the "Germany Plan").

Total net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 includes the following components (in thousands):

	2007	2006	2005
United States Plans			
Service cost-benefits earned during the period	$ 402	$ 445	$ 421
Interest cost on projected benefit obligation	5,131	5,050	4,837
Expected return on assets	(6,271)	(5,397)	(5,213)
Curtailment loss	28	53	—
Other	133	269	124
Net periodic benefit cost	$ (577)	$ 420	$ 169
Canadian Plans			
Service cost-benefits earned during the period	$ 284		
Interest cost on projected benefit obligation	310		
Expected return on assets	(412)		
Net periodic benefit cost	$ 182		
Germany Plan			
Service cost-benefits earned during the period	$ 178	$ 158	$ 127
Interest cost on projected benefit obligation	157	129	121
Actuarial loss	10	6	—
Net periodic benefit cost	$ 345	$ 293	$ 248

9. Employee Benefit Plans (Continued)

Employer Contributions	
2008 Expected to plan trusts	$ 4,605
Expected Benefit Payments	
2008	$ 3,631
2009	3,858
2010	4,075
2011	4,329
2012	4,621
2013-2017	28,264

	2007	2006	2005
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost			
Discount rate:			
U.S. Plans	6.00%	6.00%	5.75%
Canadian Plans	5.00%		
Germany Plan	5.25%	4.5%	4.5%
Expected rate of return on plan assets:			
U.S. Plans	9.00%	9.00%	9.00%
Canadian Plans	6.50%		
Rate of compensation increase (non-union plans):			
U.S. Plans	4.00%	4.00%	4.00%
Canadian Plans	3.50%		
Germany Plan	1.75%	1.75%	1.75%

Expected Rate of Return Assumption

The rate of investment return assumption was developed through analysis of historical market returns, current market conditions, and the fund's past experience. Estimates of future market returns by asset category are lower than actual long-term historical returns in order to generate a conservative forecast.

Investment Strategy

The Company's investment portfolio contains a diversified blend of equity and debt securities. Furthermore, equity investments are diversified across domestic and international stocks as well as large and small capitalizations. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews. The target allocation of equity securities is 58% of the plan

9. Employee Benefit Plans (Continued)

assets. The target allocation of debt and other securities is 42% of the plan assets. As of December 31, 2007 and 2006, the actual allocation of plan assets are as follows:

	2007	2006
Equity Securities	48%	66%
Debt Securities	45%	34%
Other	7%	—%
	100%	100%

Measurement date

Pliant uses a measurement date of December 31 for its pension plans. The following tables set forth the funded status of the United States Plans, the Canadian Plans, and the Germany Plan as of December 31, 2007 and 2006 and the amounts recognized in the consolidated balance sheets at those dates (in thousands):

United States Plans:

	2007	2006
Change in benefit obligation:		
Obligation at January 1	$86,806	$87,173
Service cost	402	445
Interest cost	5,131	5,050
Curtailments	—	(1,157)
Actuarial gain	(4,034)	(1,611)
Benefits paid	(3,264)	(3,094)
Plan Amendment	33	—
Obligation at December 31	$85,074	$86,806
Change in plan assets:		
Fair value of assets at January 1	$67,487	$59,132
Actual return on plan assets	3,334	6,025
Employer contributions	6,147	5,424
Benefit payments	(3,264)	(3,094)
Fair value of plan assets at December 31	$73,704	$67,487
Underfunded status at December 31	$11,370	$19,319

Amounts recognized in the balance sheet consist of (in thousands):

	2007	2006
Other liabilities	$11,370	$19,319
Accumulated other comprehensive income, net of taxes of $0 and $840	(8,479)	(8,865)

9. Employee Benefit Plans (Continued)

The projected benefit obligation, accumulated benefit obligation, and fair value of assets for plans with an accumulated benefit obligation in excess of plan assets were as follows (in thousands):

	2007	2006
Projected benefit obligation	$85,074	$86,806
Accumulated benefit obligation	85,074	86,806
Fair value of Assets	73,704	67,487
Weighted-Average Assumptions Used to Determine Benefit Obligations as of December 31		
Discount rate	6.29%	6.00%
Rate of Compensation increase	4.00%	4.00%

Canadian Plans:

	2007
Change in benefit obligation:	
Obligation at January 1	$5,492
Service cost	284
Interest cost	310
Plan participants' contributions	22
Actuarial (gain) loss	(176)
Benefits paid	(264)
Changes due to exchange rate	965
Obligation at December 31	$6,633
Change in plan assets:	
Fair value of assets at January 1	$5,657
Actual return on plan assets	93
Employer contributions	482
Plan participants' contributions	22
Benefit payments	(264)
Changes due to exchange rate	1,003
Fair value of plan assets at December 31	$6,993
Overfunded status at December 31	$ 360

Amounts recognized in the balance sheet consist of (in thousands):

	2007
Other assets	$1,008
Other liabilities	728
Accumulated other comprehensive income	(153)

9. Employee Benefit Plans (Continued)

The projected benefit obligation, accumulated benefit obligation, and fair value of assets for plans with an accumulated benefit obligation in excess of plan assets were as follows (in thousands):

	2007
Projected benefit obligation	$4,157
Fair value of Assets	3,429
Weighted-Average Assumptions Used to Determine Benefit Obligations as of December 31	
Discount rate	5.2%
Rate of Compensation increase	3.5%

Germany Plan:

	2007	2006
Change in benefit obligation:		
Obligation at January 1	$3,366	$2,407
Service cost	178	158
Interest cost	157	129
Benefits paid	(54)	(38)
Actuarial (gain)/loss	(346)	428
Change due to exchange rate	375	282
Obligation at December 31	$3,676	$3,366
Fair value of plan assets at December 31	—	—
Underfunded status at December 31	$3,676	$3,366

Amounts recognized in the balance sheet consist of (in thousands):

	2007	2006
Other liabilities	$ 3,676	$ 3,366
Accumulated other comprehensive income	(195)	(484)

	2007	2006
Weighted-Average Assumptions Used to Determine Benefit Obligations as of December 31		
Discount rate	5.25%	4.5%
Rate of Compensation increase	1.75%	1.75%

The cash surrender value of life insurance policies for Germany Plan participants included in other assets in the consolidated balance sheets is approximately $1.1 million as of December 31, 2007 and 2006.

Other Foreign Plans Employees in Australia and Mexico are covered by various post employment arrangements consistent with local practices and regulations. Such obligations are not significant and are included in the consolidated financial statements in other liabilities.

9. Employee Benefit Plans (Continued)

Other Domestic Plans As part of the acquisition of Blessings Corporation in 1998, the Company assumed two supplemental retirement plans covering certain former employees of Blessings Corporation. The liability for these plans at December 31, 2007 and 2006 was approximately $1.8 million and $2.0 million, respectively, of which $0.2 million is in current liabilities at December 31, 2007 and $1.6 million and $2.0 million in other liabilities at December 31, 2007 and 2006, respectively. This liability was frozen at the time of the acquisition. The amount of unrecognized actuarial losses for these plans included in accumulated other comprehensive income at December 31, 2007 and 2006 was $0.3 million and $0.4 million, respectively.

Accumulated Other Comprehensive Income The following summarizes the changes in net unrecognized pension benefit costs included in accumulated other comprehensive income as of December 31, 2007.

	2007
Change in unrecognized pension benefit costs:	
Net unrecognized actuarial losses at January 1	$(9,361)
Actuarial gains in current period	728
Amortization of net actuarial losses	89
Changes due to exchange rates	(45)
Net unrecognized actuarial losses at December 31	(8,589)
Net unrecognized prior service cost at January 1	(365)
Prior service cost in current period	(298)
Amortization of prior service costs	64
Curtailment effects	28
Net unrecognized prior service cost at December 31	(571)
Net unrecognized pension benefit costs	$(9,160)

The prior service cost and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during 2008 is $64, and $67, respectively.

10. Redeemable Stock

Among the transactions effected pursuant to the Plan, as of July 18, 2006 the Company (i) extinguished its Series B Redeemable Preferred Stock, no par value ("Series B Preferred Stock"), (ii) issued 335,592 shares of Series AA Redeemable Preferred Stock, par value $.01 per share ("Series AA Preferred Stock") and 100,003 shares of Common Stock, par value $.01 per share ("Common Stock") and (iii) entered into a Stockholders Agreement dated July 18, 2006 (the "Stockholders' Agreement") with respect to the Common Stock and a Registration Rights Agreement dated July 18, 2006 (the "Registration Rights Agreement") with respect to the Series AA Preferred Stock. In addition, on July 18, 2006, the Company's Deferred Cash Incentive Plan (the "Cash Plan") and 2006 Restricted Stock Incentive Plan (the "Stock Plan") became effective.

10. Redeemable Stock (Continued)

The Stockholders' Agreement provides for certain restrictions on transfer of the Common Stock and requires that all transferees of Common Stock become a party to the Stockholders' Agreement. The Stockholders' Agreement also grants to certain holders of Common Stock the right to purchase their pro rata share of any new equity securities issued by the Company, subject to exceptions for acquisitions, management equity and certain other transactions. The Stockholders' Agreement also contains "drag-along rights" that require all holders of Common Stock to participate in and vote in favor of certain sales of the Company approved by the Board of Directors and certain holders of Common Stock.

The Registration Rights Agreement provides that, at any time after the ninth month and prior to July 18, 2008, certain holders of the Series AA Preferred Stock can require Pliant to register an underwritten public offering of the Series AA Preferred Stock.

Common Stock On July 18, 2006, the Company issued 100,003 shares of Common Stock. In May 2000 the Company recapitalized its Old Common Stock, defined below, and entered into employment agreements with certain of its executive officers serving at that time, which established repurchase rights and put options for shares held by these executive officers following the recapitalization. These executive officers are no longer employees of the Company.

On February 14, 2007, the Company entered into a settlement agreement with Mr. Richard P. Durham, a former executive officer, whereby the Company agreed to pay, and has paid, cash consideration of $3,500,000 to Mr. Durham and his affiliates and a note issued by Mr. Durham and his affiliates to the Company has been cancelled. This $3,500,000 settlement amount was accrued in other current liabilities as of December 31, 2006. Mr. Durham and his affiliates also agreed to relinquish any and all right to receive a distribution under the Plan with respect to 4,833 shares of our previously existing common stock ("Old Common Stock") that had been pledged to secure the note. Mr. Durham and his affiliates further agreed that the 18,200 shares of Old Common Stock, 1,232 shares of our previously existing preferred stock ("Old Preferred Stock") and warrants for 1,250.48 shares of Old Common Stock described in the July 9, 2002 repurchase notice sent by Durham to the Company were cancelled pursuant to the Plan and that no distribution would be made pursuant to the Plan in respect of such securities.

On February 6, 2007, the Company entered into a settlement agreement with Mr. Scott K. Sorensen, a former executive officer, whereby Mr. Sorensen agreed to pay the Company $375,000 and relinquish all right and title to 7,423 shares of Old Common Stock to the Company, including any right to receive distributions under the Plan relating to those shares. In exchange, the Company cancelled a promissory note, dated May 31, 2000, issued by Mr. Sorenson to the Company.

On February 6, 2007, the Company entered into a settlement agreement with Mr. Ronald G. Moffitt, a former executive officer, whereby Mr. Moffitt agreed to pay the Company $125,000 and relinquish all right and title to 3,457 shares of Old Common Stock to the Company, including any right to receive distributions under the Plan relating to those shares. In exchange, the Company cancelled the two promissory notes, each dated May 31, 2000, issued by Mr. Moffitt to the Company.

On September 8, 2003, the Company entered into a separation agreement with Mr. Jack E. Knott, a former executive officer. As of the date of the separation agreement, Mr. Knott owned 232 shares of the Company's Old Common Stock, 6,458 performance-vesting shares (of which 1,291 had vested), 1,292 time-vested shares, options to purchase 8,902 shares of the Company's Old Common Stock and

10. Redeemable Stock (Continued)

229 shares of its Old Preferred Stock. The Company cancelled 5,167 unvested performance vesting shares owned by Mr. Knott against a note receivable from Mr. Knott for $2.5 million. Pursuant to the terms of the severance agreement, and in addition to the benefits payable to Mr. Knott following a termination without cause under the terms of his employment agreement with the Company, the Company agreed to extend the termination date of his right to exercise his vested options to acquire 8,902 shares of Old Common Stock until August 22, 2005; not to exercise its rights to redeem the Old Common Stock, vested performance-vesting shares, time-vested shares and preferred stock owned by him until the earlier of a transaction consisting of a sale of the Company or August 22, 2005; and to pay him a cash payment of $50,000.

On April 21, 2001, the Company amended the terms of Mr. Knott's promissory note issued in connection with his purchase of stock in 2000. Further, Mr. Knott's note was modified to remove the full recourse provisions and modify the related pledge agreement. As a result of this amendment, the Company's recourse with respect to Mr. Knott's promissory note was limited to the shares of Old Common Stock held by Mr. Knott (the "Knott Pledged Shares"). On November 2, 2007, the Company cancelled the non-recourse promissory note issued by Mr. Knott due to the fact that the Knott Pledged Shares had been extinguished pursuant to the Plan and Mr. Knott was no longer entitled to receive a distribution under the Plan on account of the Knott Pledged Shares. This action did not affect Mr. Knott's ownership of old Preferred Stock, which he exchanged in accordance with the terms of the Plan.

Series AA Preferred Stock In connection with the Plan, on July 18, 2006, the Company issued approximately 335,600 shares of Series AA Preferred Stock. Except for certain circumstances which require their consent, the holders of Series AA Preferred Stock do not have voting rights, but do have the right to elect 2 out of the 7 members of the Company's Board of Directors.

Holders of shares of the Series AA Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, dividends at the rate of 13% per year on the Stated Value (as hereinafter defined) of each share of Series AA Preferred Stock. Dividends on the Series AA Preferred Stock are cumulative from the date of issue, accrue, whether or not they have been declared, quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The "Stated Value" of each share of Series AA Preferred Stock is equal to $1,000 per share plus accumulated and unpaid dividends for quarterly periods ending on or prior to the date of determination minus any distributions (other than dividends not otherwise added to the Stated Value) made with respect to such Series AA Preferred Stock.

The Company may not declare, pay or set aside for payment any dividends on the Common Stock unless it has paid or declared and set aside for payment full cumulative dividends on the shares of Series AA Preferred Stock.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series AA Preferred Stock will be entitled to a liquidation preference over the holders of Common Stock equal to the Stated Value of each share of Series AA Preferred Stock plus accrued and unpaid dividends thereon. The Series AA Preferred Stock is redeemable at the option of the Company at any time, in whole or in part, at an amount equal to the Stated Value thereof plus accrued and unpaid dividends thereon. The Series AA Preferred Stock is convertible into the Company's other equity securities. If the Series AA Preferred Stock has not been redeemed or repurchased by July 18, 2011, the holders of at least 40% of the outstanding shares of Series AA Preferred Stock shall have the right

10. Redeemable Stock (Continued)

to cause all of the outstanding class of Series AA Preferred Stock to be converted into a number of shares of Common Stock equal to 99.9% of the number of fully diluted shares of Common Stock after giving effect to such conversion (excluding shares, if any, of Common Stock issued to stockholders of the other party to a merger qualifying for the "Merger Exception" as defined in our Amended and Restated Certificate of Incorporation).

Series M Preferred Stock On February 20, 2007, the Company issued 8,000 shares of Series M Preferred Stock, par value $.01 per share ("Series M Preferred Stock") to certain employees pursuant to the Company's Stock Plan. The Series M Preferred Stock, participates in the enterprise value of the Company upon a "liquidation event" or upon an 80% "redemption" of the shares of Series AA Preferred Stock or upon a public offering, to the extent the proceeds exceed $224.8 million. A participant's restricted Series M Preferred Stock vests monthly over a 36 month period beginning with the July 18, 2006 emergence from bankruptcy, or upon a liquidation event, redemption, or public offering; or upon certain terminations of employment within a limited period before an accelerated vesting event.

Upon receiving their awards in February 2007, participants purchased their shares of Series M Preferred Stock for $20 per share. The shares were issued for an aggregate purchase price of $160,000. At that time, the fair market value of the shares of Series M Preferred Stock (as determined by an appraisal by an independent appraisal firm), was $103 per share. Each participant made an election under Section 83(b) of the Internal Revenue Code to pay tax at that time on the $83 difference between those amounts; and the Company paid a bonus of $138 per share (the tax-grossed-up amount of the $83 difference) to each participant to enable the participant to pay such taxes. If a participant's employment terminates, his restricted shares that are not vested are forfeited (that is, repurchased by the company for the $20 per share that the participant paid for it). The Company may repurchase (other than from Mr. Bevis) restricted shares that were vested upon termination. Repurchase is at fair market value as of the date of termination if the repurchase occurs within 180 days of the termination of employment, otherwise at fair market value as of the date of the repurchase. Fifty percent of the repurchase price may be paid on a deferred basis in certain circumstances.

Dividends on the Series M Preferred Stock are paid only under certain circumstances, including redemption of shares of Series AA Preferred Stock, described in the Certificate of Incorporation. If those circumstances exist, dividends are required to be paid on the Series M Preferred Stock regardless of whether full cumulative dividends on the Series AA Preferred Stock have been paid or declared and set aside for payment.

Otherwise, upon a liquidation event or redemption of shares of Series AA Preferred Stock, the Series M Preferred Stock is redeemed for an amount equivalent to the participants' share of the Stock Plan's 8% share of the proceeds in excess of the $224.8 million hurdle amount (subject to certain adjustments). Upon a public offering the Series M Preferred Stock is converted to common stock.

Series A Preferred Stock On July 18, 2006, shares of Series A Preferred Stock were exchanged for shares of Series AA Preferred Stock.

Series B Preferred Stock Prior to emerging from bankruptcy, the Company had a 2004 Restricted Stock Incentive Plan pursuant to which it sold 720 shares of Series B Preferred Stock to its Chief Executive Officer and certain other officers in private transactions at $162 per share (the "2004 Restricted Stock Incentive Plan"). The Series B Preferred Stock was cancelled pursuant to the plan of

10. Redeemable Stock (Continued)

reorganization in the bankruptcy reorganization proceeding. As a condition to participating in the Stock Plan and the Cash Plan, participants were required to relinquish their rights under the 2004 Restricted Stock Incentive Plan.

11. Stock Option Plans

The Company formerly had a 2000 Stock Incentive Plan and a 2002 Stock Incentive Plan, both providing for the grant of awards which included restricted stock and stock options. Subject to a limited period to exercise options (which were not exercised by any named executive officer), all outstanding options under those plans were cancelled pursuant to the Company's Plan upon emergence from bankruptcy.

No options were granted under the 2002 plan. A summary of stock option activity under the 2000 plan is as follows:

	Option Share	Weighted Average Exercise Price
Outstanding at December 31, 2004	31,468	396.74
Granted	—	—
Exercised	—	—
Forfeited or cancelled	(4,282)	483.13
Outstanding at December 31, 2005	27,186	357.67
Granted	—	—
Exercised	—	—
Forfeited or cancelled	(27,186)	357.67
Exercisable at December 31, 2006	—	—

12. Commitments and Contingencies

Environmental Contingencies The Company's operations are subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters, and the generation, handling, storage, transportation, treatment, and disposal of waste materials, as adopted by various governmental authorities in the jurisdictions in which it operates. The Company makes every reasonable effort to remain in full compliance with existing governmental laws and regulations concerning the environment.

Royalty Agreements The Company has entered into royalty agreements (the "Royalty Agreements") for the right to use certain patents in the production of its Winwrap stretch film. The Royalty Agreements require the Company to pay the patent holder a fee of $.05 for each pound of Winwrap produced and $.10 per pound for each pound of coreless Winwrap produced. In 2006, the Company purchased these patents for $1.0 million. During the years ended December 31, 2006 and 2005, the Company paid and expensed royalties of $0.5 million and $1.7 million, respectively, under the Royalty Agreements.

Litigation On January 3, 2006, Pliant and ten subsidiaries filed for bankruptcy under the Bankruptcy Code in the Bankruptcy Court. The cases are being jointly administered under the caption "In re: Pliant Corporation, et al., Case No. 06-10001". Three of its subsidiaries with Canadian

12. Commitments and Contingencies (Continued)

operations commenced ancillary proceedings in a Canadian court to recognize the Chapter 11 bankruptcy proceedings as "foreign proceedings." The Company's operations in Mexico, Germany, and Australia were not included in the Chapter 11 filing.

On June 19, 2006, the Company filed the Plan with the Bankruptcy Court, which was approved by the Bankruptcy Court on June 23, 2006. On July 18, 2006 the Company consummated its reorganization through a series of transactions contemplated in the Plan and it filed with the Bankruptcy Court a notice announcing the effectiveness of the Plan.

As a consequence of the Company's commencement of these bankruptcy proceedings, substantially all pending claims and litigation against it in the United States and Canada were automatically stayed. These stays were lifted upon the Company's emergence from bankruptcy.

On November 28, 2007, the Bankruptcy Court entered a final decree closing the Chapter 11 bankruptcy cases of Uniplast Holdings, Inc., Pliant Corporation International, Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Pliant Investment, Inc., Alliant Company LLC and Uniplast Industries Co., with such closures effective as of November 28, 2007. The remaining cases are those involving Pliant Corporation, Pliant Solutions, Uniplast U.S., and Pliant Corporation of Canada Ltd. as debtor.

On August 30, 2005, Tredegar Film Products Corp. filed a complaint against the Company, Case No. 05 CH 14715 (Cook County, Illinois Circuit Court, Chancery Division). In this lawsuit, Tredegar seeks compensatory damages in excess of $30,000 and $2 million in punitive damages against the Company for alleged misappropriation and misuse of alleged Tredegar trade secrets related to the hiring by the Company of two former Tredegar employees. On May 2, 2006, Tredegar filed a First Amended Verified Complaint, which added several allegations but did not make any additional claims against the Company. The case is in the discovery stage.

The Company is involved in ongoing litigation matters from time to time in the ordinary course of its business. In the Company's opinion, none of such litigation is material to its financial condition or results of operations.

13. Operating Segments

Operating segments are components of the Company's business for which separate financial information is available that is evaluated regularly by its chief operating decision maker in deciding how to allocate resources and in assessing performance. This information is reported on the basis that it is used internally for evaluating segment performance.

The Company has four operating segments; Specialty Films, which manufactures personal care, medical and agricultural films; Printed Products, which produces printed rollstock, bags and sheets used to package food and consumer goods; Industrial Films segment, which manufactures stretch film used to bundle, unitize and protect palletized loads during shipping and storage and PVC films used by supermarkets, delicatessens and restaurants to wrap meat, cheese and produce; Engineered Films segment, which manufactures film for sale to converters of flexible packaging and a variety of barrier and customs film for smaller niche flexible packaging and industrial markets.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Sales and transfers between our segments are eliminated in consolidation. The Company evaluates the performance of its operating segments based on net sales

13. Operating Segments (Continued)

(excluding intercompany sales) and segment profit. The segment profit reflects income from continuing operations adjusted for interest expense, income taxes, depreciation, amortization, restructuring and other costs and other non-cash charges (principally the impairment of goodwill, intangible assets and fixed assets). The Company's operating segments are managed separately with separate management teams, because each segment has differing products, customer requirements, technology and marketing strategies.

Segment profit and segment assets as of and for the years ended December 31, 2007, 2006 and 2005 are presented in the following table (in thousands). Certain reclassifications have been made to the prior year amounts to be consistent with the 2007 presentation.

	Specialty Films	Printed Products	Industrial Films	Engineered Films	Corporate/ Other	Total
2007						
Net sales to customers	$205,693	$211,210	$317,110	$347,152	$ 15,759	$1,096,924
Intersegment sales	12,176	2,657	12,229	18,715	(45,777)	—
Total net sales	217,869	213,867	329,339	365,867	(30,018)	1,096,924
Depreciation and amortization	10,248	9,637	7,037	13,597	4,384	44,903
Interest expense	84	4,170	719	3,180	79,087	87,240
Segment profit (loss)	23,911	15,832	36,301	46,086	(25,535)	96,595
Segment total assets	145,705	137,680	117,056	218,945	56,593	675,979
Capital expenditures	9,916	7,563	4,418	13,405	8,163	43,465
2006						
Net sales to customers	$212,871	$230,953	$321,069	$385,729	$ 8,373	$1,158,995
Intersegment sales	11,282	3,103	16,485	14,448	(45,318)	—
Total net sales	224,153	234,056	337,554	400,177	(36,945)	1,158,995
Depreciation and amortization	9,306	9,599	6,917	11,196	3,612	40,630
Interest expense	16	5,341	412	1,815	72,344	79,928
Segment profit (loss)	28,145	20,834	31,799	51,482	(28,289)	103,971
Segment total assets	150,483	140,624	107,634	216,845	62,171	677,757
Capital expenditures	13,656	8,475	4,953	7,024	6,413	40,521
2005						
Net sales to customers	$195,210	$215,023	$306,984	$347,911	$ 7,712	$1,072,840
Intersegment sales	3,912	2,743	15,707	7,843	(30,205)	—
Total net sales	199,122	217,766	322,691	355,754	(22,493)	1,072,840
Depreciation and amortization	8,548	10,140	6,740	10,589	4,521	40,538
Interest expense	—	7,555	391	867	146,259	155,072
Segment profit (loss)	27,621	24,099	26,608	42,922	(29,255)	91,995
Segment total assets	246,964	141,796	107,528	228,616	96,001	820,905
Capital expenditures	9,828	7,909	3,397	7,472	4,896	33,502

13. Operating Segments (Continued)

A reconciliation of the totals reported for the operating segments to the totals reported in the consolidated financial statements is as follows (in thousands):

	2007	2006	2005
Profit or Loss			
Total segment profit	$ 96,595	$ 103,971	$ 91,995
Depreciation and amortization	(44,903)	(40,630)	(40,538)
Impairment of fixed assets	—	(280)	—
Impairment of goodwill and intangible assets	—	(109,984)	—
Reorganization costs	(2,154)	(82,369)	(3,802)
Restructuring and other costs	(9,949)	641	(2,436)
Interest expense	(87,240)	(79,928)	(155,072)
Gain on extinguishment of debt	32,508	393,665	—
Income (loss) from continuing operations before income taxes	$(15,143)	$ 185,086	$(109,853)
Assets			
Total assets for reportable segments	$619,386	$ 596,817	
Other unallocated assets	56,593	80,940	
Total consolidated assets	$675,979	$ 677,757	

There were no sales to a single customer in 2007, 2006 or 2005 that was more than 10% of consolidated net sales. Net sales and long-lived assets of our US and foreign operations are as follows:

	2007	2006	2005
Net Sales			
United States	$ 897,111	$ 937,814	$ 868,875
Foreign countries(1)	199,813	221,181	203,965
Total	$1,096,924	$1,158,995	$1,072,840
Long-lived assets			
United States	271,263	255,622	
Foreign countries	40,493	48,821	
Total	$ 311,756	$ 304,443	
Total Assets			
United States	565,794	561,846	
Foreign countries	110,185	115,911	
Total	$ 675,979	$ 677,757	

(1) Foreign countries include Australia, Canada, Germany and Mexico, none of which individually represents 10% of consolidated net sales or long-lived assets.

14. Estimated Fair Value of Financial Instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In the case of cash and cash equivalents, accounts receivable and accounts payable, the carrying amount is considered a reasonable estimate of fair value. The fair value of fixed debt in 2007 and 2006 was obtained from market quotes. Fair value estimates are made at a specific point in time. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, interest rate levels, and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined or relied on with any degree of certainty. Changes in assumptions could significantly affect the estimates..

Below is a summary of the Company's financial instruments' carrying amounts and estimated fair values as of December 31, (in thousands):

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 7,258	$ 7,258	$ 4,199	$ 4,199
Accounts receivable	$124,336	$124,336	137,042	137,042
Total financial assets	$131,594	$131,594	$141,241	$141,241
Financial liabilities:				
Floating rate debt	$118,579	$118,579	$113,579	$113,579
Fixed rate debt	633,988	597,805	624,052	611,048
Accounts payable	93,178	93,178	81,231	81,231
Total financial liabilities	$845,745	$809,562	$818,862	$805,858

15. Related-Party Transactions

As of March 12, 2008, J.P. Morgan Partners (BHCA), L.P. or its affiliates ("JP Morgan") owned approximately 51.48% of the Company's outstanding Common Stock, and 12.51% of its outstanding Series AA preferred stock. CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity professionals of J.P. Morgan Partners, LLC, serves as an investment advisor to JP Morgan as to its investment in the Company.

The Company entered into a Consulting Agreement with NB Consulting Group, LLC, effective as of March 1, 2006, under which the NB Consulting Group provides certain consulting services to the Company, as described in that agreement (the "Consulting Agreement") through September 2007. The Consulting Agreement is no longer in effect, and NB Consulting Group, LLC no longer provides the Company with any services. Nathalie Bevis, Principal and Chief Executive Officer of NB Consulting Group, is the spouse of Harold C. Bevis, the Company's President and Chief Executive Officer. Pursuant to the Agreement, NB Consulting Group was paid $86.54/hour for performance of such services, and did not receive more than $180,000 on an annual basis. As Principal and Chief Executive Officer of NB Consulting Group, Mrs. Bevis derived benefit from this Agreement.

16. Accumulated Other Comprehensive Income/(Loss)

The components of accumulated other comprehensive income/(loss) as of December 31, were as follows (in thousands):

	2007	2006
Net unrecognized pension benefit costs, net of taxes of $0 and $840	$ (9,160)	$ (9,726)
Foreign currency translation adjustments	(3,318)	(8,520)
Accumulated other comprehensive income/(loss)	$(12,478)	$(18,246)

17. Condensed Consolidating Financial Statements

The following condensed consolidating financial statements present, in separate columns, financial information for (i) Pliant (on a parent only basis) with its investment in its subsidiaries recorded under the equity method, (ii) guarantor subsidiaries (as specified in the Indenture dated as of May 30, 2003, as amended (the "2003 Indenture") relating to the 2003 Notes, the First Supplemental Indenture with respect to the Amended and Restated Indenture relating to the 2004 Notes and the Amended 2004 Notes and the 2007 Notes Indenture relating to the 2007 Notes (the 2003 Indenture, the Amended and Restated Indenture, as amended by the First Supplemental Indenture, and the 2007 Notes Indenture, collectively, the "Indentures") on a combined basis, with any investments in non-guarantor subsidiaries specified in the Indentures recorded under the equity method, (iii) direct and indirect non-guarantor subsidiaries on a combined basis, (iv) the eliminations necessary to arrive at the information for Pliant and its subsidiaries on a consolidated basis, and (v) Pliant on a consolidated basis, in each case as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. The 2003 Notes, the 2004 Notes, the Amended 2004 Notes and the 2007 Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary and each guarantor subsidiary is 100% owned, directly or indirectly, by Pliant, except that the 2003 Notes are not guaranteed by Uniplast Industries Co. and the Amended 2004 Notes are not guaranteed by Pliant Solutions Corporation ("Pliant Solutions"). Substantially all of the assets of Pliant Solutions were sold on September 30, 2004, the remainder disposed prior to December 31, 2005 and Pliant Solutions dissolved as of December 27, 2007. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to Pliant. The condensed consolidating financial statements are presented herein, rather than separate financial statements for each of the guarantor subsidiaries, because management believes that separate financial statements relating to the guarantor subsidiaries are not material to investors.

17. Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Balance Sheet
As of December 31, 2007 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non-Guarantors	Eliminations	Consolidated Pliant Corporation
ASSETS					
Current assets:					
Cash and cash equivalents	$ 7	$ 3,609	$ 3,642	$ —	$ 7,258
Receivables	97,400	5,216	24,974	—	127,590
Inventories	93,152	3,407	11,799	—	108,358
Prepaid expenses and other	2,296	670	3,303	—	6,269
Income taxes receivable	(295)	1,093	1,086	—	1,844
Deferred income taxes	9,156	9	(20)	—	9,145
Total current assets	201,716	14,004	44,784	—	260,504
Plant and equipment, net	271,263	8,885	31,608	—	311,756
Goodwill	57,777	13,153	1,597	—	72,527
Intangible assets, net	1,470	9,611	—	—	11,081
Investment in subsidiaries	(23,719)	—	—	23,719	—
Other assets	15,377	—	4,734	—	20,111
Total assets	$ 523,884	$ 45,653	$ 82,723	$ 23,719	$ 675,979
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities:					
Current portion of long-term debt	$ 987	$ —	$ 115	$ —	$ 1,102
Trade accounts payable	78,846	2,771	11,561	—	93,178
Accrued liabilities	53,072	657	3,681	—	57,410
Due to (from) affiliates	(83,364)	65,741	17,623	—	—
Total current liabilities	49,541	69,169	32,980	—	151,690
Long-term debt, net of current portion	713,367	16,700	21,398	—	751,465
Other liabilities	14,614	1,296	6,695	—	22,605
Deferred income taxes	14,306	973	2,884	—	18,163
Total liabilities	791,828	88,138	63,957	—	943,923
Stockholders' (deficit):					
Preferred Stock	247,355	—	—	—	247,355
Common stock	1	—	11,916	(11,916)	1
Paid in capital	155,341	14,020	43,822	(57,842)	155,341
Retained earnings (deficit)	(658,163)	(58,440)	(34,662)	93,102	(658,163)
Accumulated other comprehensive loss	(12,478)	1,935	(2,310)	375	(12,478)
Total stockholders' (deficit)	(267,944)	(42,485)	18,766	23,719	(267,944)
Total liabilities and stockholders' (deficit)	$ 523,884	$ 45,653	$ 82,723	$ 23,719	$ 675,979

17. Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2007 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non-Guarantors	Eliminations	Consolidated Pliant Corporation
Net sales	$942,999	$55,526	$144,286	$(45,887)	$1,096,924
Cost of sales	831,099	52,572	130,705	(45,887)	968,489
Gross profit	111,900	2,954	13,581	—	128,435
Total operating expenses	72,208	8,910	8,081	—	89,199
Operating income	39,692	(5,956)	5,500	—	39,236
Interest expense	(81,979)	(583)	(4,678)	—	(87,240)
Gain on extinguishment of debt	32,508	—	—	—	32,508
Equity in earnings of subsidiaries	(10,764)	—	—	10,764	—
Other income (expense), net	6,199	(2,971)	(2,875)	—	353
Income (loss) from continuing operations before income taxes	(14,344)	(9,510)	(2,053)	10,764	(15,143)
Income tax (benefit) expense	(2,860)	(2,658)	1,859	—	(3,659)
Income (loss) from continuing operations	(11,484)	(6,852)	(3,912)	10,764	(11,484)
Loss from discontinued operations	—	—	—	—	—
Net income (loss)	$(11,484)	$(6,852)	$ (3,912)	$ 10,764	$ (11,484)

PLIANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2007 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non-Guarantors	Eliminations	Consolidated Pliant Corporation
Cash flows from continuing operating activities:	$ 40,759	$ 655	$ 2,363	$ —	$ 43,777
Cash flows from continuing investing activities:					
Capital expenditures for plant and equipment	(38,141)	(3,163)	(2,161)	—	(43,465)
Net fixed asset transfers	(6,758)	6,949	(191)	—	—
Proceeds from sale of assets	—	229	—	—	229
Net cash used in investing activities	(44,899)	4,015	(2,352)	—	(43,236)
Cash flows from continuing financing activities:					
Payment of financing fees	(2,352)	—	—	—	(2,352)
Proceeds from issuance of preferred stock	157	—	—	—	157
Proceeds from issuance of senior subordinated debt	24,000	—	—	—	24,000
Repayment of senior subordinated debt	(22,593)	—	—	—	(22,593)
Loans (to)/from affiliates	10,000	—	(10,000)	—	—
Borrowing (Repayments) under revolver	(5,000)	—	10,000	—	5,000
Payments of capital lease obligations, net	(753)	—	(81)	—	(834)
Net cash provided by (used) in continuing financing activities	3,459	—	(81)	—	3,378
Effect of exchange rate changes on cash and cash equivalents	681	(2,066)	525	—	(860)
Net (decrease)/increase in cash and cash equivalents	—	2,604	455	—	3,059
Cash and cash equivalents at beginning of the year	7	1,005	3,187	—	4,199
Cash and cash equivalents at end of the year	$ 7	$ 3,609	$ 3,642	$ —	$ 7,258

17. Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Balance Sheet
As of December 31, 2006 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non-Guarantors	Eliminations	Consolidated Pliant Corporation
ASSETS					
Current assets:					
Cash and cash equivalents	7	$ 1,005	$ 3,187	$ —	$ 4,199
Receivables	108,907	8,131	23,439	—	140,477
Inventories	83,007	6,703	10,393	—	100,103
Prepaid expenses and other	3,698	445	3,136	—	7,279
Income taxes receivable	(792)	1,443	347	—	998
Deferred income taxes	13,452	2	300	—	13,754
Total current assets	208,279	17,729	40,802	—	266,810
Plant and equipment, net	255,622	15,888	32,933	—	304,443
Goodwill	57,777	13,153	1,327	—	72,257
Intangible assets, net	2,498	9,873	18	—	12,389
Investment in subsidiaries	(17,932)	—	—	17,932	—
Other assets	18,905	—	2,953	—	21,858
Total assets	$ 525,149	$ 56,643	$ 78,033	$ 17,932	$ 677,757
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities:					
Current portion of long-term debt and debt in default	$ 895	$ —	$ 80	$ —	$ 975
Trade accounts payable	65,710	3,298	12,223	—	81,231
Accrued liabilities	56,078	1,779	4,064	—	61,921
Due to (from) affiliates	(90,702)	65,746	24,956	—	—
Total current liabilities	31,981	70,823	41,323	—	144,127
Long-term debt, net of current portion	708,404	16,700	11,552	—	736,656
Other liabilities	25,636	—	3,810	—	29,446
Deferred income taxes	22,887	4,703	3,697	—	31,287
Shares subject to mandatory redemption	—	—	—	—	—
Total liabilities	788,908	92,226	60,382	—	941,516
Stockholders' (deficit):					
Preferred Stock	198,899	—	—	—	198,899
Common stock	1	—	11,916	(11,916)	1
Paid in capital	154,521	14,020	43,822	(57,842)	154,521
Retained earnings (deficit)	(598,934)	(51,983)	(30,812)	82,795	(598,934)
Stockholders' notes receivable	—	—	—	—	—
Accumulated other comprehensive loss	(18,246)	2,380	(7,275)	4,895	(18,246)
Total stockholders' (deficit)	(263,759)	(35,583)	17,651	17,932	(263,759)
Total liabilities and stockholders' (deficit)	$ 525,149	$ 56,643	$ 78,033	$ 17,932	$ 677,757

17. Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2006 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non-Guarantors	Eliminations	Consolidated Pliant Corporation
Net sales	$ 983,335	$75,157	$146,024	$(45,521)	$1,158,995
Cost of sales	861,272	69,604	132,416	(45,521)	1,017,771
Gross profit	122,063	5,553	13,608	—	141,224
Total operating expenses	261,700	3,036	7,281	—	272,017
Operating income (loss)	(139,637)	2,517	6,327	—	(130,793)
Interest expense	(72,594)	(1,783)	(5,551)	—	(79,928)
Gain on extinguishment of debt	393,665	—	—	—	393,665
Equity in earnings of subsidiaries	(5,105)	—	—	5,105	—
Other income (expense), net	7,973	(3,612)	(2,219)	—	2,142
Income (loss) from continuing operations before income taxes	184,302	(2,878)	(1,443)	5,105	185,086
Income tax (benefit) expense	(775)	(80)	864	—	9
Income (loss) from continuing operations	185,077	(2,798)	(2,307)	5,105	185,077
Loss from discontinued operations	—	—	—	—	—
Net income (loss)	$ 185,077	$ (2,798)	$ (2,307)	$ 5,105	$ 185,077

17. Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2006 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non-Guarantors	Eliminations	Consolidated Pliant Corporation
Cash flows from continuing operating activities:	$ 58,463	$ 2,290	$(1,186)	$ —	$ 59,567
Cash flows from continuing investing activities:					
Capital expenditures for plant and equipment	(36,133)	(2,208)	(2,180)	—	(40,521)
Net fixed asset transfers	1,037	(866)	(171)	—	—
Proceeds from sale of assets	2,655	—	22	—	2,677
Net cash used in investing activities	(32,441)	(3,074)	(2,329)	—	(37,844)
Cash flows from continuing financing activities:					
Payment of financing fees	(8,799)	—	—	—	(8,799)
Repurchase of preferred stock	(76)	—	—	—	(76)
Repayments of DIP revolver due to refinancing	(91,524)	(39,400)	—	—	(130,924)
Loans to/from affiliates	(16,321)	22,700	(6,379)	—	—
Borrowing under revolver	89,500	16,700	7,379	—	113,579
Payments of capital lease obligations, net	(1,395)	—	(243)	—	(1,638)
Net cash provided by (used) in continuing financing activities	(28,615)	—	757	—	(27,858)
Cash used in discontinued operations	—	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(2,259)	636	(845)	—	(2,468)
Net (decrease)/increase in cash and cash equivalents	(4,852)	(148)	(3,603)	—	(8,603)
Cash and cash equivalents at beginning of the year	4,859	1,153	6,790	—	12,802
Cash and cash equivalents at end of the year	$ 7	$ 1,005	$ 3,187	$ —	$ 4,199

17. Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2005 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non-Guarantors	Eliminations	Consolidated Pliant Corporation
Net sales	$ 898,682	$70,118	$134,553	$(30,513)	$1,072,840
Cost of sales	780,857	64,662	124,703	(30,513)	939,709
Gross profit	117,825	5,456	9,850	—	133,131
Total operating expenses	78,711	4,451	8,832	—	91,994
Operating income	39,114	1,005	1,018	—	41,137
Interest expense	(146,638)	(831)	(7,603)	—	(155,072)
Equity in earnings of subsidiaries	(10,339)	—	—	10,339	—
Other income (expense), net	7,171	(4,127)	1,038	—	4,082
Income (loss) from continuing operations before income taxes	(110,692)	(3,953)	(5,547)	10,339	(109,853)
Income tax (benefit) expense	1,178	(6)	845	—	2,017
Income (loss) from continuing operations	(111,870)	(3,947)	(6,392)	10,339	(111,870)
Loss from discontinued operations	(1,096)	—	—	—	(1,096)
Net income (loss)	$(112,966)	$(3,947)	$ (6,392)	$ 10,339	$ (112,966)

17. Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non-Guarantors	Eliminations	Consolidated Pliant Corporation
Cash flows from continuing operating activities:	$(18,436)	$(36,425)	$(2,209)	$ —	$(57,070)
Cash flows from continuing investing activities:					
Capital expenditures for plant and equipment	(30,298)	(1,020)	(2,184)	—	(33,502)
Proceeds from sale of assets	58	605	4,527	—	5,190
Net cash provided by (used in) investing activities	(30,240)	(415)	2,343	—	(28,312)
Cash flows from continuing financing activities:					
Payment of capitalized fees	(12,130)	—	—	—	(12,130)
Repurchase of preferred stock	(12)	—	—	—	(12)
Borrowing under revolver	67,524	39,400	—	—	106,924
Payments of capital lease obligations	(2,048)	—	—	—	(2,048)
Net cash provided by continuing financing activities	53,334	39,400	—	—	92,734
Cash used in discontinued operations	(195)	—	—	—	(195)
Effect of exchange rate changes on cash and cash equivalents	396	(2,111)	1,780	—	65
Net (decrease)/increase in cash and cash equivalents	4,859	449	1,914	—	7,222
Cash and cash equivalents at beginning of the year	—	704	4,876	—	5,580
Cash and cash equivalents at end of the year	$ 4,859	$ 1,153	$ 6,790	$ —	$ 12,802

18. OTHER INCOME (EXPENSE)

Other income for the year ended December 31, 2007 included $0.3 million of interest income and other less significant items. Other income for the year ended December 31, 2006 includes a gain of $1.9 million on the sale of remaining real estate in the Company's Merced, California facility and $0.3 million of other less significant items. Other income for the year ended December 31, 2005 includes a $4.1 million gain in sale of the Company's Alliant business.

19. SELECTED QUARTERLY INFORMATION-UNAUDITED

Selected quarterly financial information for the years ended December 31, 2007 and 2006 are as follows (in thousands):

	Quarter Ended			
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Net Sales	$ 276,955	$282,541	$277,036	$260,392
Gross profit	26,665	31,716	35,618	34,436
Net income/(loss)	(12,069)	18,643	(5,610)	(12,448)

	Quarter Ended			
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Net Sales	$ 278,909	$293,357	$289,073	$297,656
Gross profit	35,919	34,001	36,955	34,349
Net income/(loss)	(117,539)	377,412	(13,989)	(60,807)

20. REORGANIZATION

On January 3, 2006, Pliant and ten subsidiaries filed voluntary petitions in the Bankruptcy Court seeking relief under the Bankruptcy Code. Three of the Company's subsidiaries with Canadian operations commenced ancillary proceedings in a Canadian court to recognize the Chapter 11 bankruptcy proceedings as "foreign proceedings." The Company's operations in Mexico, Germany, and Australia were not included in the Chapter 11 filing.

On June 19, 2006, the Company filed with the Bankruptcy Court the Plan which was approved by the Bankruptcy Court on June 23, 2006. On July 18, 2006, the Company consummated its reorganization through a series of transactions contemplated in the Plan and filed with the Bankruptcy Court a notice announcing the effectiveness of the Plan.

On July 18, 2006, pursuant to the Plan, the Company also effected the following transactions:

- changed its state of incorporation from Utah to Delaware;
- extinguished its Series B Preferred Stock;
- issued (i) an aggregate principal amount of $34.97 million of 2006 Notes, (ii) 335,592 shares of Series AA Preferred Stock, and (iii) 100,003 shares of Common Stock in exchange for (A) all of its 2000/2002 Notes, (B) all of its Series A Cumulative Exchangeable Redeemable Preferred Stock, no par value (the "Series A Preferred Stock"), (C) all of its Old Common Stock and (D) warrants to purchase its Old Common Stock;

20. REORGANIZATION (Continued)

- made cash payments to the applicable trustee of (A) $3.2 million for further distribution to the holders of the 2000/2002 Notes and (B) $18.53 million ($4 million of which was a consent fee and the balance of which was the missed March 1, 2006 interest payment and the interest owed on that interest payment) for further distribution to the holders of its 2003 Notes and reinstated the 2003 Notes;
- reinstated its 2004 Notes and its Amended 2004 Notes and increased the interest rate on the 2004 Notes and the Amended 2004 Notes by .225%;
- entered into Revolving Credit Facilities to replace the Amended and Restated Credit Agreement and DIP Credit Facility; and
- entered into the Stockholders' Agreement with respect to the Common Stock and the Registration Rights Agreement with respect to the Series AA Preferred Stock.

As a result, the prior credit facilities, the indenture dated May 31, 2000 governing the 2000 Notes (the "2000 Indenture") and the indenture dated April 10, 2002 governing the 2002 Notes (the "2002 Indenture") were terminated, except, with respect to the indentures, to the extent necessary to permit the trustee under such indentures to make distributions to the holders of the 2000/2002 Notes under the Plan. In addition, on July 18, 2006, the Cash Plan and Stock Plan, became effective.

As a consequence of the Company's commencement of bankruptcy proceedings, substantially all pending claims and litigation against it in the United States were automatically stayed pursuant to the Bankruptcy Code. In addition, as a consequence of the commencement of the proceedings in Canada, substantially all pending claims and litigation against its subsidiaries operating in Canada also were stayed by order of the Canadian court. Upon the Company's emergence from bankruptcy, these stays were lifted.

The Company has continued to work diligently in an effort to analyze each of the claims filed in its Chapter 11 cases, and has made significant progress in reconciling such claims with its books and records. Moreover, the Company has been steadily making distributions to the holders of many such claims, as well as to creditors appearing in its schedules, and has filed objections to certain claims as necessary. To date, the Company has filed five omnibus objections to claims, resulting in a reduction to the claims register of more than 80 claims totaling more than $86.5 million, which were primarily claims made by equity holders who received distributions of new securities according to the Company's Plan. In addition, the Company has paid more than $47 million to satisfy contract cure amounts, vendor trade agreements, and other unsecured claims. The Company estimates that there are approximately $2.0 million in non-litigation claims remaining for processing.

As referenced above, the Company completed a debt for equity exchange whereby 100% of its outstanding $320 million of 2000/2002 Notes and $24.3 million in accrued interest were exchanged for 265,123 shares or 79% of its new Series AA Preferred Stock, approximately 30,000 shares or 30% of its Common Stock, $3.2 million in cash consideration and approximately $35 million in 2006 Notes. Pursuant to SFAS 15, *Accounting by Debtors and Creditors for Troubled Debt Restructuring*, these $35 million of 2006 Notes were recorded at aggregate principal plus interest to maturity of $20.1 million or a total of $55.1 million. In addition, 100% of the $298.0 million of shares subject to mandatory redemption, including the Company's Series A Preferred Stock were also exchanged for shares of its new Series AA Preferred Stock and shares of its Common Stock. The fair market value of equity received in connection with these exchanges was approximately $182.3 million. Taking into

20. REORGANIZATION (Continued)

account the $3.2 million of cash consideration bondholders received and collectability reserves of $4.9 million established in connection with outstanding stockholders' notes receivable, this resulted in a gain on extinguishment of debt of $393.7 million on a combined exchange of $642.3 million of debt and accrued interest.

On July 18, 2006, the Company entered into the Stockholders Agreement that is binding on all parties receiving shares of Common Stock, pursuant to the terms of the Plan. The Stockholders' Agreement provides for certain restrictions on transfer of the Common Stock and requires that all transferees of Common Stock become a party to the Stockholders' Agreement. The Stockholders' Agreement also grants to certain holders of Common Stock the right to purchase their pro rata share of any new equity securities issued by the Company, subject to exceptions for acquisitions, management equity and certain other transactions. The Stockholders' Agreement contains "drag-along rights" that require all holders of Common Stock to participate in and vote in favor of certain sales of the Company approved by the Board of Directors and certain holders of Common Stock. It further provides that the 5 (out of a total of 7) members of the Board of Directors to be elected by the holders of Common Stock will consist of the Chief Executive Officer of the Company and 4 members appointed by the holders of a majority of the Common Stock held by persons defined as "permitted holders" under the indentures for the 2003 Notes, 2004 Notes and Amended 2004 Notes. Finally, the Stockholders' Agreement provides that certain holders of Common Stock will have demand registration rights after July 18, 2009 and additional demand and piggyback registration rights following an initial public offering of the Common Stock.

On July 18, 2006, the Company also entered into the Registration Rights Agreement that is binding on all parties receiving shares of Series AA Preferred Stock, pursuant to the terms of the Plan. The Registration Rights Agreement requires the Company to take all actions reasonably required to permit the Series AA Preferred Stock to be quoted on the NASDAQ OTC Bulletin Board as soon as practicable. The Registration Rights Agreement also provides that, at any time after the ninth month and prior to the second anniversary of the effective date of the Fourth Amend Plan, certain holders of the Series AA Preferred Stock can require Pliant to register an underwritten public offering of the Series AA Preferred Stock.

The Company adopted the Stock Plan on July 18, 2006, which provides for the issuance to the Chief Executive Officer and other officers of the Company of Series M Preferred Stock that, when combined with awards under the Cash Plan, will entitle such officers to a maximum of 8% of the equity value of the Company, in the aggregate. Participants in the Stock Plan and Cash Plan will only receive distributions upon the occurrence of certain extraordinary corporate transactions, such as a sale of all or substantially all of the Company's assets or a change in control of the Company. The Stock Plan and Cash Plan will be administered by the Company's Board or a committee composed of non-employee directors.

On February 20, 2007, the Company issued 8,000 shares of Series M Preferred Stock to certain employees pursuant to the Stock Plan. Upon receiving their awards in February 2007, participants purchased their shares of Series M Preferred Stock for $20 per share. The shares were issued for an aggregate purchase price of $160,000. At that time, the fair market value of the shares of Series M Preferred Stock (as determined by an appraisal by an independent appraisal firm), was $103 per share. Each participant made an election under Section 83(b) of the Internal Revenue Code to pay tax at that time on the $83 difference between those amounts; and the Company paid a bonus of approximately

20. REORGANIZATION (Continued)

$138 per share (the tax-grossed-up amount of the $83 difference) to each participant to enable the participant to pay such taxes.

In addition, the Company recognized the fair market of $103 per share, less par value of $.01 per share, as additional paid in capital of approximately $824,000 and included the cost of the tax-gross-up of $437,000 and the difference between fair market value and purchase price of $664,000 in reorganization and other costs in the accompanying condensed consolidated statement of operations.

On April 17, 2007 we awarded certain participants rights to purchase an additional 220 shares of Series M Preferred Stock, also for $20 per share, after re-purchasing those additional shares from a former named executive officer.

The Company incurred professional fees and other expenses directly associated with the bankruptcy proceedings. In addition, the Company has made certain adjustments to the carrying values of certain pre-petition assets and liabilities. Such costs and adjustments are classified as reorganization costs in the accompanying consolidated statements of operations and consist of the following (in thousands):

	2007	2006	2005
Debt subject to compromise:			
Write-off of unamortized original issuance, discount, net	$ —	$ 5,862	$ —
Write-off of unamortized capitalized financing fees	—	15,777	—
	—	21,639	—
Mandatorily Redeemable Preferred Stock			
Write-off of unamortized original issuance discount	—	24,597	—
Write-off of capitalized financing fees on the DIP Credit Facility	—	1,475	—
Bondholders' consent fee	—	4,000	—
Emergence Bonus Plan	—	1,782	—
Professional fees	1,053	28,876	3,802
Reorganization costs	$1,053	$82,369	$3,802

21. DISCONTINUED OPERATIONS

On September 30, 2004, the Company sold substantially all of the assets of its wholly-owned subsidiary, Pliant Solutions, which was previously reported as a separate operating segment. Pliant Solutions manufactured decorative and surface coverings through the conversion of various films into consumer packaged goods. These products were sold through retailers to consumers for a wide range of applications, including shelf-lining, decorative accents, glass coverings, surface repair, resurfacing and arts and crafts projects.

In accordance with SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*, Pliant Solutions was accounted for as a discontinued operation and, accordingly, its loss on sale of assets are

21. DISCONTINUED OPERATIONS (Continued)

segmented and reported as discontinued operations in the accompanying consolidated statement of operations.

22. RECENT EVENTS

On March 12, 2008, our Board elected Thomas C. Spielberger as Senior Vice President and Chief Financial Officer. On the same date Joseph J. Kwederis assumed his new role as Senior Vice President, Finance & Accounting in order to concentrate on internal finance and accounting and not due to any disagreement with the Company. Additional information regarding these events is set forth on the Company's Current Report on Form 8-K filed on March 17, 2008.

PLIANT CORPORATION AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2007, 2006 and 2005

(In Thousands)

Description	Balance at Beginning of Year	Additions Charged to Profit & Loss	Write-offs	Foreign Currency Impact	Balance at End of Year
ALLOWANCE FOR DOUBTFUL ACCOUNTS:					
2007	$3,751	$2,095	$(2,377)	$ (4)	$ 3,465
2006	$5,672	$ 404	$(2,346)	$ 21	$ 3,751
2005	$4,489	$2,608	$(1,413)	$(12)	$ 5,672

	Balance at Beginning of Year	(Reductions From) Additions to Continuing Operations	Additions to Other Comprehensive Income	Additions to Discontinued Operations	Balance at End of Year
INCOME TAX VALUATION ALLOWANCE:					
2007	$33,305	$ 23,052	$ 345	$ —	$56,702
2006	$94,516	$(64,303)	$3,092	$ —	$33,305
2005	$69,693	$ 24,396	$ —	$427	$94,516

EXHIBIT 31.1

CERTIFICATIONS

I, Harold C. Bevis, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2007 of Pliant Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2008

/s/ HAROLD C. BEVIS

Harold C. Bevis
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Thomas C. Spielberger, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2007 of Pliant Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2008

/s/ THOMAS C. SPIELBERGER

Thomas C. Spielberger
Chief Financial Officer

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the annual report of Pliant Corporation (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission (the "Report"), I, Harold C. Bevis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 19, 2008

/s/ HAROLD C. BEVIS

Harold C. Bevis
Chief Executive Officer

EXHIBIT 32.2

**Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002**

In connection with the annual report of Pliant Corporation (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission (the "Report"), I, Thomas C. Spielberger, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 19, 2008

/s/ THOMAS C. SPIELBERGER

Thomas C. Spielberger
Chief Financial Officer

(THIS PAGE INTENTIONALLY LEFT BLANK)



Board of Directors

John D. Bowlin
Director and Non-Executive Chairman

Timothy J. Walsh
Chairman of Compensation Committee and Director

Eugene I. Davis
Chairman of Audit Committee and Director

Harold C. Bevis
President and Chief Executive Officer and Director

David G. Elkins
Director

Edward A. Lapekas
Director

Stephen V. McKenna
Director

Management Team

Harold C. Bevis
President and Chief Executive Officer

R. David Corey
Executive Vice President and Chief Operating Officer

Thomas C. Spielberger
Senior Vice President and Chief Financial Officer

Joseph J. Kwederis
Senior Vice President, Finance & Accounting

Kenneth J. Swanson
Senior Vice President and President, Engineered Films Group

James M. Kingsley
Senior Vice President, Business Development

Robert J. Maltarich
Vice President and General Manager, PVC Films

Fred D. Wampnar
Vice President and General Manager, Stretch and Shrink Products

Greg E. Gard
Senior Vice President, Technology and Innovation

James L. Kaboski
Vice President and General Manager, Printed Products

Stephen T. Auburn
Vice President and General Counsel and Secretary

Keith D. Brechtelsbauer
Divisional Vice President and General Manager, Specialty Films

Randolph W. Scott
Manager, Global Marketing

The biographies of our directors and management team can be found in Part III, Item 10 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007, provided herein. Randolph W. Scott's biography is not included in Part III, Item 10 of the Company's Annual Report on Form 10-K.

Global Headquarters

Pliant Corporation
1475 Woodfield Road
Suite 700
Schaumburg, Illinois 60173
U.S.A.

P. 866.878.6188

Europe

Pliant Film Products, GmbH
Mittlerer Weg
76661 Philippsburg
Germany

P. 49.7256.9305.0

Latin America

Pliant de Mexico, S.A. de C.V.
Montaña No. 176
Montaña 176 Fracc.
Industrial La Perla 53340,
Nuacalpan Estado de México

P. 52.55.5091.9200

Asia

Pliant Corporation Pty. Ltd.
P. O. Box 8133
Northlands Centre, Victoria 3072
Australia

P. 61.3.9485.8585

PLIANT

toll free 866.878.6188 | pliantcorp.com

(3/08)

END